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03007889

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bradford & Bingley

*CURRENT ADDRESS

PROCESSED
APR 1_ 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5754 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw
DATE : 4/2/03



# Bradford & Bingley

## Annual Report & Accounts

2002





mortgage express

mx-online

New online application platform for mortgage intermediaries generated almost **£700m in applications**



Bradford
Bingley


**Bradford & Bingley** return in new national advertising campaign



Over 150,000 customers choose to use **The MarketPlace**

eloped
artnership



Charcol wins Money Marketing best mortgage IFA award for 4th consecutive year

Share buy-back programme launched – £88m worth of shares repurchased

Over **1,000 financial advisers** – 18 months ahead of plan

# Year in review

## 2002

Up 89%

New residential lending
**exceeded £4.5bn**


mortgage express
The natural choice for innovative mortgage solutions
Customers


Premier Saver

Premier Saver balances passed **£1.3 billion** for first time


Housing Finance

New commercial lending rose by 42% to £1.3bn

Relative **Share Price Performance** in 2002


120
110
100
90
80
70
December 2001
January 2002
February 2002
March 2002
April 2002
May 2002
June 2002
July 2002
August 2002
September 2002
October 2002
November 2002
December 2002
Bradford & Bingley plc
UK Banks
FTSE 100

**Share price outperformed**
FTSE 100 and Banking Sector

**B&B Surveyors** complete a record 195,000 surveys

Estate Agency dev
innovative online p
with **Rightmove**

Bradford & Bingley

At Bradford & Bingley we help you to find the right home and arrange the right loan, save for tomorrow and invest for the future, and protect your family and possessions – around the corner, around the country and online.





The MarketPlace




# Operating highlights

- Grown profits before tax and exceptionals by **8%**
- Grown lending balances by **9%**
- Grown distribution income by **6%**
- Grown earnings per share before exceptionals by **13%**
- Increased return on equity before exceptionals to **15.8%**

Profit before tax and exceptionals £m


128.5
184.4
231.4
253.1
273.2
98
99
00
01
02

Return on equity before exceptionals %


8.3
10.9
13.2
14.2
15.8
98
99
00
01
02

Earnings per share before exceptionals pence


12.3
17.7
22.0
26.0
29.3
98
99
00
01
02

# Business line overview

## Lending

**Lending** manages the development and manufacture of lending products, primarily mortgages.

All our lending is secured on property, giving us a low risk profile. As well as managing the book of residential mortgages, we are driving growth in specialist areas such as buy-to-let and commercial lending. Mortgage Express gives us a channel to sell specialist mortgages through intermediaries.

## Savings

**Savings** manages the development and manufacture of the Group's savings products.

We offer convenience and value savings products to consumers through our Retail network. This is closely managed with the Distribution business.

## Distribution

Our **Retail network** includes high street bank and estate agency branches, as well as telephone and online channels.

Through this network we distribute financial services, our own savings products and property related services. Financial services, including mortgage and insurance broking and investment and protection products, are distributed through our Independent Financial Advisers.



**£210m**
Profit before tax
Up 13%

**£20.5bn**
Balances
Up 9%



**£30m**
Profit before tax
Down 45%

**£13.0bn**
Balances
Up 2%



**£28m**
Profit before tax
Up 101%

**51,600**
Number of mortgages originated
Up 41%


Bradford & Bingley
Estate Agents






FOR SALE
Renton & Renton

# Chairman's statement

## 2002 was a good year for Bradford & Bingley and its distinctive strategy

**It is now over two years since Bradford & Bingley converted from mutual to plc status and floated on the London Stock Exchange. In that period the Group has seen continuing growth in revenues and profits.**

**The Group has also made significant progress in developing its distinctive strategy - namely to concentrate on profitable segments of mortgage and property lending, whilst moving increasingly into a range of fee-earning property related and personal financial services.**

### Results

Profits before tax and exceptionals rose 8% to a record £273 million; profit attributable to shareholders rose 5% to a record £172 million; before exceptional costs, earnings per share rose 13% from 26.0 pence to 29.3 pence and return on equity rose from 14.2% to 15.8%.

### Dividend

The Board is pleased to propose a final dividend of 9.9 pence per share for payment on 9 May 2003 to shareholders on the register as at 28 March 2003. This will result in a full year dividend of 14.8 pence, a 14% increase on 2001.

### Trading

The Group's policy is to lend selectively to those segments of the residential and commercial property markets which meet our careful underwriting criteria and in which we believe we can make a good return over the full lending cycle.

Our lending balances have increased, with rapid growth in our selective lending business, particularly in the buy-to-let market, more than offsetting the redemptions in our traditional book.

We are pleased to report that new lending rose to a record £5.8 billion in the year compared to £3.4 billion last year. Our managed lending balances exceeded £20 billion for the first time. Arrears and defaults have continued to decline.

Overall savings balances have stabilised after the substantial outflow of 'carpetbagger' deposits following the flotation. There has been a continued shift from convenience savings to lower margin value savings.

In total, outflows post-conversion are estimated to have reduced Lending & Savings profits by some £40 million. This resulted from the anticipated reduction in balances driven by account closures following flotation. This was offset positively by some £19 million by the Group changing the amortisation period for mortgage incentives bringing it into line with the industry standard.

We continue to manage our capital actively and repurchased £88 million of our own shares during the year. In the course of the year we completed two substantial capital market transactions which supported our lending growth.

The contribution from our Distribution business, which comprises Mortgage Broking, Estate Agency, Insurance Broking and Independent Financial Advice continued to grow rapidly. Pre-tax profits doubled, advancing from £14 million to £28 million, despite the difficult equity markets and further investment spend. We reached our target of 1,000 advisers in mid 2002, ahead of schedule.

We have delivered on the £30 million cost reduction target we set ourselves in 2001, with costs falling by £5 million in 2002, before exceptionals.



Exceptional costs totalled £33 million, including £15 million relating to our decision to end our mortgage systems and processing joint venture with ALLTEL Information Systems.

### Pensions

Because of the rapid decline in world stock markets during the year, we have reviewed our pension liabilities in advance of our triennial valuation, due 30 June 2003. While pension funding is essentially a long-term consideration we considered it prudent to transfer an additional £50 million to our pension fund. As at the end of 2002, our Minimum Funding Requirement ratio was estimated to be 125%. We believe this indicates that we are adequately funded to meet our existing liabilities. We will adjust corporate and individual contributions as needed to meet future increases in liabilities.

### People

Our achievements in 2002, in increasingly challenging markets, have been the direct result of the hard work and dedication of staff throughout the Group. We have placed increasing emphasis on improving productivity and are now delivering record revenues with fewer people. The Board would like to thank all our colleagues for the positive way in which they have adapted to continued change in the business.

### Board

I would like to take this opportunity to pay a particular tribute to Lindsay Mackinlay, who retired as Chairman of Bradford & Bingley plc in October 2002.

It is rare for a Chairman to be required to lead companies through changes as radical as those Lindsay experienced at Bradford & Bingley. Lindsay joined the Board in 1990, and when he became Chairman in 1995 Bradford & Bingley was still a medium-sized building society. He leaves us, seven years on, as a FTSE 100 company, with a clear, distinctive and successful strategy. The Board will miss his wise counsel and stewardship, and we all wish him every success and happiness in his retirement.

I would also like to thank Keith Greenough, who retired from the Board and from his position of Managing Director for Lending & Savings at the end of December 2002. Keith has made a significant contribution to the business since joining us in 1997 when we acquired Mortgage Express and has played a pivotal role in developing our successful specialist lending strategy. We wish him well in his retirement.

### Share price

Bradford & Bingley's shares continued to perform resiliently last year in a difficult market and as a result we joined the FTSE 100 index in July. By the end of 2002, our second full year of trading on the London Stock Exchange, our share price was 19% ahead of our flotation price and 2% ahead of our end of 2001 price. In comparison, the UK Banks index fell by 22% and the FTSE 100 index fell by 25% during 2002.

### Outlook

The outlook for the UK financial services and property markets is uncertain. Economic and political uncertainty is likely to lead to continued low interest rates which can be expected to underpin the property market and mortgage repayments. We expect house prices to grow more slowly in 2003 and even to fall in those areas that have seen exceptional growth in the last 12 to 18 months. It will take some time for consumers to regain confidence in the stock market but the need to save for the future remains and is underscored by uncertainty over pensions.

Our focus remains on achieving further improvements in our operating performance while looking for acquisitions that complement our strategy.

At the same time we will need to digest the implications of the extensive regulatory changes that the Financial Services Authority proposes to make to the mortgage and regulated products markets. The Board remains confident that our selective lending strategy and our focus on financial services and property retailing are right for the Group and will allow it to carve out a distinctive position in the markets it serves.



**Rod Kent**
Chairman
17 February 2003



**29.3p**
Earnings per share before exceptionals
Up 13%


Bradford & Bingley
Bradford & Bingley

*Our results demonstrate that we are delivering on our promise of offering choice and advice in financial services and continuing to build our selective lending and property services businesses.*

## Our priorities

*Our overall corporate goals are profit growth and improved return on equity. Four guiding principles help us to drive towards these goals.*

*In Lending, we aim to compete in niches where we can achieve better than average returns and growth.*

*In Retail, we aim for high growth and innovation to make the most of high margins and its lower capital requirement.*

*Across the Group we are focused on tight cost control, and we are actively managing our capital base to improve returns to shareholders.*





By focusing on specialist lending products, Bradford & Bingley is building a high value, profitable lending business.

# specialised



# Group Chief Executive's review

## Our innovative mortgage broking strategy helped double distribution profits and substain new lending margins in a very competitive market

### Overview

In 2002, we continued to make good progress against our twin strategic goals of becoming the UK's leading specialist lender and an innovative retailer of property and financial services.

During the year we lent a record £5.8 billion. This was all secured against residential or commercial property while The MarketPlace and Charcol, our two retail financial services brands, both experienced substantial growth as record numbers of consumers decided they preferred product choice and independent advice when buying financial services.

A number of customers closed their savings or mortgage accounts during 2001 having received their free shares when we floated. 2002 was the first year in which we felt the full financial impact of their departure. Fortunately, our new lending growth coupled with significant additions to balances in our value savings products and our decision to change the period over which we spread lending incentives went a long way to offset this and total interest income fell by only £1 million to £441 million.

We continued to invest in our advice brands in 2002, confident that, in times of uncertainty, the value of expert help becomes ever more evident to consumers seeking to "weather the storm". Research shows that our new TV advertising campaign for The MarketPlace was particularly successful in communicating the fact that we offer consumer choice and we continued to use Charcol's successful existing press campaign to drive sales to new record levels.

### Lending

*37% of Group revenues*

We have maintained the momentum in our Lending business with balances up 9% year-on-year to £20.5 billion. Divisional profit before tax increased 13% to £210 million. This increase reflected the growth in lending balances, a flat cost base and a growth in lending interest margins from 1.27% to 1.37%.





The interest margin increase included the impact of our decision to spread lending incentive costs over the early redemption clawback period instead of the first twelve months of the loan. This change aligned us with the market and added £19 million to our profits in the year, relative to the previous basis.

Our policy of lending selectively did not hamper our growth. New residential lending grew from £2.4 billion to £4.6 billion. This included the purchase of a 6,000 customer, £650 million loan book from General Motors Acceptance Corporation in September 2002.

By the end of the year, our residential loan book had grown by £800 million to £16.8 billion, as the high level of remortgaging evident across the market offset our significant growth in new lending.

Our commercial and housing association lending businesses both had good years adding nearly £1 billion to the book which reached £3.7 billion by year-end. The commercial lending team continued to be successful, originating their own secured property lending and were able to take advantage of their growing reputation in the loan syndication market to make £0.9 billion of loans during the year. By year-end, commercial lending balances had grown 41% to £2.2 billion. Our housing association team built on their position as a major lender in the market to grow their balances by 30% to £1.5 billion.

Credit quality remains good, with arrears levels continuing to decline both in absolute terms and in proportion to the book. Our book is well diversified with 23% of our loans being buy-to-let, 59% are other residential mortgages and 18% commercial and housing association loans. All our lending is secured on property and our buy-to-let lending, which accounts for only a quarter of our book, has an average loan-to-value ratio of 59% and arrears levels of less than one third of the overall UK residential average.

During the year we increased bad debt provisions on our Balance Sheet and in our securitisation vehicles by £12 million to almost £56 million, in view of current economic uncertainty. We continue to believe that we are well provided for, given our residential lending arrears experience; the low average 42% loan-to-value of our residential loan portfolio; the quality of our commercial and housing association books; and the fact that we have no unsecured lending to individuals or companies.

In December, we announced that the European mortgage processing and outsourcing joint venture with ALLTEL, which commenced in 2000, was to be discontinued. Both partners believed that further investment in the joint venture could not be justified given the current uncertainty created by changes in mortgage regulation in the UK and Continental Europe, and the slower than expected development in the European mortgage outsourcing market. We have made an exceptional write-off of £15 million in our 2002 results in respect of our share of the system development and associated costs.

Our mortgage customers have not been affected by these changes and our mortgage processing costs will not increase.



£5.8bn

New lending
Up 73%

*We continue to generate capital organically through growing our profits. This capital presents us with the opportunity to invest in the continued growth of our selective lending and retailing businesses. In addition, we will continue to seek acquisitions that add to our skills and scale, in the market in which we operate.*

£287m

Non-interest income
Up 6%

***We have achieved our target of 1,000 advisers 18 months ahead of schedule and propose to grow adviser numbers to 1,300 by the end of 2004.***

# Group Chief Executive's review

### Savings

*16% of Group revenues*

In 2002, we stabilised our savings business after experiencing significant 'carpetbagger' outflows in the prior year. During the year balances grew £300 million to £13 billion. This has been achieved by the continued success of innovative products such as Premier Saver, and by the launch of other new products that build the relationship between retail deposits and regulated investments by introducing new customers to our financial advisers.

The interest margin on savings was £118 million in 2002, a decrease of £24 million on 2001. This reflects the full and final impact of 'carpetbagger' outflows, combined with reduced deposit spreads in a lower interest rate environment. Together these meant that the savings interest margin fell from 1.1% to 0.9% during the year.

### Distribution

*36% of Group revenues*

The Distribution business doubled profit before tax to £28 million in 2002. Income from financial services grew by 5% to £144 million while property services income grew 7% to £115 million. By contrast operating expenses were flat at £231 million. This reflects a real reduction in underlying costs offset by continued investment in growing both the business and our adviser base.

### Financial services

Our position as a diversified distributor of financial services helps us offset short-term declines in demand in any one product area with sales growth in other areas. This resilience is evident in our 2002 results which reflect the quite different market conditions experienced in various parts of our business.

In a strong mortgage market, our mortgage broking related revenues grew by over 30% year-on-year. By contrast, demand for equity-related investments fell significantly as a result of the falling stock market. We introduced a variety of new protected investment products during the year. While margins on these products are lower, our growing sales force and increased adviser productivity enabled us to limit the fall in investment related revenues to 8% in a market which fell 25%.

Because so many of our historic home and contents insurance sales had been linked to mortgages we had manufactured, our general insurance business continued to be impacted by high levels of mortgage redemption experienced throughout the industry in these times of very low interest rates. This decline in mortgage-linked insurance revenues was partly offset by our move to insurance broking. As a result total insurance revenues fell by just 6%. We will pay particular attention to growing our insurance broking revenues during 2003.

In mid 2002 we achieved our target of having 1,000 financial advisers eighteen months ahead of schedule and by the year-end had 1,061 advisers of whom 130 were in training. We have now set our sights on reaching 1,300 advisers by the end of 2004. Having said that, we have slowed wealth adviser recruitment temporarily, until market conditions improve.

### Property services

Estate Agency revenue increased by 4% in 2002 but, following our closure of underperforming outlets in 2001, these revenues were achieved through a retail network that is approximately 10% smaller. On a like-for-like basis, the current network improved revenue per outlet by 8% and outlet contribution by 14%.





*The doubling of profits in our distribution business during 2002, despite depressed equity markets, clearly demonstrates the market potential for financial services retailing and we believe that the regulatory changes afoot will present further opportunities for growth.*

*Additionally, our selective lending activities have benefited from strong market conditions.*


£56m
Mortgage broking
related revenues
Up 31%







Our surveying business had a particularly good year with revenues growing by 26% and profit by 50%. Over 85% of our surveyors' income comes from other companies and we finished the year by acquiring the 67 employee surveying business of Countrywide Commercial bringing the total number of BBG Surveyors fee earners to 272.

**Costs**
In 2002 Group pre-exceptional costs were £446 million, £5 million less than in 2001. Our cost income ratio fell from 63.3% to 61.3%.

This was the result of a number of actions. We expanded our outsourcing relationship with IBM and restructured some of our internal service utilities, of which the most significant was the creation of a single Human Resource service centre.

Our staffing levels have continued to fall in 2002, despite the increase in our adviser population to over 1,000. In 2002 our average full time equivalent workforce was 6,680, a reduction of 190 (3%) on the previous year.

By the end of the year we had achieved our targeted £30 million reduction in costs compared on a like-for-like basis with year-end 2000. We have also continued investment in the business and our brands and a growth in our adviser base from 936 to 1,061 during the period.

We will continue to seek ways to improve our cost income ratio in the future although this will be offset by the growth of our distribution businesses, which have a relatively high cost income ratio compared to our lending business. The attraction of distribution is that it requires relatively little capital, so growing this area improves Group return on equity.

**Capital and Balance Sheet**
The Group's total assets grew to £25.4 billion by the end of 2002, an 8% increase on 2001. This asset growth occurred primarily as a result of the increase in specialist lending balances during the year. It has been financed principally by two medium-term note issues which attracted new investors to the Group.

During the year we actively managed our capital base. We began a £150 million equity buy-back programme in February and, by the end of 2002, had purchased over £88 million worth of shares. During the year we also raised £150 million innovative Tier 1 capital and issued £200 million of subordinated debt, further improving the mix of our capital and reflecting our confidence in our future growth prospects.

**The year ahead**
We have started the year well, but we live in uncertain times. We will continue to drive for improved operating performance in our chosen markets and will be particularly focused on taking advantage of the many regulatory changes that have been proposed by the Financial Services Authority.

We will also carefully evaluate the increasing number of acquisition opportunities that are emerging at this stage of the economic cycle. We are potential acquirers of businesses that offer us greater scale or complementary skills in the markets in which we have chosen to operate.



**Christopher Rodrigues**
Group Chief Executive
17 February 2003




The MarketPlace

**£115m**
**Property services revenue**
**Up 7%**

*Although the outlook for the UK financial services and property markets is uncertain, the current year has started well. We believe that the diversity of our revenues positions us well for these uncertain market conditions.*





Through our extensive retail network, Bradford & Bingley can offer the widest range of financial products and services. We understand our customers and provide the right products that make the choice simple and straight-forward.

# choice



# Financial review

## The Group has delivered record profits whilst maintaining a prudent approach to bad debt provisioning

### Overview of the Group's results

| Consolidated Profit and Loss | 2002 £m | 2001 £m |
|---|---|---|
| Net interest income | **441.4** | 442.8 |
| Non-interest income | **286.9** | 270.7 |
| **Total income** | **728.3** | 713.5 |
| Administrative expenses | **(446.3)** | (451.6) |
| Bad debt provision | **(6.2)** | (6.1) |
| Share of loss in joint venture | **(2.6)** | (2.7) |
| **Profit before tax & exceptionals** | **273.2** | 253.1 |
| Exceptional costs | **(32.6)** | (18.7) |
| **Profit before tax** | **240.6** | 234.4 |
| Corporation tax | **(63.2)** | (71.3) |
| **Profit after tax** | **177.4** | 163.1 |
| Minority interest (non-equity) | **(5.8)** | – |
| **Profit attributable to shareholders** | **171.6** | 163.1 |

| Group key indicators | 2002 % | 2001 % |
|---|---|---|
| Net interest margin | **1.84** | 1.88 |
| Non-interest income/ Total income | **39.4** | 37.9 |
| Cost / income | **61.3** | 63.3 |
| Return on equity | **15.8** | 14.2 |

Group pre-tax profit in 2002, excluding exceptional costs, has increased by 8% to £273.2m, driven by non-interest income growth, good underlying lending performance and strong cost control. The Group's post-tax return on equity, excluding exceptionals, increased to 15.8% from 14.2%.

The Group's net interest income remained almost flat in 2002, with lending growth and the change in amortisation period for lending incentives offsetting the full year effect of post-conversion outflows.

Non-interest income has grown by 6% driven principally by property services and mortgage broking related income growth.

Excluding exceptionals, costs were managed to below 2001 levels, despite continued investment in the development of the Distribution business. This reflects continued strong cost control in all areas of the business, most notably the full year effect of the reductions made to the size of the retail network in 2001 and downward pressure on Group Services costs.



The business continues to take a prudent approach to bad debt provisions. The economic environment in the residential and commercial property lending sectors has been encouraging with historically low interest rates, coupled with strong house price inflation. This is reflected in the £11m reduction in total specific provisions. Additional general bad debt provisions have been made reflecting a cautious approach in light of current economic conditions.

Exceptional costs amounted to £32.6m (2001: £18.7m) relating to two main items; firstly, costs associated with the disengagement from the mortgage software development and processing joint venture with ALLTEL Information Services, and secondly, further actions taken to reduce the Group's future cost base relating principally to outsourcing of Information Technology (IT) operations to IBM.

Profit after tax and exceptional costs increased to a record £177.4m with earnings per share, excluding exceptionals, increasing from 26.0 pence to 29.3 pence.

### Net interest income

In 2002, the Group's interest income fell by £1.4m. Three main factors contributed to this. Firstly, underlying trading performance has improved by over £20m driven by strong growth in lending volumes. Secondly, the Group suffered the full-year effect of post-flotation outflows as former building society members closed their accounts. The impact of conversion outflows on the Group's 2002 interest margin is estimated at £40m. Thirdly, the Group has changed the period over which lending incentives are amortised, aligning more closely with our peer group. The effect of this change is to spread the cost of these incentives over the period during which an early redemption charge is payable. This is typically three years rather than the first twelve months as previously accounted. This increased the 2002 interest margin by £19.2m relative to the figure that would have been reported on the previous basis.

| Net interest income | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Net interest income | **441.4** | 442.8 |
| **Average balances** | | |
| Interest-earning assets (IEA) | **23,927** | 23,542 |
| Financed by: | | |
| Interest-bearing liabilities | **22,713** | 22,438 |
| Interest-free liabilities | **1,214** | 1,104 |

| Average rates | % | % |
|---|---|---|
| Gross yield on average IEA | **5.76** | 6.53 |
| Cost of interest-bearing liabilities | **(4.12)** | (4.87) |
| Interest spread | **1.64** | 1.66 |
| Interest-free liabilities | **0.20** | 0.22 |
| Net interest margin on average IEA | **1.84** | 1.88 |
| Average bank base rate | **4.00** | 5.12 |
| Average 3-month Libor | **4.06** | 5.04 |

Average interest-earning assets grew by almost £400m, as a result of lending asset growth during the year. The gross yield on these assets fell in line with the decline in average market interest rates, which were 1% below 2001 levels. Relative yields increased as a result of the continued positive impact of our specialist lending strategy.

The cost of interest-bearing liabilities fell in a lower interest rate environment, but increased relative to bank base rate, reflecting a mix change towards a greater proportion of wholesale funding.

The decline from 0.22% to 0.20% in the contribution of interest-free liabilities to the overall interest margin reflects the lower interest rate environment.

### Non-interest income

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Mortgage broking related | **56.3** | 43.1 |
| Investment related | **61.9** | 66.8 |
| General insurance | **26.2** | 27.8 |
| **Financial services** | **144.4** | 137.7 |
| **Property services** | **114.6** | 107.0 |
| **Lending related** | **21.3** | 22.8 |
| **Other** | **6.6** | 3.2 |
| **Total** | **286.9** | 270.7 |

Total non-interest income grew by £16m relative to 2001. Property services income grew 7%, notwithstanding the closure of 68 estate agency outlets in 2001, reflecting higher transaction values. On a like-for-like basis, estate agency income grew over 8% from 2001. Survey income grew strongly, reflecting both the strength of the market and our ability to capture new business in 2002.

Investment related income declined by 7% in 2002 reflecting the continuing difficult environment for wealth business.

Mortgage broking related income has seen continued strong growth of over 30% reflecting the success of this activity in both Charcol and The MarketPlace.

General insurance income fell by 6% in 2002 reflecting the continued high level of redemptions in the residential lending book to which these revenues are linked.

Lending related income fell slightly in 2002, reflecting a significant increase in fees payable to third party mortgage distributors in line with volume growth, despite continued strong performance in commercial lending income.

Financial review

# Underlying costs have reduced despite lending growth and continued investment in distribution

**Administrative expenses**

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Staff related | 200.1 | 209.4 |
| Mortgage servicing charge | 24.1 | 23.2 |
| Premises | 31.2 | 33.2 |
| Marketing | 28.7 | 31.8 |
| Other operating costs | 126.1 | 112.2 |
| Depreciation | 20.5 | 24.4 |
| Goodwill and premium amortisation | 15.6 | 17.4 |
| **On-going** | 446.3 | 451.6 |
| Exceptional | 32.6 | 18.7 |
| **Total** | 478.9 | 470.3 |

Total expenses fell during 2002, excluding exceptional costs. Underlying costs have been well contained, although investment continues to be made in the implementation of our independent retailing strategy. Cost reduction has been supported during 2002 by the full year effect of the closure of a number of underperforming retail outlets in 2001 and a continued reduction in the level of costs of Group Service functions. Our target cost savings of £30m have been delivered.

Staff related costs have decreased by 4% with headcount decreases resulting from cost reduction actions taken in 2001 and 2002 more than offsetting wage inflation. Average headcount fell from 6,870 to 6,680.

Premises costs fell by 6% reflecting outlet closures undertaken in 2001. The Group's exposure to the cost of empty properties has also been substantially reduced as a result of the transfer of 180 properties to London & Cambridge Properties Ltd. Marketing spend fell by 10% despite continued advertising support for the Charcol, The MarketPlace and Mortgage Express brands.

The number of endowment enquiries rose at the end of 2002 as the general public became aware of the potential impact of falling equity prices on endowment maturity values.

Our policy is to handle all customer enquiries and complaints as they arise, charging any compensation to the Group Profit and Loss Account.

Exceptional costs of £32.6m have been incurred in the year. These relate to costs associated with the disengagement from the relationship with ALLTEL, outsourcing and further restructuring costs.

**Bad debt provision**

An amount of £6.2m has been charged to the Profit and Loss Account in 2002 in relation to bad debts. Additionally, £4.5m of provisions (2001: £4.7m) were charged to the Profit and Loss Accounts of the Group's securitised lending portfolios.

Total bad debt provisions, expressed relative to the managed book, have increased relative to 2001 levels. In the light of the uncertain economic environment, the Group has increased its level of general provisions from £27.2m to £49.3m.

**Analysis of bad debt provisions**

| | On balance sheet | | | Securitisation vehicles | Total |
|---|---|---|---|---|---|
| | Residential | Commercial | Sub-total | | |
| **At 1 January 2002:** | | | | | |
| General provision | 15.6 | 1.0 | 16.6 | 10.6 | 27.2 |
| Specific provision | 15.6 | 1.0 | 16.6 | 0.5 | 17.1 |
| **Total** | 31.2 | 2.0 | 33.2 | 11.1 | 44.3 |
| Amounts written (off)/back | 0.8 | 0.1 | 0.9 | (0.2) | 0.7 |
| **Profit & Loss Account:** | | | | | |
| Increase in provisions | 9.4 | 1.2 | 10.6 | 4.5 | 15.1 |
| Recoveries | (4.4) | – | (4.4) | – | (4.4) |
| **Total** | 5.0 | 1.2 | 6.2 | 4.5 | 10.7 |
| At 31 December 2002 | | | | | |
| General provision | 31.8 | 2.2 | 34.0 | 15.3 | 49.3 |
| Specific provision | 5.2 | 1.1 | 6.3 | 0.1 | 6.4 |
| **Total** | 37.0 | 3.3 | 40.3 | 15.4 | 55.7 |
| Bad debt provisions (% assets) | | | | | |
| 1 January 2002 | 0.21 | 0.07 | 0.19 | 0.80 | 0.24 |
| 31 December 2002 | 0.24 | 0.09 | 0.21 | 1.28 | 0.27 |

### Taxation

The 2002 tax charge equates to an effective rate of 26.3% (2001: 30.4%). The reduction in the effective rate below the standard rate is explained as follows:

| Corporation tax | % |
|---|---|
| Standard corporation tax rate | **30.0** |
| Expenses not deductible for tax | **0.5** |
| Lower rate on overseas earnings | **(1.1)** |
| Adjustments in respect of previous periods | **(1.0)** |
| Tax on minority interests (non-equity) | **(0.7)** |
| Effect of timing differences | **(0.4)** |
| Other | **1.1** |
| **Current tax rate** | **28.4** |
| Deferred tax | **(2.1)** |
| **Total effective tax rate** | **26.3** |

### Dividends

A final dividend of 9.9 pence per share has been proposed for payment on 9 May 2003 which, together with the interim dividend of 4.9 pence per share, gives a total dividend for the year of 14.8 pence per share (2001: 13.0 pence per share). This reflects the Board's desire to continue to maintain cover in line with comparable companies in the UK retail banking sector.

## Business segment performance

### Lending & Savings

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Net interest income | **369.8** | 367.9 |
| Non-interest income | **23.0** | 22.8 |
| **Total income** | **392.8** | 390.7 |
| Administrative expenses | **(143.7)** | (140.5) |
| Bad debt provision | **(6.2)** | (6.1) |
| ALLTEL Joint Venture | **(2.6)** | (2.7) |
| **Profit before tax** | **240.3** | 241.4 |

| Lending & Savings key indicators | 2002 | 2001 |
|---|---|---|
| | % | % |
| Return on risk weighted assets | **2.22** | 2.47 |
| Net interest margin | **1.99** | 2.07 |
| Retail margin | **2.27** | 2.37 |
| Cost income ratio | **36.6** | 36.0 |

Total Lending & Savings interest income has been maintained in 2002 with the expected post-conversion decline in Savings interest earnings offset by improved earnings in the Lending business, and by the revised amortisation period for lending incentives.

### Lending

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Net interest income | **251.6** | 225.8 |
| Non-interest income | **21.3** | 22.8 |
| **Total income** | **272.9** | 248.6 |
| Administrative expenses | **(53.9)** | (53.5) |
| Bad debt provision | **(6.2)** | (6.1) |
| ALLTEL Joint Venture | **(2.6)** | (2.7) |
| **Profit before tax** | **210.2** | 186.3 |
| Risk weighted assets (£bn) | **10.8** | 9.9 |

The lending business reported a £23.9m increase in profit in 2002. The underlying improvement in lending earnings was driven by very strong specialist lending growth with new advances increasing by almost 120%, coupled with over £1.2bn of commercial advances. This growth was offset by £3.8bn of residential redemptions (2001: £4.2bn) with the Group experiencing redemption levels in line with the market.

2002 earnings includes the effect of a change in the period over which mortgage incentives are amortised. Under the previous approach lending incentives were charged to income over the first twelve months following completion. The current approach, which has brought us into line with our peer group, has the effect of amortising incentives over a period of around three years, being the average period over which an early redemption charge would apply.

## Financial review

# We have delivered strong lending growth whilst improving asset quality

Reported income in 2002 is materially higher than the previous approach since only one third of the incentives incurred during the year is being charged to income. In 2003, two thirds of a full year's lending incentives will be charged. By 2004 reporting under the new basis will be materially consistent with the old basis as the equivalent of a full year's incentives will be once again charged in the year.

Excluding the effect of the change in the amortisation period for incentives, the lending interest margin remained constant at 1.27%.

Non-interest income fell slightly, primarily due to the increase in mortgage procuration costs arising from the higher proportion of specialist mortgage business, which is largely sourced through intermediaries. Commercial fee income continued to grow in line with lending volume increases.

Lending costs grew by less than 1% in 2002, despite the rapid expansion in new advances, which increased by over 70% in the year.

The Group holds funds in its offshore captive operation generated by charging customers for high loan-to-value advances. These amounts total £27.3m (2001: £33.7m) and are being released to income over the life of the mortgage.

| Residential arrears | 2002 | 2001 |
|---|---|---|
| **Arrears:** | | |
| Over 3 months: | | |
| – number of cases | **4,297** | 7,123 |
| – % of total cases | **1.31** | 1.90 |
| – value (£m) | **203** | 340 |
| – % of book | **1.21** | 2.12 |
| Over 12 months: | | |
| – number of cases | **1,004** | 1,302 |
| – % of total cases | **0.31** | 0.35 |
| – value (£m) | **71** | 98 |
| – % of book | **0.42** | 0.61 |
| **Possession:** | | |
| – number of cases | **137** | 307 |
| – % of total cases | **0.04** | 0.08 |
| – value (£m) | **7** | 15 |
| – % of book | **0.04** | 0.09 |

The number of cases in arrears and possession has continued to reduce during 2002, a reflection of low interest rates and a strong housing market.

The value of cases in arrears and possession has also declined, relative to the total book, mirroring the decline in the number of cases. Notwithstanding this experience, the bad debt provision charge has been maintained in 2002, as the Group is taking a cautious view of the current economic environment.

The losses incurred in the Joint Venture reflect the Group's share of trading performance in 2002. Costs related to the disengagement from this Joint Venture are shown as an exceptional charge.

### Analysis of lending balances

| | Residential | | | Commercial and Housing Association | Total |
|---|---|---|---|---|---|
| | On Balance Sheet | Securitised | Total Managed | | |
| 2002 | | | | | |
| Opening balances | 14,646.1 | 1,382.7 | 16,028.8 | 2,708.4 | 18,737.2 |
| Advances | 4,527.9 | 65.4 | 4,593.3 | 1,209.5 | 5,802.8 |
| Transfers | (39.2) | – | (39.2) | 39.2 | – |
| Redemptions | (3,522.9) | (244.1) | (3,767.0) | (266.7) | (4,033.7) |
| Net addition to book | 965.8 | (178.7) | 787.1 | 982.0 | 1,769.1 |
| Closing book | 15,611.9 | 1,204.0 | 16,815.9 | 3,690.4 | 20,506.3 |

| Lending key indicators | 2002 | 2001 |
|---|---|---|
| Net interest margin (%) | 1.37 | 1.27 |
| Residential book (managed £bn) | 16.8 | 16.0 |
| Residential advances (£bn) | 4.6 | 2.4 |
| Residential redemptions (£bn) | 3.8 | 4.2 |
| Residential redemptions (% opening book) | 23.5 | 23.6 |
| Residential mortgage market share (% new advances) | 2.1 | 1.5 |
| Commercial advances (£bn) | 1.2 | 0.9 |
| Commercial book (£bn) | 3.7 | 2.7 |

**Gross lending (£bn)**


1999 68% 20% 12% 3.6
2000 59% 23% 18% 3.4
2001 41% 31% 28% 3.4
2002 42% 37% 21% 5.8
other residential
buy-to-let
commercial

**Savings**

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Net interest income | 118.2 | 142.1 |
| Non-interest income | 1.7 | – |
| Administrative expenses | (89.8) | (87.0) |
| **Profit before tax** | **30.1** | 55.1 |

Savings interest income declined by 17% in 2002 resulting from an expected reduction in the average margin. Balances have now stabilised following the post-conversion outflows experienced in 2001. These outflows occurred predominantly from our convenience products, impacting the overall mix of savings balances and in turn reducing the margin from 1.10% to 0.90% in 2002.

| Savings key indicators | 2002 | 2001 |
|---|---|---|
| Net interest margin (%) | 0.90 | 1.10 |
| Savings balances – convenience (£bn) | 5.1 | 5.6 |
| Savings balances – value (£bn) | 7.9 | 7.1 |

**Savings balances (£bn)**


1999 50% 50% 14.1
2000 52% 48% 13.9
2001 56% 44% 12.7
2002 61% 39% 13.0
value
convenience

## Distribution

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Total income | 259.0 | 244.7 |
| Administrative expenses | (231.0) | (230.8) |
| **Profit before tax** | **28.0** | 13.9 |

Distribution profit has doubled in 2002 to £28.0m.

Total income from financial services products grew by 5%, with the sales force increasing to a total of 1,061 advisers by the year-end. Total mortgage broking related income grew by 31% reflecting the development of The MarketPlace brand and the continued success of the Charcol proposition. Income from mortgage broking itself increased by 37% in a strong market. Income from sales of related protection products increased by 19% reflecting reduced margins on these products.

Earnings from regulated investment products declined by 7% reflecting the enduring tough conditions in the equity markets.

General insurance income fell 6% in 2002 with reduced renewal income driven by the continuing high level of mortgage redemptions, partly offset by income from sales of broked insurance policies. Property services income grew by 7% in 2002, driven principally by higher average house prices. The Surveying business performed strongly with income up by 26%.

Distribution costs were held flat year-on-year, reflecting strong cost control, in particular the full year effect of outlet closures undertaken in 2001. Further cost control in 2002 has enabled continued investment in the development of the business both in growing the number of advisers and in investing in the Distribution brands. The MarketPlace brand was again supported with TV advertising, with continued targeted promotion of Charcol and Charcolonline via press adverts.

| Distribution key indicators | 2002 | 2001 |
|---|---|---|
| Operating margin (%) | 10.8 | 5.7 |
| Independent advisers | 1,061 | 936 |
| New income per adviser (£000) | 96 | 94 |
| New income per active adviser (£000) | 108 | 112 |
| Products sold (000) | 95 | 88 |
| Estate agency market share (%) | 2.2 | 2.6 |
| Number of exchanges (000) | 40 | 42 |
| Income per exchange (£) | 1,838 | 1,662 |
| Mortgage origination market share: | 2.3 | 2.2 |
| Number of retail outlets: | | |
| Banking | 213 | 213 |
| Estate agency | 246 | 258 |
| Integrated | 55 | 57 |
| Charcol | 13 | 13 |
| **Total number of outlets** | **527** | 541 |

## Financial review

# Distribution profit has doubled in 2002 despite a weak stock market

### Distribution income by product

Financial services (£m)


2000 32 32 65 129
2001 43 28 67 138
2002 56 26 62 144
mortgage broking related
general insurance
investment related

Property services (£m)


2000 108
2001 107
2002 115

### Reserves & Treasury

Group Treasury is responsible for the management of the Group's total liquidity and funding position, in addition to working with the Asset & Liability Management Committee to manage the Group's capital position and oversee its interest and foreign currency risk. Funds are made available to the rest of the Group at transfer pricing rates which have been determined in order to transfer the Group's interest rate risk to Treasury.

| Reserves & Treasury | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Net interest income | 71.6 | 74.9 |
| Non-interest income | – | 0.1 |
| **Total income** | **71.6** | 75.0 |
| Administrative expenses | (7.1) | (8.1) |
| **Profit before tax** | **64.5** | 66.9 |
| Risk weighted assets (£bn) | 2.4 | 1.7 |

Interest earnings relate principally to investment of the Group's free reserves, together with earnings on liquid asset balances and intra-group funds, net of the cost of external wholesale funding and debt capital.

Total wholesale funding was increased by £800m during the year in support of lending growth. New sources of funding were developed through medium term notes issued in both euros (€750m) and US dollars ($500m). Interest income declined by 4% in 2002 with the lower interest rate environment more than offsetting growth in the Group's reserves.

### Group Services

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| Total income | 4.9 | 3.1 |
| Administrative expenses | (48.9) | (54.8) |
| Goodwill and premium amortisation | (15.6) | (17.4) |
| **Loss before tax** | **(59.6)** | (69.1) |

Group Services costs reduced by 11% relative to 2001 reflecting the impact of the Group's cost reduction programme. In 2002, the Group outsourced further elements of its IT activities to IBM and reduced headcount and costs across a number of central functions.

### Balance sheet

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| **Assets** | | |
| Liquid assets | 5,532 | 5,751 |
| Loans and advances to customers: | | |
| Residential mortgages | 16,816 | 16,029 |
| Commercial secured and other loans | 3,690 | 2,708 |
| Non-recourse funding | (1,180) | (1,356) |
| | 19,326 | 17,381 |
| Fixed and other assets | 528 | 463 |
| **Total assets** | **25,386** | 23,595 |
| **Liabilities** | | |
| Savings balances | 14,987 | 14,227 |
| Wholesale deposits | 2,117 | 2,313 |
| Debt securities in issue | 5,768 | 4,762 |
| Other liabilities | 426 | 438 |
| Subordinated loan capital | 677 | 580 |
| Shareholders' funds | 1,262 | 1,275 |
| Minority interest | 149 | – |
| **Total liabilities** | **25,386** | 23,595 |

The Group's total assets have increased by 8% during the year, principally as a result of the growth in lending assets. Liquid assets decreased by 4%, reflecting a reduction in lower yielding treasury assets. Commercial lending has increased in line with our focus on more specialist areas of lending.

Additional funding has been delivered, principally through two medium term note issues increasing the level of the Group's wholesale funding.

### Capital structure

| | 2002 £m | 2001 £m |
|---|---|---|
| Tier 1 | | |
| Share capital and reserves | **1,228.8** | 1,241.9 |
| Goodwill deduction | **(110.0)** | (119.4) |
| Minority interest (non-equity) | **148.5** | – |
| **Total Tier 1 capital** | **1,267.3** | 1,122.5 |
| Upper Tier 2 | | |
| Perpetual subordinated debt | **105.0** | 105.0 |
| General provisions | **34.0** | 16.6 |
| **Total Upper Tier 2 capital** | **139.0** | 121.6 |
| Lower Tier 2 | | |
| Term subordinated debt | **575.0** | 475.0 |
| **Total Tier 2 capital** | **714.0** | 596.6 |
| Deductions | **(115.9)** | (105.5) |
| **Total capital** | **1,865.4** | 1,613.6 |
| | | |
| Risk weighted assets (£bn) | **13.2** | 11.6 |
| Tier 1 ratio (%) | **9.6** | 9.7 |
| Total capital ratio (%) | **14.2** | 13.9 |
| Tier 2 to Tier 1 ratio (%) | **56.3** | 53.1 |

The Group has taken a number of steps in 2002 to implement its capital management strategy. To reduce the level of surplus capital, a share buy-back programme has been initiated resulting in the acquisition of 28.2m shares at a cost of £88.2m. In order to manage the total level and appropriate mix of capital instruments the Group issued £150m of innovative Tier 1 capital in May followed by a £200m subordinated debt issue in December. £100m of subordinated debt was repaid in June in advance of a coupon re-set date.

As a result, the total capital ratios have improved despite a 14% increase in risk weighted assets. Our capital ratios are well positioned for the further lending growth planned for 2003.

Further actions will be taken as appropriate to continue to ensure efficient capital utilisation whilst ensuring that the Group is appropriately placed to manage the impact of the proposed Basel II new capital requirements.

As at 31 December 2002 the Group's market capitalisation was £1.9bn.

## Financial review

# The Group employs sophisticated credit scoring, underwriting and fraud detection techniques

## Risk management and control

In the ordinary course of business, the Group is exposed to, and manages a variety of risks, with operational, credit, market and liquidity risk being of particular significance. The management of risk is fundamental to the Group, with the Board having responsibility for the overall system of internal control and for reviewing its effectiveness.

The Board has delegated specific risk monitoring and control responsibilities to the Audit, Risk & Compliance Committee, the Group Risk Committee, the Asset & Liability Management Committee (ALCO), and the Credit Risk Committee.

Each business area within the Group is responsible for the identification and assessment of their particular risk exposures, and implementing risk management policies, limits and procedures as approved by the Board.

### Operational risk

The potential risk of financial loss or impairment to reputation resulting from inadequate or failed internal processes and systems, from the actions of people or from external events. The Group's business units manage this risk through appropriate controls and loss mitigation actions, including insurance. These actions include a balance of policies, appropriate procedures and internal controls to ensure compliance with laws and regulations. In addition, specialist support functions provide expertise in operational risk areas such as information security, financial services compliance, fraud management, security and business continuity management.

### Credit risk

The potential risk of financial loss if counterparties are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk in both its lending and wholesale money market activities.

In its core lending activities, the Group employs sophisticated credit scoring, underwriting and fraud detection techniques to support sound decision making and minimise losses. A proactive approach to the identification and control of bad and doubtful debts is maintained in the Credit Risk Management areas.

Lending policies are agreed by the Board, with the attendant processes defined and managed centrally. The Credit Risk Committee ensures that any exposure to risk, significant changes in policy or expansion into new areas of business remain within overall exposure risk levels agreed by the Board. Authorised limits for a counterparty reflect the size of the counterparty's capital base and, where published, credit ratings assigned by the major credit rating agencies.

All credit policies covering lending and counterparty exposures limits are reviewed and approved annually by the Board.

### Market risk

The potential adverse change in Group income or Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all of the Group's businesses. Effective management of market risk is essential in maintaining stable net interest income.

Interest rate risk is the most significant form of market risk to which the Group is exposed. It arises from mismatches between the re-pricing dates of the interest-bearing assets and liabilities on the Group's balance sheet, and from the investment profile of the Group's free reserves. Treasury is responsible for managing this exposure within the operational limits set out in the Group's policies.

The Group's exposure to market risk is governed by the Balance Sheet Management Policy as approved by the Board. This policy sets out the nature of the risk that may be taken along with aggregate risk limits, and stipulates the procedures, instruments and controls to be used in managing market risk.

The Board has delegated responsibility for managing the Group's exposure to market risk to ALCO. It is ALCO's responsibility to approve strategies for managing market risk exposures and ensuring that Treasury implements the strategies so that the exposures are maintained within the Group's policies and operational limits. ALCO meets at least monthly and reviews reports and other analyses showing the Group's exposure to market risks.

### Foreign exchange risk

This arises from activity undertaken by the Group in order to manage borrowing costs and investment returns. The Group raises and invests funds in currencies other than sterling. As with interest rate risk, Treasury is responsible for managing this exposure within the limits as set out in the Group's policies.

Foreign exchange risk is managed primarily through the use of currency swaps and forward foreign exchange contracts. This risk is also managed, when appropriate, by foreign currency denominated liabilities being matched with assets denominated in the same foreign currency.

### Liquidity risk

It is Group policy to ensure that funds are available at all times to meet the Group's obligations, including the withdrawal of customer deposits, the drawdown of customer facilities and growth in the balance sheet. The development and implementation of policy is the responsibility of ALCO.

The day-to-day management of liquidity is the responsibility of Treasury, which provides funding to, and takes surplus funds from, each of the Group's businesses as required. Liquidity policy is approved by the Board and agreed within a framework established by the Financial Services Authority. Regulatory guidelines and potential outflows of funds drive the scope and nature of the Group's holdings of readily realisable liquid assets.

### Derivatives

The Board, through the Balance Sheet Management Policy, has authorised the use of certain derivative instruments for the purposes of supporting the strategic and operational business activities of the Group and for managing the risk of loss arising from adverse changes in interest rates and foreign exchange rates.

Detailed disclosures on interest rate risk, foreign exchange risk, and the use of derivatives are set out in Note 31 to the Financial Statements in accordance with Financial Reporting Standard No.13 '*Derivatives and other financial instruments*'.

Rosemary Thorne

**Rosemary Thorne**
Group Finance Director
17 February 2003



The management team has developed active cost reduction and capital management programmes delivering rising shareholder returns.

# enhancing ea


rnings

# Board of Directors

as at 17 February 2003



*From left to right*

**Nicholas Cosh**
**Non-executive Director**
Nicholas (age 56) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He was formerly group finance director of a number of companies including JIB Group plc, MAI plc and Charterhouse Japhet plc. He is chairman of J P Morgan Fleming American Investment Trust plc and a non-executive director of ICAP plc, Computacenter plc and Hornby plc. He is a member of the Nominations Committee.

**Mark Smith**
**Non-executive Director**
Mark (age 63) joined the Board of Bradford & Bingley Building Society in 1994 and the plc Board in April 2000. He was formerly a vice chairman of S G Warburg & Co Ltd which he joined in 1966, becoming executive director in 1971. He is a director of Renold plc and The Laird Group plc. He is Chairman of the Remuneration Committee and a member of the Nominations Committee and of the Audit, Risk & Compliance Committee.

**Steven Crawshaw**
**Managing Director, Lending**
Steven (age 41) was appointed to the Board in January 2002. He joined the Group from Lloyds TSB in 1999 as Flotation Director before taking over responsibility for Group Strategy, HR & IT. He was appointed to his current role in January 2003.

**Rosemary Thorne**
**Group Finance Director**
Rosemary (age 51) joined the Board of Bradford & Bingley Building Society in November 1999. She was appointed to the plc Board in February 2000. She was formerly group finance director of J Sainsbury plc, group financial controller of Grand Metropolitan, subsequently Diageo plc, and finance director and company secretary of Harrods. She is a non-executive director of Royal Mail Group plc and a member of The Financial Reporting Council and The Financial Reporting Review Panel.

**Christopher Rodrigues**
**Group Chief Executive**
Christopher (age 53) joined the Board of Bradford & Bingley Building Society in 1996 as Chief Executive and was appointed to the plc Board in April 2000. He was formerly chief executive of Thomas Cook.
He is a member of the Executive Committee of the Council of the National Trust and a non-executive director of The Financial Services Authority. He is a member of the Nominations Committee.



**Rod Kent**
**Chairman**
Rod (age 55) joined the Board in September 2002 and became Chairman in November 2002. He was managing director of Close Brothers for some 28 years, during which time he led the management buy-out in 1974 and took the company public in 1984. He remains a non-executive director of Close Brothers Group plc. He is also chairman of Grosvenor Limited, a non-executive director of Grosvenor Group Holdings Limited and Whitbread Group plc, and a trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee and member of the Remuneration Committee and the Audit, Risk & Compliance Committee.

**Trevor Lewis**
**Vice Chairman**
Trevor (age 66) joined the Board of Bradford & Bingley Building Society in 1990 and became Vice Chairman in 1995. He was appointed to the plc Board in April 2000. He was made a partner in A.V. Hammond (subsequently Hammond Suddards) Solicitors in 1964 and retired as joint senior partner in 1995. He is Chairman of the Audit, Risk & Compliance Committee and a member of the Remuneration Committee and the Nominations Committee.

**Diana Courtney**
**Non-executive Director**
Diana (age 63) joined the Board of Bradford & Bingley Building Society in 1993 and the plc Board in April 2000. She was made partner in Herbert Oppenheimer Nathan & Vandyk (which became part of Denton Hall Solicitors) in 1966 and retired as a partner of Denton Hall Solicitors in 1999. She is a member of the Audit, Risk & Compliance Committee.

**George Cox**
**Non-executive Director**
George (age 62) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is the director general of the Institute of Directors and a member of the supervisory board of Euronext. He is a director of Short Brothers plc and Enterprise Insight Ltd. Former appointments include chairman and managing director of Unisys Ltd, chairman and chief executive of P-E International plc, non-executive director of the London International Financial Futures Exchange (LIFFE) and managing director of Butler Cox plc. He is a member of the Remuneration Committee.

# Directors' report – review of 2002

## The Directors have pleasure in presenting their report for the year ended 31 December 2002

### Principal activities

The principal business activities of Bradford & Bingley are to:

- lend on residential and commercial property;
- offer a range of retail savings services;
- operate as an independent retailer of mortgage, investment, and insurance products (including products regulated under the Financial Services and Markets Act 2000) provided by a range of companies;
- offer residential estate agency and selected other property related services.

The Group's existing business and future prospects are reviewed in the Chairman's Statement and the Group Chief Executive's Review on pages 4 and 5 and pages 8 to 11 respectively, whilst financial aspects are covered in the Financial Review on pages 14 to 23. A list of the principal subsidiaries, and the nature of each company's business, is given in note 16 to the Financial Statements.

### Results and dividend

The profit before tax for the year ended 31 December 2002 was £240.6m (2001: £234.4m). The Directors are proposing the payment of a final dividend of 9.9 pence per share on 9 May 2003 to shareholders on the Register at the close of business on 28 March 2003. Together with the interim dividend of 4.9 pence per share, this will make a total dividend for the year of 14.8 pence per share (2001: 13.0 pence per share). For further details please see the Financial Review on pages 14 to 23.

### Post balance sheet event

Recent consolidation in the European mortgage processing market made the viability of further investment in our mortgage processing joint venture with ALLTEL Information Services uncertain. In December 2002, an agreement was reached with ALLTEL to discontinue the joint venture, and the Group acquired the remaining 74.9% share capital in ALLTEL Mortgage Solutions Ltd on 3 January 2003.

### Directors and their interests

The current Directors on the Board of Bradford & Bingley plc and their biographical details are shown on pages 26 and 27. Rod Kent was appointed a Non-executive Director of the Board on 24 September 2002 and became Chairman when Lindsay Mackinlay retired on 31 October 2002. Keith Greenough retired from the Board on 31 December 2002. Kevin McGuinness and Peter Flesher retired from the Board on 28 February 2002. Trevor Lewis, Christopher Rodrigues and Nicholas Cosh will retire at the forthcoming Annual General Meeting (AGM) and they will offer themselves for re-election under the terms of the Articles of Association. Rod Kent, who was appointed since the last AGM, will also retire at the AGM and seek re-election. Christopher Rodrigues has a service contract with an entitlement to twelve months' notice. Rod Kent, Trevor Lewis and Nicholas Cosh do not have service contracts.

The beneficial holdings in shares shown below include the Directors' personal holdings and those of their spouses and minor children.

The details of share options and other share awards made to Directors are shown on pages 39 to 41. Further information regarding employee share option schemes is given in note 28 to the Financial Statements.

There has been no change in the Directors' interests in shares or options granted by the Company between the end of the financial year and one month prior to the notice of the AGM. The Register of Directors' Interests, which is open to shareholders' inspection, contains full details of Directors' shareholdings and options to subscribe for shares.

| Ordinary shares | At 31 December 2002 | At 31 December 2001 |
|---|---|---|
| Rod Kent | 0 | 0* |
| Trevor Lewis | 16,060 | 6,060 |
| Christopher Rodrigues | 15,947 | 8,985 |
| Nicholas Cosh | 8,000 | 8,000 |
| Diana Courtney | 4,228 | 4,228 |
| George Cox | 0 | 0 |
| Steven Crawshaw | 10,073 | 7,463** |
| Keith Greenough | 34,122 | 5,735 |
| Mark Smith | 15,000 | 15,000 |
| Rosemary Thorne | 5,595 | 2,985 |

* As at date of appointment on 24 September 2002

** As at date of appointment on 2 January 2002

No Director had any material interest during the year in any contract of significance to the Group's business.

# Directors' report – review of 2002

## Corporate governance
Full details of the Board's approach to corporate governance are contained in the separate report on pages 34 and 35.

## Share capital
Full details of the authorised and issued share capital are provided in note 28 to the Financial Statements.

The shareholders authorised the Company to purchase up to 68.2 million of the Company's Ordinary shares at the AGM in 2002. A share buy-back programme commenced in February 2002 and at the year-end 28.2 million shares had been purchased for cancellation at a cost of £88.2 million. The number of shares in issue fell as a result from 682 million to 653.8 million.

The authority to purchase shares remains valid until the AGM in 2003 or, if earlier, 22 October 2003. A resolution will be put to shareholders to renew the authority at the forthcoming AGM.

At the date of this report Legal & General Group plc had notified (in accordance with sections 198 to 208 of the Companies Act 1985) that it had a disclosable interest of 3.1% in the issued share capital of the Company.

## Corporate social responsibility
During 2002 the Company has drawn together its policies in relation to corporate social responsibility and issues such as community involvement, the fair and equal treatment of staff, employment of disabled persons, employee participation, health & safety, commitment to diversity and the environment. All these matters are detailed in the section on corporate social responsibility on pages 31 to 33.

## Creditor payment policy
It is the general policy of the Company to pay creditor invoices 30 days following the invoice date. The Company is willing to consider requests by small suppliers for a shorter settlement period. The average number of days credit taken in 2002 was 20 days (2001: 17 days).

## Charitable and political donations
During 2002 the Group allocated over £1 million to its programme of community investment, including payments to charitable organisations of £389,202. Details of the projects supported are given in the corporate social responsibility report on pages 31 to 33.

No contributions were made for political purposes in 2002. Our future plans do not include any payments that might be deemed to be political in nature.

## Annual General Meeting
The Notice of the Annual General Meeting to be held on 29 April 2003 (together with explanatory notes on the resolutions to be considered) is given in the booklet which accompanies this report. A new item of ordinary business at the AGM in 2003 will be to seek approval of the Directors' Remuneration Report. A renewal of the authority for the Company to make market purchases of its own shares, up to a maximum of 65.3 million shares, will also be put to the Meeting.

## Auditor
A resolution to re-appoint KPMG Audit Plc will be put to members at the forthcoming AGM.

By order of the Board
Alan Shankley
Company Secretary
17 February 2003

# Corporate social responsibility report

## Bradford & Bingley believes in managing and conducting its business in a socially responsible manner

**Bradford & Bingley's approach to corporate social responsibility (CSR) involves conducting our business in a socially responsible manner in respect of the environment, our employees, our customers, our shareholders, the local communities and other stakeholders.**

In 2002, we adopted the FORGE Group framework for CSR Management and Reporting for the Financial Services Sector. The framework is recommended by the British Bankers Association for the financial services industries. This report follows their guidelines.

We also recognise the importance of sharing success and best practice, and we are members of the London Benchmarking Group (LBG), which measures our community investment programme, and Business in the Community.

Through our membership of the LBG, we are one of 72 leading companies from the UK, US and Europe using a consistent model to measure and report on our community investment. The LBG model helps us to improve the management, measurement and reporting of our programmes.

Steven Crawshaw has been identified as the Director responsible for overseeing our CSR activities.

**Community investment**

In 2002, Bradford & Bingley invested over £1 million directly into the community for the third consecutive year. We aim to support those local communities in which we live and work. Our programme has been ranked as 45th in the FTSE 100 by the 2002 Guardian Giving List.

As well as financial support, we also offer the use of our business facilities, such as leasing out surplus office space to charities, and by offering collection account facilities in our branches giving charities access to a national network for fundraising.

In addition, we encourage our staff to get involved. We support staff fundraising by matching the first £250 of funds raised per employee. We also match staff donations through our payroll-giving programme, Give As You Earn. In 2002, charities have received an extra £74,000 through this matching scheme. We also support staff who are involved in local schools by running programmes for school governors and for reading volunteers. In 2003 we will be entering a team of 100 Bradford & Bingley runners in the Flora London Marathon, running for Shelter, the official charity of the 2003 London Marathon.

Our community investment covers four main areas linked to our business:

- Preventing and alleviating the causes of homelessness
  As a board member of Business Action on Homelessness, Bradford & Bingley is committed to the support of projects eradicating the causes of homelessness, believing that prevention is the best way to tackle the social injustice of homelessness.

  Our largest ever community partnership, consisting of an initial £500,000 mix of sponsorship and donation over three years, saw Bradford & Bingley become the title sponsors of Shelterline, the 24 hour national freephone helpline run by Shelter. In line with our aim of preventing homelessness, we are working with Shelter to explore ways of promoting Shelterline as a preventative, rather than as just an emergency helpline. In 2002, we funded a direct mail exercise to target 100,000 households to increase awareness of Shelterline's services.

- Personal finance and numeracy education in schools
  By working with Education Extra, the out-of- school hours learning charity, we have set up after-school maths clubs in four Local Education Authorities in Yorkshire. This partnership, between business, charity, local government and schools, is helping to improve numeracy standards and is having a positive impact on the general attainment levels of pupils involved in the clubs.

# Corporate social responsibility report

- Disability access to financial services
  As well as being committed to making our products and services easily available to as many people as possible, we are also committed to supporting access to financial services in general. In 2002, we produced a braille version of Money Matters in association with the Royal National Institute for the Blind, giving general financial advice and information.

  We provide customers with literature in alternative formats, such as braille, audio and large print, and in conjunction with Royal National Institute for the Deaf (RNID) we provide sign language and manual interpreting services. We also offer Typetalk services through our partnership with RNID.

- Social regeneration through our work with Housing Associations
  Bradford & Bingley is a leading lender to Housing Associations. We work with over 100 Housing Associations who manage over 75,000 rented homes. Together we identify areas that would benefit from partnership regeneration projects, such as community buildings or new playground facilities.

**Environment**
In 2002, Bradford & Bingley entered the Business in the Environment Index for the first time. Although we were ranked 169th out of an index of 192, the Index has helped us identify the structure needed to improve our environmental management procedures, and we expect to improve in the 2003 Index.

We also consider environmental issues in our community investment programme:

- Investing in sustainable housebuilding techniques
  In partnership with Berwickshire Housing Association, we have created the 'Bradford & Bingley House' in Ayton, Berwickshire. The design of this house explores and utilises many new environmentally sustainable housing techniques, including an internal solar water-heating panel, the first of its kind in the UK.

- Energy, water, solid waste & recycling
  As part of our ongoing environmental management process, we have targeted a reduction in our energy consumption and impact. In 2002, we achieved a 28% reduction in energy consumption across the Group. Water consumption fell by 8%, but our solid waste increased by 11%. We continue to implement measures to reduce energy and water consumption, and we aim to introduce formal environmental management systems to reduce waste and paper usage.

- Transport
  We have continued to explore environmentally friendly travel policies, and in 2002 we introduced a trial lunchtime bus service for staff from our main office in Crossflatts, Yorkshire to the surrounding communities.

**Workplace**
Bradford & Bingley employs people across the whole of the UK and is committed to equality across all aspects of working life. We recognise the importance of sharing best practice and success, and so we are members of Opportunity Now and Race for Opportunity. Both of these organisations look at ways to promote gender and race equality within the workplace. We support the 30 Articles of the United Nations Universal Declaration of Human Rights as applied to the workplace.

Women occupy 35% of management roles, and over time we have increased the number of female senior managers. We have two female Directors on the Board, our Group Finance Director, Rosemary Thorne and Non-executive Director, Diana Courtney.

We have worked with Quest for Economic Development, an organisation supporting the South Asian community within the UK, to hold 'Influencers' Visits' at our major locations. These visits help raise the awareness of careers at Bradford & Bingley and support material is given to influencers to provide information to the Asian communities.

A programme of community awareness has been piloted to senior executives and is being rolled out to middle management.

Since 1995 we have held the 'Two Ticks' symbol awarded by the Employment Service, demonstrating our commitment to best practice in employing disabled people and our commitment to developing the full potential of disabled employees on an equal basis with others. We are also a member of the Employers' Forum on Disability.

The Group has demonstrated its commitment to staff training and development with a full range of training and accreditation programmes in both technical and general management areas, doubling the average spend per employee on training in 2002.

We recognise that all staff have a voice in our organisation, and feedback is encouraged and valued. As well as an annual opinion survey amongst all staff, we carry out monthly surveys, ensuring every staff member is given the opportunity to take part in at least one monthly survey each year. We also encourage feedback via our intranet and communicate issues that are raised across the Group.

3,428 staff (54%) have chosen to participate in the Sharesave Scheme, enabling employees to save to buy Bradford & Bingley shares.

During 2002, we have developed a formal Occupational Safety & Health Management System that will be used to form the basis of future evaluation of our occupational health & safety profile.

Our Human Risk policy statement has been updated for 2002 and Steven Crawshaw has been identified as the Board Director responsible for championing good Health & Safety policies throughout the Group.

**The external marketplace**

- Products

  During 2002, we introduced an increasing range of ethical investment products to our customers. As Independent Financial Advisers, we are able to search the market to find the best products for our customers.

  Our Housing Finance teams have continued to lend to Housing Associations, enabling the regeneration of housing stock to take place across the UK.

- Money laundering

  Money laundering is the disguising of funds derived from criminal activity to give them legal respectability. Bradford & Bingley is obliged under existing anti-money laundering and anti-terrorist legislation to ensure that all employees understand and comply with their obligations in respect of money laundering prevention and detection.

  We have put in place policies, procedures and controls that cover:

  - Internal communication
  - Internal controls
  - Identification procedures
  - Record keeping
  - Recognition and reporting of suspicious procedures
  - Staff training

  All customer facing staff take part in money laundering training on at least an annual basis. Our Group Fraud Management Department provides assistance and support to the National Criminal Intelligence Services.

# Corporate governance

## Bradford & Bingley is committed to high standards of corporate governance in its business

**The Directors confirm that for the year ended 31 December 2002 the Company complied with the provisions of the Combined Code (the "Code") as issued by the UK Listing Authority. The Code contains both general principles of good governance and detailed requirements. The purpose of this Corporate Governance section together with the Directors' Remuneration Report is to explain how the Company has applied the governance principles set out in the Code.**

**The Board**

The Directors apply principles of good governance by adopting the following procedures and policies:

- The Board meets a minimum of ten times per year to review operational performance against plans and budgets and to consider possible new developments. This includes one meeting devoted entirely to strategic matters. The Board has adopted a structure of mandates, granted to individuals and committees, throughout the Group, whilst retaining specified matters for its exclusive decision;
- The roles of Chairman and Group Chief Executive are distinct and the offices are held by different people;
- The Board consists of six non-executive and three executive Directors. It is the opinion of the Board that all the non-executive Directors are independent and bring wide experience from varied backgrounds to the working of the Board. Trevor Lewis is the senior independent non-executive Director;
- The Board reviews its constitution at appropriate intervals and each Director is subject to re-election every three years in line with the Articles of Association;
- For new Directors an appropriate training programme is established to ensure that they are fully conversant with their responsibilities as a Director and with the business of Bradford & Bingley. Throughout their period in office, they are updated on Bradford & Bingley business, the competitive and regulatory environment in which it operates and other changes as they occur;
- All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. The Directors are able to take independent professional advice at the Company's expense.

**Principal Board committees**

The Directors manage the Group by means of meetings of the Board and a number of committees, each of which has detailed terms of reference. The principal Board committees are the Audit, Risk & Compliance, the Nominations and the Remuneration Committees. The Audit, Risk & Compliance and the Remuneration Committees comprise only independent non-executive Directors. The members of these committees are identified on pages 26 and 27.

The role of the Audit, Risk & Compliance Committee is to monitor the effectiveness of the Group's risk management process and its financial and other internal control systems (including effective internal audit, risk management and compliance functions) and to review the Group's accounting policies, Financial Statements and external reporting responsibilities. Its role also extends to meeting the external auditors and receiving all reports by them addressed to the Group and to undertaking corporate governance and other duties as required by the Financial Services and Markets Act 2000 and applicable regulations made under it.

During 2002, the Audit, Risk and Compliance Committee considered issues concerning auditors and their conflicts of interest. The business recognises the importance of internal and external auditors' independence and has adopted principles, as follows, to safeguard this:

- the business will continue, where appropriate, to use the internal and external auditors for non-audit work;
- the business recognises the need for transparency around the services being provided and for a central independent overview;
- there is appropriate approval for non-audit work to ensure the auditors' independence is not conflicted; and
- the Audit, Risk & Compliance Committee monitors audit and non-audit fees paid.

The Nominations Committee is responsible for reviewing the composition of the Board, recommending new appointments to the Board and reviewing re-elections when they become due.

The Remuneration Committee reviews the remuneration and contractual arrangements of the executive Directors and senior executives, and also the operation of share plans and options schemes established by the Company.

**Shareholder relations**

The Company is committed to on-going communication across the shareholder base, whether to institutional investors, private or employee shareholders. The Summary Financial Statement, which summarises key facts about the Group's performance, is distributed to the majority of private shareholders. All announcements, presentations and press releases are available on the website at www.bbg.co.uk The Company engages in effective two-way communication with institutional investors, fund managers and analysts to discuss publicly available information on its strategy, performance and policies.

At each Annual General Meeting (AGM) there is a review of the Company's performance in the preceding year and the Directors welcome the opportunity to gather the views of shareholders who can ask questions of the Board.

In connection with the AGM, the Company complies with the Combined Code as it relates to the disclosure of proxy voting, the separation of resolutions and the attendance of committee chairmen. In addition, the Notice of the AGM is sent out to arrive at least 20 business days before the Meeting to ensure that shareholders have sufficient time in which to consider the items of business.

**Internal control**

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to ensure effective and efficient operations and compliance with relevant laws and regulations. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

Throughout the year ended 31 December 2002 the Group has operated a system of internal control, which includes an on-going risk management process for identifying, evaluating and managing the significant risks faced by the Group. During the year the Board has continued to review and, where necessary, update the risk management process and the policies and procedures by which these significant risks are managed. The Board has also performed an annual assessment of the effectiveness of internal controls. Changes in financial regulation continue within the industry, and the Group's risk management processes are designed to operate to ensure that the Group responds appropriately both to actual and proposed regulatory changes.

The Group's management operates a risk management process producing a Group-wide risk profile that identifies the Group's significant risks, the probability of those risks occurring and their impact should they occur, and has the prime responsibility for the design and operation of suitable controls and mitigating actions. This is complemented by a formalised reporting and escalation process for control issues. Internal audit has a key role in maintaining the control environment by providing independent assurance on the effectiveness of the Group's internal control systems. The Group Risk Committee oversees the risk management process, considers the Group-wide risk profile on a monthly basis and receives monitoring reports to update them on progress. Further information on risk management and control is set out on pages 22 and 23.

The Group is committed to developing and maintaining an appropriate risk management culture in all areas. This is achieved through an organisational structure with clear reporting lines and governed by appropriate business monitoring mechanisms, codes of conduct and policy statements.

The Board reviews the effectiveness of the system of internal control. The system has been in place throughout 2002 and up to the date of approval of the Annual Report & Accounts. It accords with the Turnbull Committee guidance.

In reviewing the effectiveness of the system of internal control the Board takes into account the work of the Audit, Risk & Compliance Committee which receives reports from the Group Risk Committee on the Group's significant risks and how these are being managed, with any significant risk issues referred to the Board for consideration. It also considers reports from internal audit, external audit, compliance and management on the system of internal control, adherence to regulatory requirements, any material control weaknesses, and actions taken to address problem areas identified. The Chairman of the Audit, Risk & Compliance Committee reports on the outcome of each meeting to the Board, and the Board also receives minutes of each Audit, Risk & Compliance Committee meeting.

**Going concern**

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

# Directors' remuneration report

## Rewards are clearly linked to performance

**The following report has been approved by the Board for agreement with shareholders.**

### Remuneration Committee

The objective of the Remuneration Committee (the "Committee") is to develop remuneration strategies that drive performance and provide levels of reward that reflect that performance, both for the executive Directors and other key executives. It is also responsible for reviewing the overall remuneration policy for all employees.

The Committee is composed entirely of non-executive Directors. It's members are Mark Smith (Chairman), Rod Kent (from 26 November 2002), Trevor Lewis and George Cox. Lindsay Mackinlay was a member until his retirement on 31 October 2002.

The Committee receives advice from a number of sources. The Monks Partnership is the Committee's appointed independent adviser and provides no other services to the Group. Towers Perrin provides external advice to the Board and the Committee on executive compensation levels, structure and design. Towers Perrin also provides services to the Group on employee rewards, retirement and administration. Mercer Human Resource Consulting are appointed as the Company's pension scheme actuaries and provide advice to the Company on its pension arrangements. The Group Chief Executive, Christopher Rodrigues, and the Managing Director Lending, Steven Crawshaw, in his capacity as HR Director, are invited to attend the Committee meetings for those items other than their own arrangements.

### Remuneration policy

Over the last three years the Committee has developed a coherent set of reward policies to incentivise performance and balance short and longer-term goals.

The resulting remuneration package comprises base salary, benefits, one short-term incentive (bonus) and two long-term incentives (share options and performance shares). The package is structured so that high rewards are paid only when shareholders benefit from high returns. In cases of superior performance, when the options and performance shares vest in full, around three-quarters of the remuneration package is dependent on performance (with reasonable assumptions on annual share price growth), with the balance received as fixed pay. For "on target" performance, the fixed pay element is around two-thirds of the total package.

The Committee believes that these remuneration policies meet today's demands and proposes to make no major changes for the time being. However, the policies are constantly under review and shareholders will be kept informed of any changes in future reports.

The Committee recognises that all employees must be motivated to align their interests with those of the shareholders. Wide share ownership within the Company is therefore encouraged through the use of a savings related share option scheme and through the award of restricted shares to key, high performing individuals. Over 3,400 employees, including executive Directors, are currently members of the savings related share option scheme, and over 250 employees are shortly to be awarded restricted shares under a new scheme, introduced during 2002, which is not available to executive Directors.

In addition, the Company operates a Group Profit Share for all employees, subject to scheme rules. The Group Profit Share only pays out for Group performance at or above target. On-target performance delivers 3% of salary, and the maximum payment is 6%, for performance which significantly exceeds the annual pre-tax profit targets. The Group Profit Share payments for executive Directors are included in their short-term incentive plan.

### Base salary

Base salaries for executive Directors are set at market levels, aligned to the median of companies in the financial services sector, taking into account individual job responsibilities and personal performance against pre-set objectives. Salaries are reviewed annually in April.

### Benefits

In line with other companies, benefits are provided in the form of a company car (or cash allowance), private medical insurance and permanent disability and accident insurance. None of the above benefits is pensionable.

Executive Directors are members of the Company's non-contributory pension plan. This provides an accrued pension at retirement based on one-fortieth (one-thirtieth from 1 January 2001) of the base salary paid over the prior twelve months ("final salary") for each year of pensionable service, and including pension benefits from previous employment.

The pension scheme provides a lump sum death in service benefit of the higher of four times basic salary or four times earnings in the previous tax year, together with spouse and dependents' pensions.

Keith Greenough (who retired on 31 December 2002) was entitled to a two-thirds final salary pension after twenty years service, with no actuarial reduction for early payment, by virtue of an arrangement inherited on the acquisition of Mortgage Express.

### Contracts

In line with Group policy, all executive Directors have service contracts that expire at normal retirement age (60), but the Company has the right to give twelve months' notice of termination (or payment in lieu) and the Director may give six months' notice. During 2002 the terms of these contracts have been reviewed and a prior requirement to make additional payments on termination has been removed.

With effect from 1 January 2003, the executive Directors will receive a maximum of twelve months' basic salary and other benefits in the event of the Company terminating the contract without notice for any reason other than gross misconduct (when there will be no compensation). The date of each service contract and the age of each current executive Director (as at 31 December 2002) is as follows:

| | |
|---|---|
| Christopher Rodrigues (53) | 3 June 1996 |
| Rosemary Thorne (50) | 29 November 1999 |
| Steven Crawshaw (41) | 6 April 1999 |
| Keith Greenough (retired 31 December 2002) | 13 October 1998 |
| Kevin McGuinness (retired as a Director 28 February 2002 and retired from the Group 30 June 2002) | 17 March 1997 |

### Short-term incentive

Along with around 200 other employees, executive Directors participate in a short-term incentive plan. The performance measures (for 2002; group profit, business unit performance and individual key objectives) are designed to deliver year-on-year improvements in performance. The Committee expects to continue with similar measures for 2003. For the achievement of pre-set stretching targets a bonus of 40% of basic salary is payable to executive Directors. However, they can earn up to 80% of salary for superior performance.

### Long-term incentives

Under the long-term incentives, approved by shareholders as part of the flotation process, share options are granted to around 80 executives, including executive Directors, to encourage sustained share price and profit growth. To reflect this, and in line with market practice, the Company's earnings per share growth must have been at least 3% per annum above inflation over a minimum of three years since grant before the share options can be exercised. If the performance condition has not been achieved at the end of three years the test may be repeated on three further consecutive occasions, otherwise the options lapse. In 2002 executive Directors received option grants to the face value of their basic salary. The level of the grant up to the maximum of 100% of base salary is reviewed on an annual basis.

A Performance Share Plan ("PSP") replaced the 1998 LTIP on flotation. In order to incentivise participants, of whom there are 18 including the executive Directors, to out-perform the competition over the longer-term, the performance measure is comparative Total Shareholder Return (TSR), which measures the growth in share price and re-invested dividends. The group of companies chosen for comparison is determined for each PSP award. The current group is composed of similar financial services companies (the "comparator group"), and is:

| | |
|---|---|
| Abbey National | Legal & General |
| Alliance & Leicester | Lloyds TSB |
| Aviva | Northern Rock |
| Barclays | Old Mutual |
| Countrywide | Prudential |
| Egg | Royal & Sun Alliance |
| Royal Bank of Scotland | HBOS |

At the commencement of each (three-year) performance period participants are awarded a "standard" award up to a maximum of one times basic salary. Executive Directors may receive a "stretch" award of up to a further one times basic salary. The level of both the standard and the stretch award, up to a combined maximum of twice salary, is reviewed on an annual basis. Shares are released to participants depending on the level of the Company's TSR relative to the comparator group at the end of three years. There are different release criteria for the standard and stretch awards as set out in the vesting schedule (see fig.1).

For achievement of relative three-year TSR between median and the upper threshold, vesting is on a pro-rata basis. Notwithstanding the comparative TSR performance, the Committee must also be satisfied that the underlying financial performance of the Company warrants vesting.

This vesting schedule has been adopted to reward only out-performance against comparator group and help to ensure that there is a direct link between the level of the award and the difficulty of the performance conditions. If the performance condition is not achieved at the end of three years, the award lapses.

**Fig.1 – Performance Share Plan Vesting Schedule**


100%
80%
60%
40%
20%
0%
% of Award Vesting
0%
50%
100%
Relative TSR Percentile vs Peer Group
Standard Award
Stretch Award
100% of Standard Award released for upper quartile performance
100% of Stretch Award released for 85th percentile performance
30% of Standard Award released for median performance
No Stretch Award released at or below median performance

# Directors' remuneration report

## Non-executive Directors

Market level fees for the non-executive Directors are determined by the Board, following recommendations from the Non-executive Remuneration Committee, consisting entirely of the executive Directors. Towers Perrin provides independent advice on best practice and market fee levels, taking into account the responsibilities and time commitment of each non-executive Director.

It is the policy of the Board, which we do not intend to change, that non-executive Directors do not participate in any incentive arrangements and none of them has a service contract.

Trevor Lewis joined the Board in 1990 and is entitled to participate in the Company's private medical insurance arrangements and the pension plan. This provides for a pension based on his final basic fee (including that received as Chairman of Bradford & Bingley Pensions Limited) at an accrual rate of one-thirtieth for each year of pensionable service subject to the Inland Revenue earnings cap. He contributes 5% of his fee to the plan.

Lindsay Mackinlay (who also joined the Board in 1990 and retired on 31 October 2002) had a similar entitlement, but the accrual rate of the pension was one-sixtieth.

These pension arrangements do not apply to any non-executive Director who joined the Board after 1990.

## Performance graph

In accordance with the Directors' Remuneration Report Regulations 2002 ("the Regulations"), fig. 2 shows Bradford & Bingley's TSR compared with the companies comprising the FTSE 100 for the period from flotation on 4 December 2000 to 31 December 2002. Whilst the FTSE 100 Return Index (of which Bradford & Bingley is a constituent member) has been selected for the purposes of the Regulations to assist shareholders with inter-company comparison, the Board considers the comparator group used for the PSP (described on page 36) to be a more appropriate competitive performance measure for determining the remuneration of the executive population and has therefore included an additional graph (fig. 3).

## Compliance

This report describes the design and structure of our remuneration policies and the tables following show how these have been applied to each individual Director in the year under review. These tables have been audited in compliance with the Directors' Remuneration Report Regulations 2002.

We also confirm that the Company complies with the Combined Code ("the Code") appended to the Listing Rules of the UK Listing Authority and with section 1B of the Code's provisions on Directors' remuneration and Schedule B to the Code in respect of the content of the Remuneration Report. This year's report also incorporates the additional information required under the Directors' Remuneration Report Regulations 2002.

**Fig.2 – Historical TSR Performance (FTSE 100)**
**Growth in the value of a hypothetical £100 holding over period since listing**
**FTSE 100 comparison based on daily values at flotation date and year end dates**


£140.00
£130.00
£120.00
£110.00
£100.00
£90.00
£80.00
£70.00
£60.00
Value of Hypothetical £100 Holding
Part year TSR (from Bradford & Bingley flotation, 04/12/2000)
Bradford & Bingley
FTSE 100
31-Dec-00
31-Dec-01
31- Dec-02
Date

**Fig.3 – Historical TSR Performance (PSP Comparator Group)**
**Growth in the value of a hypothetical £100 holding over period since listing**
**Performance share plan comparison based on daily values at flotation date and year end dates**


£140.00
£130.00
£120.00
£110.00
£100.00
£90.00
£80.00
£70.00
£60.00
Value of Hypothetical £100 Holding
Part year TSR (from Bradford & Bingley flotation, 04/12/2000)
Bradford & Bingley
PSP Comparator Group
31-Dec-00
31-Dec-01
31- Dec-02
Date

# Directors' emoluments for the year ended 31 December 2002

| Executive | Salary/fees | Benefits | Short-term performance remuneration | **Total emoluments 2002** | Total emoluments 2001 |
|---|---|---|---|---|---|
| | £ | £ | £ | **£** | £ |
| Christopher Rodrigues | 480,000 | 27,658 | 264,192 | 771,850 | 634,650 |
| Steven Crawshaw (appointed 2 January 2002) | 230,000 | 13,536 | 125,672 | 369,208 | – |
| Rosemary Thorne | 300,000 | 24,366 | 157,920 | 482,286 | 446,067 |
| Keith Greenough (retired on 31 December 2002) | 200,000 | 12,376 | 62,640 | 275,016 | 307,272 |
| Kevin McGuinness (to 28 February 2002, see note below) | 27,500 | 683 | 6,875 | 35,058 | 240,858 |
| David Woodcock (retired on 23 April 2001) | – | – | – | – | 274,987 |
| Total | 1,237,500 | 78,619 | 617,299 | 1,933,418 | 1,903,834 |

| Non-executive | Fees | Benefits | **Total emoluments 2002** | Total emoluments 2001 |
|---|---|---|---|---|
| | £ | £ | **£** | £ |
| Lindsay Mackinlay (retired on 31 October 2002) | 108,333 | – | 108,333 | 130,000 |
| Rod Kent (appointed on 24 September 2002) | 34,115 | – | 34,115 | – |
| Trevor Lewis | 80,000 | 689 | 80,689 | 80,417 |
| Nicholas Cosh | 37,500 | – | 37,500 | 38,000 |
| Diana Courtney | 37,500 | – | 37,500 | 37,500 |
| George Cox | 32,500 | – | 32,500 | 32,000 |
| Peter Flesher (retired on 28 February 2002) | 8,000 | 163 | 8,163 | 32,917 |
| Mark Smith | 42,500 | – | 42,500 | 42,500 |
| Total | 380,448 | 852 | 381,300 | 393,334 |

| | Salary/fees | Benefits | Short-term performance remuneration | **Total emoluments 2002** | Total emoluments 2001 |
|---|---|---|---|---|---|
| | £ | £ | £ | **£** | £ |
| Total Directors' emoluments | 1,617,948 | 79,471 | 617,299 | 2,314,718 | 2,297,168 |

## Notes

Short-term performance remuneration shown above reflects amounts payable in respect of 2002 performance. Taxable benefits received by Directors consist principally of the provision of a company car, health benefits, and housing allowance as appropriate.

No long-term performance remuneration crystallised in 2002. For details of current long-term incentive schemes please see pages 41-42.

Kevin McGuinness retired as a Director on 28 February 2002 and as an employee on 30 June 2002, aged 53.

# Directors' remuneration report

## Directors' pensions

**Directors' accrued pension entitlements (£000's)**

| | Age as at 31 December 2002 | Accrued pension entitlement 31 December 2002 | Change in accrued benefit during 2002 | Transfer value as at 31 December 2002 | Transfer value as at 31 December 2001 | Change in transfer value during 2002 | Transfer value of increase in accrued pension | Company's pension contribution 2002 |
|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | |
| **Christopher Rodrigues** | 53 | 92 | 19 | 1,239 | 861 | 378 | 366 | 14 |
| **Steven Crawshaw** (appointed 2 January 2002) | 41 | 23 | 11 | 179 | 102 | 77 | 81 | 14 |
| **Rosemary Thorne** | 50 | 28 | 12 | 339 | 214 | 125 | 133 | 14 |
| **Keith Greenough** (retired on 31 December 2002) | 52 | 102 | (24) | 2,332 | 1,714 | 618 | 615 | 29 |
| **Kevin McGuinness** (retired as a Director on 28 February 2002) | 54 | 94 | (8) | 1,839 | 1,499 | 340 | 307 | 12 |
| **Non-executive** | | | | | | | | |
| **Lindsay Mackinlay** (retired on 31 October 2002) | 66 | 20 | 2 | 279 | 278 | 1 | (29) | 14 |
| **Trevor Lewis** | 66 | 39 | 3 | 655 | 599 | 56 | 19 | 16 |

**Notes**

Pension disclosures are reported above in accordance with the Directors' Remuneration Report Regulations 2002. The transfer values reported above reflect the capital value of the relevant pension assessed under market conditions at the end of 2002 and 2001 respectively. The increase in accrued pension entitlement represents the change in the annual pension to which each Director is entitled as a result of changes in pensionable earnings, excluding inflation, and increases in pensionable service. Kevin McGuinness retired as a Director on 28 February 2002 and as an employee on 30 June 2002, aged 53. In accordance with Company policy he was entitled to receive a full pension from age 57. The actuarial cost of providing this enhanced pension was £210,000. Keith Greenough retired as a Director and employee on 31 December 2002. No enhanced pension arrangement was given to Keith Greenough on retirement.

# Directors' share option grants

| | At 31 Dec 2001 | Granted in year | Exercised | Lapsed | At 31 Dec 2002 | Exercise price (p) | Earliest exercise date | Last exercise date | Market price on exercise (p) | Date of exercise | Gains on options exercised |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Christopher Rodrigues** | | | | | | | | | | | |
| Executive share option scheme | 130,184 | | – | – | 130,184 | 291.83 | Mar 04 | Mar 11 | – | – | – |
| | | 126,749 | – | – | 126,749 | 315.58 | Mar 05 | Mar 12 | – | – | – |
| Savings related share option scheme | 4,843 | – | – | – | 4,843 | 200.00 | Mar 04 | Aug 04 | – | – | – |
| **Steven Crawshaw** | | | | | | | | | | | |
| Executive share option scheme | | | | | | | | | | | |
| Prior to appt. as Executive Director | 48,863 | | – | – | 48,863 | 291.83 | Mar 04 | Mar 11 | – | – | – |
| Post appt. as Executive Director | | 60,205 | – | – | 60,205 | 315.58 | Mar 05 | Mar 12 | – | – | – |
| Savings related share option scheme | | | | | | | | | | | |
| Prior to appt. as Executive Director | 8,437 | – | – | – | 8,437 | 200.00 | Mar 06 | Aug 06 | – | – | – |
| **Rosemary Thorne** | | | | | | | | | | | |
| Executive share option scheme | 90,357 | | – | – | 90,357 | 291.83 | Mar 04 | Mar 11 | – | – | – |
| | | 87,140 | – | – | 87,140 | 315.58 | Mar 05 | Mar 12 | – | – | – |
| Savings related share option scheme | 2,770 | | – | – | 2,770 | 200.00 | Mar 04 | Aug 04 | – | – | – |
| | | 1,609 | – | – | 1,609 | 252.67 | May 05 | Oct 05 | – | – | – |
| **Keith Greenough** | | | | | | | | | | | |
| Executive share option scheme | 63,162 | | – | – | [1]63,162 | 291.83 | Mar 04 | Aug 04 | – | – | – |
| | | 61,790 | – | – | [2]61,790 | 315.58 | Mar 05 | Mar 12 | – | – | – |
| Savings related share option scheme | 8,437 | – | – | – | 8,437 | 200.00 | Jan 03 | Jun 03 | – | – | – |
| **Kevin McGuinness** | | | | | | | | | | | |
| Executive share option scheme | 54,214 | – | – | – | [1]54,214 | 291.83 | Mar 04 | Aug 04 | – | – | – |
| Savings related share option scheme | 4,843 | – | 2,822 | 2,021 | – | 200.00 | | | 295.00 | 4/12/02 | 2,681 |

**Notes**
Share Option exercises are subject to a performance condition related to the improvement of the Company's earnings per share.
[1] The exercise period of this grant has been reduced to end in August 2004. [2] This grant lapsed after 31 December 2002.

# Directors' performance share plan awards

| | At 31 Dec 2001 | Awarded in year | At 31 Dec 2002 | Award value (p) per share | Performance period ends | Vesting date | Performance conditions |
|---|---|---|---|---|---|---|---|
| **Christopher Rodrigues** | 103,983 | | 103,983 | 291.83 | Dec 03 | Mar 04 | Standard |
| | | 101,399 | 101,399 | 315.58 | Dec 04 | Mar 05 | Standard |
| | | 45,685 | 45,685 | 332.00 | Dec 04 | Mar 05 | Standard |
| | | 147,086 | 147,086 | 332.00 | Dec 04 | Mar 05 | Stretch |
| **Steven Crawshaw** | | | | | | | |
| Prior to appt. as Executive Director | 39,029 | | 39,029 | 291.83 | Dec 03 | Mar 04 | Standard |
| Post appt. as Executive Director | | 48,164 | 48,164 | 315.58 | Dec 04 | Mar 05 | Standard |
| | | 22,303 | 22,303 | 332.00 | Dec 04 | Mar 05 | Standard |
| | | 70,468 | 70,468 | 332.00 | Dec 04 | Mar 05 | Stretch |
| **Rosemary Thorne** | 72,172 | | 72,172 | 291.83 | Dec 03 | Mar 04 | Standard |
| | | 69,712 | 69,712 | 315.58 | Dec 04 | Mar 05 | Standard |
| | | 22,372 | 22,372 | 332.00 | Dec 04 | Mar 05 | Standard |
| | | 92,085 | 92,085 | 332.00 | Dec 04 | Mar 05 | Stretch |
| **Keith Greenough** | 50,450 | | *50,450 | 291.83 | Dec 03 | Mar 04 | Standard |
| | | 49,432 | *49,432 | 315.58 | Dec 04 | Mar 05 | Standard |
| | | 12,031 | *12,031 | 332.00 | Dec 04 | Mar 05 | Standard |
| | | 61,462 | *61,462 | 332.00 | Dec 04 | Mar 05 | Stretch |
| **Kevin McGuinness** | 43,303 | – | 43,303 | 291.83 | Dec 03 | Mar 04 | Standard |

**Notes**
Performance Share Plan awards are subject to the achievement of a performance criterion which measures the Company's TSR against a peer group of companies.
For description see Directors' remuneration report.
* These awards lapsed after 31 December 2002.

# Directors' 1998 long-term incentive plan - share award*

| | At 31 Dec 2001 | Granted in year | Exercised | Lapsed | At 31 Dec 2002 | Award value (p) per share | Exercise Date | Last exercise date | Market price on exercise (p) | Date of exercise | Gains on exercise (£) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Christopher Rodrigues** | | | | | | | | | | | |
| Exercisable | 57,268 | – | – | – | 81,811 | 249.35 | Dec 00 | Dec 05 | – | – | – |
| Non-exercisable | 24,543 | – | – | – | – | 249.35 | Dec 02 | Dec 05 | – | – | – |
| **Steven Crawshaw**** | | | | | | | | | | | |
| Exercisable | 6,753 | – | – | – | 9,647 | 249.35 | Dec 00 | Dec 05 | – | – | – |
| Non-exercisable | 2,894 | – | – | – | – | 249.35 | Dec 02 | Dec 05 | – | – | – |
| **Rosemary Thorne** | | | | | | | | | | | |
| Exercisable | 10,603 | – | – | – | 15,147 | 249.35 | Dec 00 | Dec 05 | – | – | – |
| Non-exercisable | 4,544 | – | – | – | – | 249.35 | Dec 02 | Dec 05 | – | – | – |
| **Keith Greenough** | | | | | | | | | | | |
| Exercisable | 23,159 | – | 23,159 | – | – | 249.35 | Dec 00 | Dec 05 | 293.25 | 18/12/02 | 10,167 |
| Non-exercisable | 9,925 | – | 9,925 | – | – | 249.35 | Dec 02 | Dec 05 | 293.25 | 18/12/02 | 4,357 |
| **Kevin McGuinness** | | | | | | | | | | | |
| Exercisable | 17,909 | – | 17,909 | – | – | 249.35 | Dec 00 | Dec 05 | 312.00 | 21/2/02 | 11,220 |
| Non-exercisable | 7,675 | – | 7,675 | – | – | 249.35 | Dec 02 | Dec 05 | 295.50 | 6/12/02 | 3,542 |
| **David Woodcock** | | | | | | | | | | | |
| Exercisable | 6,523 | – | 6,523 | – | 6,523 | 249.35 | Dec 00 | Dec 05 | 325.00 | 01/7/02 | 4,935 |
| Non-exercisable | 6,523 | – | – | – | – | 249.35 | Dec 02 | Dec 05 | | | |

Notes

* No awards have been made under this plan since December 2000.
** Prior to appointment as executive Director.

Long-Term Incentive Plan participants were entitled to choose cash or shares. Where shares were chosen, nil cost options were granted. However, in order to receive these options participants sacrificed cash entitlements equivalent to 249.35p per share.

**Notes to Directors' Remuneration Report tables**

David Woodcock retired as a Director on 23 April 2001. Kevin McGuinness retired as a Director on 28 February 2002. Keith Greenough retired as a Director on 31 December 2002.

Gains on options exercised have been calculated using the difference between the share option price and the market price on the date of the exercise. Where the shares have been retained by the individual rather than sold, the gain shown is a notional gain at the date of exercise.

On 31 December 2002 the closing market price of ordinary shares in Bradford & Bingley plc was 290p and the range during the year to 31 December 2002 was 353p to 279p.

Approved by the Board on 17 February 2003 and signed on its behalf by:



**Mark Smith**
Chairman of the Remuneration Committee

# Statement of Directors' responsibilities

The following statement, which should be read in conjunction with the statement of the Auditor's responsibilities on page 44, is made by the Directors to explain their responsibilities.

The Directors are required by the Companies Act 1985 to prepare Financial Statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to prepare the Financial Statements on the going concern basis unless it is not appropriate.

The Directors consider that, in preparing the Financial Statements on pages 45 to 81, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider applicable have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the Financial Statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group to prevent and detect fraud and other irregularities.

**Rod Kent**
Chairman
17 February 2003

# Independent auditor's report

## to the shareholders of Bradford & Bingley plc

We have audited the Financial Statements on pages 45 to 81. We have also audited the information in the Directors' Remuneration Report on pages 39 to 42.

This report is made solely to the Company's shareholders, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's shareholders those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

The Directors are responsible for preparing the Annual Report & Accounts. As described on page 43, this includes responsibility for preparing the Financial Statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed. We review whether the statement on page 34 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report & Accounts, including the corporate governance statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements.

**Basis of audit opinion**

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors' Remuneration Report to be audited.

**Opinion**

In our opinion:

- the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds
17 February 2003

# Consolidated profit and loss account

for the year ended 31 December 2002

| | Notes | 2002 £m | 2001 £m |
|---|---|---|---|
| Interest receivable: | | | |
| Interest receivable and similar income arising from debt securities | | **142.1** | 231.1 |
| Other interest receivable and similar income | | **1,235.4** | 1,305.3 |
| Interest payable | | **(936.1)** | (1,093.6) |
| Net interest income | | **441.4** | 442.8 |
| Fees and commissions receivable | | **289.8** | 272.6 |
| Fees and commissions payable | | **(18.0)** | (11.7) |
| Other operating income | | **15.1** | 9.8 |
| Operating income | | **728.3** | 713.5 |
| Administrative expenses: | | | |
| On-going | 2 | **(416.5)** | (417.8) |
| Exceptional | 3 | **(32.6)** | (18.7) |
| | | **(449.1)** | (436.5) |
| Depreciation and amortisation | 17&18 | **(29.8)** | (33.8) |
| Provisions for bad and doubtful debts | 13 | **(6.2)** | (6.1) |
| Operating profit | | **243.2** | 237.1 |
| Share of operating loss and amortisation of goodwill in joint ventures | 15 | **(2.6)** | (2.7) |
| Profit on ordinary activities before tax | | **240.6** | 234.4 |
| Tax on profit on ordinary activities | 6 | **(63.2)** | (71.3) |
| Profit on ordinary activities after tax | | **177.4** | 163.1 |
| Minority interest (non-equity) | | **(5.8)** | – |
| Profit attributable to shareholders | | **171.6** | 163.1 |
| Dividends | 8 | **(96.4)** | (88.3) |
| Profit retained for the financial year | 30 | **75.2** | 74.8 |
| Earnings per share (excluding exceptionals) | 9 | **29.3p** | 26.0p |
| Basic earnings per share | 9 | **25.9p** | 24.1p |
| Diluted earnings per share | 9 | **25.8p** | 24.0p |

All results arise from continuing operations.

There were no material gains or losses in either year other than the profit shown above.

The notes on pages 49 to 81 form part of these Financial Statements.

# Consolidated balance sheet

at 31 December 2002

| | Notes | 2002 £m | 2001 £m |
|---|---|---|---|
| **Assets** | | | |
| Cash and balances at central banks | | **45.0** | 39.9 |
| Treasury bills and other eligible bills | 10 | **197.0** | 38.5 |
| Loans and advances to banks | 11 | **1,356.7** | 1,635.2 |
| Loans and advances to customers | 12 | **19,302.3** | 17,354.5 |
| Loans and advances to customers subject to non-recourse funding | 12 | **1,204.0** | 1,382.7 |
| Less non-recourse funding | 12 | **(1,180.1)** | (1,356.4) |
| | | **23.9** | 26.3 |
| Debt securities | 14 | **3,933.2** | 4,037.6 |
| Investments in joint ventures: | 15 | | |
| Share of gross assets | | **4.2** | 8.2 |
| Share of gross liabilities | | **(3.6)** | (10.1) |
| | | **0.6** | (1.9) |
| Loan to joint venture | | **1.5** | 9.5 |
| | | **2.1** | 7.6 |
| Intangible fixed assets | 17 | **110.0** | 119.4 |
| Tangible fixed assets | 18 | **143.9** | 150.4 |
| Own shares | 28 | **20.8** | 11.3 |
| Other assets | 19 | **86.1** | 54.8 |
| Prepayments and accrued income | 20 | **165.3** | 119.8 |
| Total assets | | **25,386.3** | 23,595.3 |
| **Liabilities** | | | |
| Deposits by banks | 21 | **489.5** | 435.4 |
| Customer accounts | 22 | **16,614.9** | 16,104.5 |
| Debt securities in issue | 23 | **5,768.0** | 4,761.8 |
| Other liabilities | 24 | **272.6** | 296.0 |
| Accruals and deferred income | 25 | **131.1** | 101.4 |
| Provisions for liabilities and charges | 26 | **22.6** | 40.9 |
| Subordinated liabilities | 27 | **677.3** | 580.0 |
| Equity shareholders' funds: | | | |
| Called up share capital | 28 | **163.5** | 170.5 |
| Share premium account | 30 | **3.9** | 3.9 |
| Capital redemption reserve | 30 | **7.0** | – |
| Profit and loss account | 30 | **1,087.4** | 1,100.9 |
| Shareholders' funds | | **1,261.8** | 1,275.3 |
| Minority interest (non-equity) | 29 | **148.5** | – |
| Total liabilities | | **25,386.3** | 23,595.3 |
| Memorandum items: Commitments | 32 | **972.3** | 1,268.3 |

The notes on pages 49 to 81 form part of these Financial Statements.
Approved by the Board of Directors on 17 February 2003 and signed on its behalf by:

| | |
|---|---|
| Rod Kent | Chairman |
| Christopher Rodrigues | Group Chief Executive |
| Rosemary Thorne | Group Finance Director |

# Company balance sheet

at 31 December 2002

| | Notes | 2002 £m | 2001 £m |
|---|---|---|---|
| **Assets** | | | |
| Cash and balances at central banks | | **45.0** | 39.9 |
| Treasury bills and other eligible bills | 10 | **197.0** | 38.5 |
| Loans and advances to banks | 11 | **1,154.2** | 1,391.6 |
| Loans and advances to customers | 12 | **19,695.6** | 17,752.2 |
| Debt securities | 14 | **3,654.1** | 3,760.8 |
| Shares in Group undertakings | 16 | **601.0** | 601.0 |
| Tangible fixed assets | 18 | **117.9** | 137.1 |
| Own shares | 28 | **20.8** | 11.3 |
| Other assets | 19 | **66.5** | 39.2 |
| Prepayments and accrued income | 20 | **159.8** | 105.5 |
| Total assets | | **25,711.9** | 23,877.1 |
| **Liabilities** | | | |
| Deposits by banks | 21 | **369.0** | 324.6 |
| Customer accounts | 22 | **17,175.3** | 16,600.6 |
| Debt securities in issue | 23 | **5,768.0** | 4,748.0 |
| Other liabilities | 24 | **248.9** | 286.7 |
| Accruals and deferred income | 25 | **113.0** | 86.1 |
| Provisions for liabilities and charges | 26 | **22.4** | 38.8 |
| Subordinated liabilities | 27 | **825.8** | 580.0 |
| Equity shareholders' funds: | | | |
| Called up share capital | 28 | **163.5** | 170.5 |
| Share premium account | 30 | **3.9** | 3.9 |
| Capital redemption reserve | 30 | **7.0** | – |
| Profit and loss account | 30 | **1,015.1** | 1,037.9 |
| Shareholders' funds | | **1,189.5** | 1,212.3 |
| Total liabilities | | **25,711.9** | 23,877.1 |
| Memorandum items: Commitments | 32 | **597.1** | 542.4 |

The notes on pages 49 to 81 form part of these Financial Statements.
Approved by the Board of Directors on 17 February 2003 and signed on its behalf by:

| | |
|---|---|
| Rod Kent | Chairman |
| Christopher Rodrigues | Group Chief Executive |
| Rosemary Thorne | Group Finance Director |

# Consolidated cash flow statement

for the year ended 31 December 2002

| | 2002 | 2001 |
|---|---|---|
| | £m | £m |
| **Net cash inflow from operating activities** | 108.5 | 156.8 |
| **Returns on investment and servicing of finance** | | |
| Interest paid on subordinated liabilities | (49.2) | (49.1) |
| **Taxation** | (54.3) | (69.8) |
| **Capital expenditure and financial investment** | | |
| Purchase of investment securities | (7,072.3) | (6,888.7) |
| Sale and maturity of investment securities | 7,012.0 | 6,955.9 |
| Purchase of tangible fixed assets | (11.3) | (22.6) |
| Sale of tangible fixed assets | 17.6 | 4.4 |
| Purchase of own shares | (13.3) | (2.8) |
| Disposal of own shares | 2.4 | 1.4 |
| **Net cash (outflow)/inflow from capital expenditure and financial investment** | (64.9) | 47.6 |
| **Acquisitions and disposals** | | |
| Net cash (outflow) from the investment in joint ventures | (4.5) | (7.0) |
| Net cash inflow from the disposal of joint venture | – | 0.9 |
| **Net cash outflow from acquisitions and disposals** | (4.5) | (6.1) |
| **Equity dividends paid** | (91.4) | (53.8) |
| **Financing** | | |
| Net proceeds from the issue of subordinated liabilities | 197.3 | – |
| Net proceeds from the issue of perpetual preferred securities | 148.5 | – |
| Repayment of subordinated liabilities | (100.0) | – |
| Repurchase of own shares | (88.7) | – |
| **Net cash inflow from financing** | 157.1 | – |
| Increase in cash | 1.3 | 25.6 |

See note 35 for reconciliations of cash balances and operating profit to net cash inflow from operating activities.

# Reconciliation of movement in shareholders' funds

for the year ended 31 December 2002

| | Group | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | £m | £m | £m | £m |
| Profit attributable to shareholders | 171.6 | 163.1 | 162.3 | 184.4 |
| Dividends | (96.4) | (88.3) | (96.4) | (88.3) |
| | 75.2 | 74.8 | 65.9 | 96.1 |
| Repurchase of own shares | (88.7) | – | (88.7) | – |
| Net (reduction)/addition to shareholders' funds | (13.5) | 74.8 | (22.8) | 96.1 |
| Opening shareholders' funds | 1,275.3 | 1,200.5 | 1,212.3 | 1,116.2 |
| Closing shareholders' funds | 1,261.8 | 1,275.3 | 1,189.5 | 1,212.3 |

No note of historical cost profits and losses has been presented as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

# Notes to the financial statements

## 1. Principal accounting policies

The following accounting policies have been applied consistently, with the exception of Financial Reporting Standard No.19 *'Deferred Tax'* referred to in note (a) below, in dealing with items which are considered material in relation to the Group and Company accounts.

### (a) Basis of preparation

The accounts have been prepared in accordance with applicable Accounting Standards and published decisions of the Urgent Issues Task Force under the historical cost accounting rules. In addition the accounts have been prepared in accordance with the special provisions of the Companies Act 1985 applicable to banking companies and banking groups and in accordance with the Statements of Recommended Practice (SORP) issued by the British Bankers' Association.

Financial Reporting Standard No. 17 *'Retirement Benefits'* has been adopted by the Group in respect of its transitional disclosures. Financial Reporting Standard No. 19 *'Deferred Tax'* has been fully adopted. Neither of these new accounting standards has had any significant impact on the results for the year or net assets of the Group.

### (b) Basis of consolidation

The Group accounts consolidate the accounts of the Company and its subsidiary undertakings, and other companies which are considered by the Directors to be quasi-subsidiaries as defined in Financial Reporting Standard No. 5 *'Reporting the Substance of Transactions'*, all of which have co-terminous accounting periods. In addition the accounts comprise the appropriate share of profits and losses of its associates and joint ventures. Where subsidiaries have been acquired during a period, their results have been consolidated in the Financial Statements from the date of acquisition.

### (c) Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and joint ventures represents the difference between the fair value of the consideration and the aggregate of the fair values of the separate net assets acquired. Goodwill is included within intangible fixed assets or investments in joint ventures and is amortised over a period appropriate to each acquisition.

Any unamortised goodwill on disposal of a subsidiary undertaking or joint venture is charged against the sale proceeds.

Impairment reviews are conducted at the end of the first full year after the year of acquisition in accordance with accounting standards or when events or changes in circumstances indicate that the carrying value of goodwill may not be fully recoverable or the amortisation period may have reduced. Any shortfalls are added to the amortisation of goodwill in the year of the impairment review.

### (d) Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Full provision is made for deferred taxation in accordance with Financial Reporting Standard No.19 *'Deferred Tax'*.

### (e) Fixed assets and depreciation

The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised.

Depreciation is provided so as to write off the cost, less the estimated residual value, of tangible fixed assets over their useful economic lives.

Depreciation is provided as follows:

- freehold and long leasehold buildings at 2% per annum on a straight-line basis;
- short leasehold properties are amortised over the remainder of the lease up to 50 years;
- fixtures and fittings at 20% per annum on a straight-line basis;
- motor vehicles at 25% per annum on a reducing balance basis;
- computer equipment at rates ranging from 20% to 33% per annum on a straight-line basis;
- software licences of an enduring nature at 33% per annum on a straight-line basis;
- internet development costs for transactional based websites at 50% per annum on a straight-line basis; and
- other equipment and major alterations to buildings at 10% per annum on a straight-line basis.

Any impairment in the value of freehold and long leasehold land and buildings is dealt with through the Profit and Loss Account as it arises.

### (f) Leasing

Rentals under operating leases are charged to administrative expenses in the year in which the expenditure is incurred.

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the Profit and Loss Account are based on a constant periodic rate as applied to the outstanding liabilities.

# Notes to the financial statements

**(g) Debt securities**
Debt securities intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost as adjusted for the amortisation of any premiums or discounts arising on acquisition, which are amortised over the period to redemption on a level yield basis. Any such amortisation is included in interest receivable. Provision is made for any impairment in value.

Each investment in a structured investment vehicle ('SIV') is individually reviewed to ensure the accounting treatment is appropriate.

Where the SIV is considered to have minimal management discretion, the Group recognises its share of the SIV's underlying assets and liabilities. In other cases they are treated as debt securities. Interest on these vehicles includes a margin above the coupon rate to reflect profits earned by the underlying investment.

**(h) Pension and post retirement benefits**
The Group charges pension and other post retirement costs against profits in accordance with Statement of Standard Accounting Practice 24 *'Accounting for Pension Costs'* using an actuarial method and assumptions designed to provide for the anticipated costs over the remaining service lives of the employees in the scheme. This method ensures that the regular costs represent a relatively equal proportion of the current and expected future pensionable payroll in the light of current actuarial assumptions. Any SSAP 24 prepayment or liability is included in prepayments and accrued income or other liabilities as appropriate with all charges to the Profit and Loss Account, including interest, in administrative expenses.

Variations from regular cost are spread over the remaining service lives of current employees in the scheme.

**(i) Provisions for bad and doubtful debts**
Provisions for losses on residential loans and advances to customers are made throughout the year and at the year-end. The basis for determining the level of provisions is to provide for all reasonably foreseeable losses that exist in the portfolio at the date of calculation.

Specific provisions for residential lending are created for cases with arrears to debt ratios of 2.5% or greater. The potential shortfall is calculated from the outstanding mortgage debt plus costs of re-possession less the estimated property value with a discount valuation factor for forced sale. The potential shortfall for each case is adjusted to reflect the probability of loss. This adjustment reflects historic performance except for specialist lending where, because this area of lending is not yet mature, probabilities of loss are predicted by reference to the credit scoring system.

The specific provision for properties in possession is based on the contracted/agreed sale price or sale valuation with adjustment for expenses of sale and income from insurance policies.

Specific provisions for the commercial portfolio are calculated on all cases three or more months in arrears. A probability of loss, dependent on the severity of the arrears, is applied on a case-by-case basis.

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. The general provision also takes into account the economic climate in the market and the level of security held.

General provisions are made in respect of the commercial portfolio to reflect loans that may be impaired but which are not currently identified by the specific provisioning methodology.

Loans and advances are written off where there is no realistic prospect of recovery.

Interest charged to all residential and commercial loans which are in arrears or in possession, and where the interest is expected to be irrecoverable, is suspended from other interest receivable and similar income.

**(j) Debt and capital instrument issue costs**
These are amortised over the period to the instruments' maturity at a constant rate and included in interest payable. The unamortised amounts are deducted from the relevant liability.

In the event of early repayment the unamortised issue cost is charged to interest payable.

**(k) Interests in joint ventures**
Joint ventures are undertakings in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers under a contractual agreement.

The Group's share of profits less losses from joint ventures is included in the Profit and Loss Account using the gross equity method. The holding value of joint ventures in the Consolidated Balance Sheet is calculated by reference to the Group's share of the gross assets, including Group loans to the joint venture and any related unamortised goodwill, less its share of the gross liabilities, as shown by the most recent accounts available.

**(l) Foreign currencies**
Assets and liabilities denominated in foreign currency that have been hedged by means of matching foreign currency contracts, have been translated at the exchange rate inherent in those contracts. Where assets and liabilities denominated in foreign currency have not been hedged, they have been translated at the rate of exchange at the balance sheet date. Any gains or losses are included in interest receivable or payable depending on the underlying instrument being an asset or liability.

**(m) Mortgage indemnity insurance**

Charges to borrowers in respect of high loan-to-value advances are paid to a wholly owned captive insurance company. In the Group accounts these charges are treated as deferred income and deducted from loans and advances to customers. The income deferred is released to interest receivable on a level yield basis over the life of the mortgage.

**(n) Incentives to customers**

Cashbacks, interest discounts and other incentives to customers are amortised against interest receivable and similar income or interest payable over the early redemption clawback period of these products commencing from the date of completion. The period over which incentives are amortised was amended in 2002 from twelve months to the early redemption clawback period. The provision for interest discounts is shown within other liabilities. Unamortised cashbacks and other incentives are held within prepayments and accrued income.

**(o) Acquisition of mortgage portfolios**

Premiums paid on the acquisition of mortgage portfolios are held within other assets and amortised over the estimated economic life of the underlying asset. Where such mortgage portfolios are acquired as part of a company purchase, the resulting charge is included within administrative expenses. Where such mortgage portfolios are acquired as a result of a specific asset purchase, the resulting charge is deducted from interest receivable.

**(p) Loans and advances to customers subject to non-recourse funding**

Loans and advances to customers subject to non-recourse funding are included in the Consolidated Balance Sheet using the linked presentation method. Such balances are stated at book value. The profit on ordinary activities before taxation is included within other operating income in the Consolidated Profit and Loss Account.

The same provisioning policies as stated in note (i) above apply to these loans.

**(q) Off-balance sheet financial instruments**

Off-balance sheet financial instruments are entered into by the Group for hedging purposes to reduce the risks arising on transactions entered into in the normal course of business. This hedging is reviewed on a regular basis.

The income or expense arising from off-balance sheet financial instruments entered into for hedging purposes is recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged.

Where off-balance sheet instruments are terminated prior to the underlying hedged transaction terminating, any profits or losses realised upon early termination are deferred and matched against the income or expenditure arising from the underlying hedged transaction over the remaining period of the hedging instrument. If the underlying hedged transaction is extinguished or terminated, the remaining unamortised gains or losses on the hedge are recognised in the Profit and Loss Account immediately.

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts.

**(r) Income recognition**

- Interest income is recognised in the Profit and Loss Account as it accrues except where interest is suspended as set out in accounting policy note(i).
- Commercial lending fees charged in lieu of interest are recognised in the Profit and Loss Account as interest receivable on a level yield basis over the discount period of the interest foregone.
- Residential lending fees and commissions receivable are recognised in the Profit and Loss Account on receipt within Fees and Commission Receivable.
- Commission receivable from Regulated Financial Services products is recognised as income within Fees and Commissions Receivable when the policy goes 'On Risk' net of any provision for repayment in the event of termination by the customer.
- Procurement Fees from sale of mortgages are recognised when the house sale completes and the mortgage becomes active.
- Client Fees are recognised on the exchange of contract for the relevant property.
- Estate Agency fees on sales of new and second hand homes sales are recognised on exchange of contracts.

**(s) Fees payable**

Fees payable to brokers and agents in respect of the sale of Bradford & Bingley mortgages are fully expensed as incurred.

# Notes to the financial statements

| | Group 2002 | 2001 |
|---|---|---|
| | £m | £m |
| **2. On-going administrative expenses** | | |
| Staff costs (see note 4) | **200.1** | 209.4 |
| Property rentals | **13.7** | 16.3 |
| Hire of equipment | **1.5** | 0.8 |
| Remuneration of auditors and associates: | | |
| Audit fees | **0.6** | 0.6 |
| Other statutory and regulatory work | **0.4** | 0.1 |
| Further assurance services | **0.1** | 0.3 |
| Tax advisory | **0.4** | 0.5 |
| Other non-audit services | **0.4** | 0.3 |
| Other expenses | **199.3** | 189.5 |
| | **416.5** | 417.8 |

Audit fees paid by the Company were £0.4m (2001: £0.3m). Other non-audit services includes advice relating to the disengagement from the ALLTEL Mortgage Solutions Joint Venture.

| | 2002 | 2001 |
|---|---|---|
| **3. Exceptional administrative expenses** | | |
| Disengagement from Joint Venture | **14.9** | – |
| Re-organisation costs | **17.7** | 18.7 |
| | **32.6** | 18.7 |

The exceptional costs in respect of the Joint Venture relate principally to software write-off and redundancy costs relating to disengagement from the ALLTEL Mortgage Solutions Joint Venture. The exceptional re-organisation costs comprise principally staff redundancy costs resulting from a rationalisation of administrative support functions, including further outsourcing of the IT function to IBM.

| | Full time | | Part time | | Full time equivalent | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| **4. Staff costs and number** | | | | | | |
| The average number of persons employed by the Group during the year was as follows: | **5,711** | 5,892 | **2,039** | 2,062 | **6,682** | 6,873 |

The full time equivalent is based on the average hours worked by employees in the year.

| | Group 2002 | 2001 |
|---|---|---|
| | £m | £m |
| The aggregate costs of these persons were as follows: | | |
| Wages and salaries | **173.8** | 181.4 |
| Social security costs | **15.8** | 16.2 |
| Other pension costs | **10.5** | 11.8 |
| | **200.1** | 209.4 |

### 5. Directors' remuneration

Full details of the Directors' remuneration are set out in the Directors' Remuneration Report on pages 39 to 42, including details of the long term incentive schemes and pension entitlements. Details of Directors' share interests in Bradford & Bingley plc are set out in the Directors' Report on page 29. In addition, payments to former Directors and dependents of former Directors amounted to £0.2m in 2002 (2001: £0.1m).

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **6. Tax on profit on ordinary activities** | | |
| Analysis of the charge in the year | | |
| **Current tax:** | | |
| UK corporation tax on profits for the year | **61.8** | 69.9 |
| Adjustments in respect of previous periods | **4.3** | 2.1 |
| | **66.1** | 72.0 |
| Foreign tax | **2.2** | 2.4 |
| Total current tax | **68.3** | 74.4 |
| **Deferred tax:** | | |
| Origination and reversal of timing differences (see note 19) | **(5.1)** | (3.1) |
| Total deferred tax | **(5.1)** | (3.1) |
| Tax on profit on ordinary activities | **63.2** | 71.3 |

There are no adjustments in respect of previous periods included within foreign tax.

The 2002 current tax charge of £68.3m (2001: £74.4m) equates to an effective rate of 28.4% (2001: 31.7%). This is reconciled to the standard UK rate as follows:

| | **2002** | 2001 |
|---|---|---|
| | **%** | % |
| Standard corporation tax rate | **30.0** | 30.0 |
| Expenses not deductible for tax | **0.5** | 0.5 |
| Lower rate on overseas earnings | **(1.1)** | (1.2) |
| Adjustments in respect of previous periods | **(1.0)** | 1.1 |
| Tax on minority interest (non-equity) | **(0.7)** | – |
| Effect of timing differences | **(0.4)** | 0.6 |
| Other | **1.1** | 0.7 |
| | **28.4** | 31.7 |

### 7. Profit on ordinary activities after tax

The profit after tax of the Company attributable to the shareholders is £162.3m (2001: £184.4m). As permitted by section 230 of the Companies Act 1985, the Company's Profit and Loss Account has not been presented in these Financial Statements.

# Notes to the financial statements

| | Company | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **Pence per share** | Pence per share | **£m** | £m |
| **8. Dividends** | | | | |
| Interim dividend paid | **4.9** | 4.3 | **32.5** | 29.4 |
| Final dividend proposed | **9.9** | 8.7 | **63.9** | 58.9 |
| | **14.8** | 13.0 | **96.4** | 88.3 |

| | Group and Company | |
|---|---|---|
| | **2002** | 2001 |
| | **Shares (millions)** | Shares (millions) |
| **9. Earnings per share** | | |
| Weighted average number of ordinary shares in issue | **663.6** | 677.5 |
| Dilutive effect of ordinary shares issuable under Company share schemes | **2.6** | 2.6 |
| Diluted ordinary shares | **666.2** | 680.1 |

Shares acquired by employee share trusts which are held on the Consolidated Balance Sheet have been excluded from the calculation of earnings per share, as under Financial Reporting Standard No. 14 they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic, diluted and excluding exceptionals earnings per share were as follows:

| | **2002** | 2001 |
|---|---|---|
| | **£m** | £m |
| Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc | **171.6** | 163.1 |
| Add: re-organisation costs | **12.4** | 13.1 |
| Add: Joint Venture disengagement costs | **10.4** | – |
| Earnings excluding exceptionals | **194.4** | 176.2 |

The earnings per share figure excluding exceptionals is reported in order to provide shareholders with a performance measure excluding the effect of exceptionals.

| | Group and Company | | Group and Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **Book value** | Book value | **Market value** | Market value |
| | **£m** | £m | **£m** | £m |
| **10. Treasury bills and other eligible bills** | | | | |
| Investment securities: | | | | |
| Treasury bills and similar securities | **189.1** | – | **189.1** | – |
| Other eligible bills | **7.9** | 38.5 | **8.0** | 38.5 |
| | **197.0** | 38.5 | **197.1** | 38.5 |

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

| | Group and Company |
|---|---|
| | **Book value** |
| | **£m** |
| At 1 January 2002 | **38.5** |
| Additions | **797.9** |
| Disposals and maturities | **(644.3)** |
| Amortisation of discounts | **4.9** |
| At 31 December 2002 | **197.0** |

Included in the above balances are unamortised discounts on investment securities of £2.3m for Group and Company (2001: £0.2m).

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **11. Loans and advances to banks** | | | | |
| Repayable on demand | **126.9** | 132.2 | **95.2** | 95.8 |
| Other loans and advances: | | | | |
| In not more than three months | **1,229.8** | 1,503.0 | **1,059.0** | 1,295.8 |
| | **1,356.7** | 1,635.2 | **1,154.2** | 1,391.6 |
| Included above are the following amounts which relate to items in the course of collection from other banks | **30.8** | 33.7 | **30.8** | 33.7 |

# Notes to the financial statements

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **12. Loans and advances to customers** | | | | |
| Advances secured on residential properties | **18,332.9** | 17,191.3 | **10,447.4** | 12,332.8 |
| Other secured advances | **2,173.4** | 1,545.9 | **2,173.4** | 1,545.9 |
| Amounts due from subsidiary undertakings | **–** | – | **7,050.2** | 3,840.9 |
| Subordinated loan to quasi-subsidiary | **–** | – | **23.1** | 23.1 |
| Amounts due from the Joint Venture | **–** | – | **1.5** | 9.5 |
| Non-recourse funding | **(1,180.1)** | (1,356.4) | **–** | – |
| | **19,326.2** | 17,380.8 | **19,695.6** | 17,752.2 |
| Repayable: | | | | |
| On demand and at short notice | **29.4** | 33.6 | **7,081.1** | 3,883.7 |
| In not more than three months | **73.4** | 105.7 | **57.8** | 94.0 |
| In more than three months but not more than one year | **377.6** | 372.3 | **324.2** | 332.1 |
| In more than one year but not more than five years | **1,963.4** | 1,571.2 | **1,658.5** | 1,355.1 |
| In more than five years | **18,145.5** | 16,732.4 | **10,581.7** | 12,097.7 |
| | **20,589.3** | 18,815.2 | **19,703.3** | 17,762.6 |
| Less: | | | | |
| Non-recourse funding | **(1,180.1)** | (1,356.4) | **–** | – |
| General and specific bad debt provisions (see note 13) | **(40.3)** | (33.2) | **(7.7)** | (10.4) |
| General and specific bad debt provisions for loans and advances to customers subject to non-recourse funding | **(15.4)** | (11.1) | **–** | – |
| Deferred mortgage indemnity income | **(27.3)** | (33.7) | **–** | – |
| | **19,326.2** | 17,380.8 | **19,695.6** | 17,752.2 |

It should be noted that this may not reflect actual experience of repayments since many mortgage loans are repaid early.

Included within the above are the following non-performing loans and advances to customers:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| Loans and advances before provisions | **34.6** | 112.4 | **10.1** | 29.6 |
| Loans and advances after provisions | **32.6** | 102.2 | **9.2** | 26.8 |

## 13. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

| | Advances secured on residential property | Other secured advances | Total |
|---|---|---|---|
| | £m | £m | £m |
| **Group** | | | |
| At 1 January 2002: | | | |
| General provision | 15.6 | 1.0 | 16.6 |
| Specific provision | 15.6 | 1.0 | 16.6 |
| | 31.2 | 2.0 | 33.2 |
| Amounts written back during the year | 0.8 | 0.1 | 0.9 |
| Profit and Loss Account: | | | |
| Increase in provisions | 9.4 | 1.2 | 10.6 |
| Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year | (4.4) | – | (4.4) |
| | 5.0 | 1.2 | 6.2 |
| At 31 December 2002: | | | |
| General provision | 31.8 | 2.2 | 34.0 |
| Specific provision | 5.2 | 1.1 | 6.3 |
| | 37.0 | 3.3 | 40.3 |
| **Company** | | | |
| At 1 January 2002: | | | |
| General provision | 3.1 | 1.0 | 4.1 |
| Specific provision | 5.3 | 1.0 | 6.3 |
| | 8.4 | 2.0 | 10.4 |
| Amounts written back during the year | 0.2 | 0.1 | 0.3 |
| Profit and Loss Account: | | | |
| Increase in provisions | 0.2 | 1.2 | 1.4 |
| Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year | (4.4) | – | (4.4) |
| | (4.2) | 1.2 | (3.0) |
| At 31 December 2002: | | | |
| General provision | 3.1 | 2.2 | 5.3 |
| Specific provision | 1.3 | 1.1 | 2.4 |
| | 4.4 | 3.3 | 7.7 |

# Notes to the financial statements

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 Book value** | 2001 Book value | **2002 Book value** | 2001 Book value |
| | **£m** | £m | **£m** | £m |
| **14. Debt securities** | | | | |
| Investment securities issued by public bodies: | | | | |
| Government securities | **607.5** | 185.6 | **552.7** | 140.4 |
| Other public sector securities | **164.8** | 164.5 | **164.8** | 164.5 |
| Investment securities issued by other issuers: | | | | |
| Bank and building society certificates of deposit | **723.6** | 1,077.3 | **454.0** | 798.7 |
| Other debt securities | **2,437.3** | 2,610.2 | **2,482.6** | 2,657.2 |
| | **3,933.2** | 4,037.6 | **3,654.1** | 3,760.8 |
| Debt securities have remaining maturities as follows: | | | | |
| Due within one year | **1,305.5** | 1,919.3 | **1,034.8** | 1,643.1 |
| Due one year and over | **2,627.7** | 2,118.3 | **2,619.3** | 2,117.7 |
| | **3,933.2** | 4,037.6 | **3,654.1** | 3,760.8 |
| Analysis of debt securities by listing status: | | | | |
| Listed | **2,983.1** | 2,801.0 | **2,937.3** | 2,761.4 |
| Unlisted | **950.1** | 1,236.6 | **716.8** | 999.4 |
| | **3,933.2** | 4,037.6 | **3,654.1** | 3,760.8 |
| Unamortised premiums and discounts | **11.8** | 23.6 | **11.8** | 23.2 |
| Profits on sale of debt securities | **6.6** | 8.8 | **6.6** | 8.8 |

| | **Market value** | Market value | **Market value** | Market value |
|---|---|---|---|---|
| | **£m** | £m | **£m** | £m |
| Investment securities issued by public bodies: | | | | |
| Government securities | **611.8** | 183.4 | **555.5** | 139.3 |
| Other public sector securities | **196.1** | 177.3 | **196.1** | 177.3 |
| Investment securities issued by other issuers: | | | | |
| Bank and building society certificates of deposits | **741.8** | 1,077.8 | **464.1** | 799.2 |
| Other debt securities | **2,411.7** | 2,590.9 | **2,456.0** | 2,638.0 |
| | **3,961.4** | 4,029.4 | **3,671.7** | 3,753.8 |
| Market value of listed securities | **2,979.5** | 2,779.6 | **2,923.3** | 2,741.1 |
| Market value of unlisted securities | **981.9** | 1,249.8 | **748.4** | 1,012.7 |

| | Group | Company |
|---|---|---|
| | £m | £m |
| **14. Debt securities – continued** | | |
| Movements during the year of transferable debt securities held as financial fixed assets are analysed as follows: | | |
| **Net book value** | | |
| At 1 January 2002 | 4,037.6 | 3,760.8 |
| Additions | 6,286.2 | 5,740.0 |
| Disposals and maturities | (6,284.8) | (5,738.5) |
| Premiums net of discounts charged in the year | (14.0) | (13.6) |
| Other movements | (91.8) | (94.6) |
| At 31 December 2002 | 3,933.2 | 3,654.1 |

All debt securities are intended for use on a continuing basis in the operations of the Group and it is for this reason that they are classified as financial fixed assets.

| | Group |
|---|---|
| | £m |
| **15. Investment in the Joint Venture** | |
| At 1 January 2002 | 10.9 |
| Additions | 4.5 |
| Exceptional write-off | (13.8) |
| Goodwill charged in the year | (0.1) |
| At 31 December 2002 | 1.5 |
| Share of post-acquisition reserves | |
| At 1 January 2002 | (3.3) |
| Share of operating loss in the year | (2.5) |
| Share of net exceptional items | 6.4 |
| At 31 December 2002 | 0.6 |
| Net book value at 31 December 2002 | 2.1 |
| Net book value at 31 December 2001 | 7.6 |

The loss from the Joint Venture, shown separately in the Profit and Loss Account, comprises the share of operating losses in the year and goodwill charged.

# Notes to the financial statements

## 15. Investment in the Joint Venture – continued

Details of the Joint Venture held at 31 December 2002 was:

| Joint Venture | Nature of business | Group interest in ordinary shares |
|---|---|---|
| ALLTEL Mortgage Solutions Ltd | Mortgage administration | 25.1% |

The Joint Venture is a private company, registered in England and Wales, and its principal area of operation is the United Kingdom. The Group's investment in ALLTEL Mortgage Solutions Ltd is classified as a joint venture, despite the unequal shareholding, as the shareholder agreement requires both shareholders' consent on major strategic issues.

On 3 January 2003 the Group acquired the remaining 74.9% investment in ALLTEL Mortgage Solutions Ltd which then became a wholly owned subsidiary of the Group.

Included within the Group's share of gross assets of the Joint Venture was goodwill as follows:

| | Group £m |
|---|---|
| **Cost** | |
| At 1 January 2002 and at 31 December 2002 | 1.4 |
| **Amortisation** | |
| At 1 January 2002 | 0.1 |
| Charged in the year | 0.1 |
| Exceptional write-off | 1.2 |
| At 31 December 2002 | 1.4 |
| Net book value at 31 December 2002 | – |
| Net book value at 31 December 2001 | 1.3 |

The goodwill related to the acquisition and set-up costs of 25.1% of the share capital of ALLTEL Mortgage Solutions Ltd on 7 July 2000. This was written-off during the year to exceptional administrative expenses.

| | Company £m |
|---|---|
| **16. Investments** | |
| **(a) Shares in Group undertakings** | |
| At 1 January 2002 and 31 December 2002 | **601.0** |

The principal subsidiary undertakings of Bradford & Bingley plc at 31 December 2002 held directly or indirectly are listed below:

| | Country of registration | Major activity | Class of shares held | Interest |
|---|---|---|---|---|
| **Direct** | | | | |
| Bradford & Bingley Insurance (Isle of Man) Ltd | Isle of Man | Captive insurance company | Ordinary | 100% |
| Bradford & Bingley International Ltd | Isle of Man | Offshore deposit-taking | Ordinary | 100% |
| Bradford & Bingley Investments | England | Holding company | Ordinary | 100% |
| Bradford & Bingley Treasury Services (Ireland) | England | Treasury activities | Ordinary | 100% |
| **Indirect** | | | | |
| Charcol Ltd | England | Financial services | Ordinary | 100% |
| John Charcol Holdings Ltd | England | Holding company | Ordinary | 100% |
| Mortgage Express | England | Residential mortgage lending | Ordinary | 100% |

## 16. Investments – continued

### (a) Shares in Group undertakings – continued

The Company's shareholding in Bradford & Bingley Insurance (Isle of Man) Ltd is in partly paid ordinary shares. The Company has a future liability of £7.75m to pay fully for all shares issued to the balance sheet date.

The above principal subsidiary undertakings all operate in the country of registration with the exception of Bradford & Bingley Treasury Services (Ireland) which operates in the Republic of Ireland. Bradford & Bingley Investments, Bradford & Bingley Treasury Services (Ireland) and Mortgage Express are all unlimited companies.

The results of all subsidiary undertakings have been included in these Financial Statements.

### (b) *Quasi-subsidiaries*

**Advances secured on residential property subject to non-recourse funding**

A quasi-subsidiary of the Group, Aire Valley Finance plc, has a portfolio of residential mortgage assets. The portfolio was funded by the issue of £989m of bonds, serviceable only from the cash flows generated by the mortgage portfolio, together with £36.0m of subordinated finance from the Group. At 31 December 2002, bonds including accrued interest and the aforementioned subordinated finance to the value of £45.3m were held by the Group.

A second quasi-subsidiary of the Group, Aire Valley Trustees (No. 2) Ltd, also has a portfolio of residential mortgage assets. The beneficial interest in this portfolio was subsequently transferred to a third quasi-subsidiary of the Group, Aire Valley Finance (No. 2) plc. Aire Valley Finance (No. 2) plc was funded by the issue of £1bn of bonds, serviceable only from the cash flows generated by the mortgage portfolio, together with £22.9m of subordinated finance from the Group. At 31 December 2002 the subordinated finance from the Group, including accrued interest, was £23.1m.

Aire Valley Trustees (No. 2) Ltd has entered into interest rate swaps ('swaps') with Bradford & Bingley plc as the swap counterparty to manage the interest rate basis risk payable on the loan notes issued by Aire Valley Finance (No. 2) plc. Mortgage income received by Aire Valley Trustees (No. 2) Ltd from the securitised mortgage portfolio is passed to Bradford & Bingley plc which then pays a floating rate of interest to Aire Valley Trustees (No. 2) Ltd to enable payment of interest on the loan notes. There are two swaps, a fixed rate swap with a capped notional volume of £600m and maximum term of ten years, and a floating rate swap with a capped notional volume of £650m and a maximum term of two years.

The Group is not obliged to support any losses in respect of these mortgages, other than to the extent of its subordinated funding, nor does it intend to do so. This is clearly stated in the agreements with the bond holders.

The controlling interests of Aire Valley Finance plc, Aire Valley Finance (No. 2) plc and Aire Valley Trustees (No. 2) Ltd are held by a discretionary trustee. The Group receives an administration fee for servicing the mortgage portfolios of both Aire Valley Finance plc and Aire Valley Finance (No.2) plc, together with any residual income arising after the claims of the bond holders are met.

The detailed Profit and Loss Accounts and Balance Sheet linked presentation of the quasi-subsidiaries included in the Group consolidation are:

| | Aire Valley Finance plc | | Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc | |
|---|---|---|---|---|
| **Profit and Loss Account** | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| Interest receivable and similar income | **25.5** | 37.6 | **54.0** | 65.5 |
| Interest payable | **(18.1)** | (29.4) | **(46.3)** | (57.7) |
| Net interest income | **7.4** | 8.2 | **7.7** | 7.8 |
| Administrative expenses | **(0.6)** | (0.6) | **(1.8)** | (1.5) |
| Provisions for bad and doubtful debts | **0.5** | (0.1) | **(5.0)** | (4.6) |
| Profit on ordinary activities before taxation | **7.3** | 7.5 | **0.9** | 1.7 |
| Taxation on profit on ordinary activities | **(1.8)** | (2.3) | **–** | – |
| Dividends | **(5.5)** | (5.2) | **–** | – |
| | **–** | – | **0.9** | 1.7 |

# Notes to the financial statements

## 16. Investments – continued
### (b) Quasi-subsidiaries – continued

| Balance Sheet linked presentation | Aire Valley Finance plc 2002 | Aire Valley Finance plc 2001 | Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc 2002 | Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc 2001 |
|---|---|---|---|---|
| | **£m** | £m | **£m** | £m |
| Loans and advances to customers subject to non-recourse funding (net of provisions) | **344.4** | 439.4 | **859.6** | 943.3 |
| Less: non-recourse funding | **(318.2)** | (413.7) | **(861.9)** | (942.7) |
| | **26.2** | 25.7 | **(2.3)** | 0.6 |

| | Group |
|---|---|
| | **£m** |
| **17. Intangible fixed assets – goodwill** | |
| **Cost** | |
| At 1 January 2002 and at 31 December 2002 | **144.9** |
| **Amortisation** | |
| At 1 January 2002 | **25.5** |
| Charge for the year | **9.4** |
| At 31 December 2002 | **34.9** |
| Net book value at 31 December 2002 | **110.0** |
| Net book value at 31 December 2001 | 119.4 |

The goodwill arising on the purchase of BBG Estate Agencies Ltd and John Charcol Holdings Ltd is being amortised over a period of 10 and 20 years respectively, based upon an assessment of their estimated economic lives made by the Directors.

| | Land and buildings | Equipment, fixtures and vehicles | Total |
|---|---|---|---|
| | £m | £m | £m |
| **18. Tangible fixed assets** | | | |
| **Group** | | | |
| **Cost** | | | |
| At 1 January 2002 | 145.9 | 203.9 | 349.8 |
| Additions | 2.4 | 8.9 | 11.3 |
| Leased asset additions | – | 20.2 | 20.2 |
| Disposals | (21.4) | (14.9) | (36.3) |
| At 31 December 2002 | 126.9 | 218.1 | 345.0 |
| **Depreciation** | | | |
| At 1 January 2002 | 41.1 | 158.3 | 199.4 |
| Charge for the year | 2.7 | 16.6 | 19.3 |
| Disposals | (5.1) | (12.5) | (17.6) |
| At 31 December 2002 | 38.7 | 162.4 | 201.1 |
| Net book value at 31 December 2002 | 88.2 | 55.7 | 143.9 |
| Net book value at 31 December 2001 | 104.8 | 45.6 | 150.4 |

Sale proceeds from asset disposals were £17.6m (2001: £4.5m) resulting in a loss on sale of £1.1m (2001: £1.3m) which has been charged in the Profit and Loss Account to depreciation and amortisation.

| | Land and buildings | Equipment, fixtures and vehicles | Total |
|---|---|---|---|
| | £m | £m | £m |
| **Company** | | | |
| **Cost** | | | |
| At 1 January 2002 | 138.6 | 182.9 | 321.5 |
| Transfers from subsidiary companies | 1.8 | 13.4 | 15.2 |
| Additions | 2.4 | 8.8 | 11.2 |
| Disposals | (21.4) | (14.6) | (36.0) |
| At 31 December 2002 | 121.4 | 190.5 | 311.9 |
| **Depreciation** | | | |
| At 1 January 2002 | 40.4 | 144.0 | 184.4 |
| Transfers from subsidiary companies | 0.6 | 7.9 | 8.5 |
| Charge for the year | 2.5 | 16.0 | 18.5 |
| Disposals | (5.1) | (12.3) | (17.4) |
| At 31 December 2002 | 38.4 | 155.6 | 194.0 |
| Net book value at 31 December 2002 | 83.0 | 34.9 | 117.9 |
| Net book value at 31 December 2001 | 98.2 | 38.9 | 137.1 |

# Notes to the financial statements

| | Group 2002 | Group 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **18. Tangible fixed assets – continued** | | | | |
| The net book value of land and buildings comprises: | | | | |
| Freehold | **77.1** | 94.2 | **72.4** | 89.5 |
| Long leasehold (50 or more years unexpired) | **6.4** | 6.9 | **5.9** | 6.3 |
| Short leasehold (less than 50 years unexpired) | **4.7** | 3.7 | **4.7** | 2.4 |
| | **88.2** | 104.8 | **83.0** | 98.2 |
| Net book value of property occupied for own activities | **82.7** | 88.9 | **77.5** | 82.3 |

The Group's policy is to value approximately one third of land and buildings each year, although no adjustment is made to the asset values as shown in the Balance Sheets. On the basis of the latest valuation in each case, the total market value at 31 December 2002 was £105.7m compared with a net book value of £88.2m.

The value attributed has been arrived at by the Directors on an open market valuation, with the exception of the Group's principal administration centres at Crossflatts and Bingley. These properties are regarded as specialised properties which have a long term benefit to the Group and are valued on the basis of depreciated replacement cost. These valuations have been carried out by members of the Royal Institution of Chartered Surveyors.

| | Group 2002 | Group 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **19. Other assets** | | | | |
| Premiums on mortgage books | **15.7** | 15.8 | – | – |
| Deferred taxation | **22.1** | 17.0 | **10.1** | 11.4 |
| Mortgage Insurance Guarantee premiums | – | – | **8.1** | 11.3 |
| Debt securities in issue awaiting settlement | **31.0** | – | **31.0** | – |
| Other | **17.3** | 22.0 | **17.3** | 16.5 |
| | **86.1** | 54.8 | **66.5** | 39.2 |
| Included within the above is: | | | | |
| Deferred taxation: | | | | |
| At 1 January | **17.0** | 13.9 | **11.4** | 12.2 |
| Movement during the year | **1.6** | 1.0 | **(1.5)** | (0.8) |
| Prior years | **3.5** | 2.1 | **0.2** | – |
| At 31 December | **22.1** | 17.0 | **10.1** | 11.4 |
| The amounts recognised for deferred taxation represent the future recovery of the 2002 liability to corporation taxation in respect of: | | | | |
| Shortfall of capital allowances to depreciation | **4.2** | 2.4 | **4.5** | 2.4 |
| General provision for bad and doubtful debts | **16.3** | 6.4 | **1.6** | 0.8 |
| Other timing differences | **1.6** | 8.2 | **4.0** | 8.2 |
| | **22.1** | 17.0 | **10.1** | 11.4 |
| The amounts not provided for deferred taxation are: | | | | |
| Deferred capital gains | – | (1.6) | – | (1.6) |

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **20. Prepayments and accrued income** | | | | |
| Due from subsidiary undertakings | **–** | – | **15.9** | 8.0 |
| Derivative financial instruments | **48.1** | 40.3 | **48.1** | 40.3 |
| Pension prepayment | **39.0** | – | **39.0** | – |
| Mortgage incentives | **9.5** | 1.1 | **4.4** | 1.1 |
| Other | **68.7** | 78.4 | **52.4** | 56.1 |
| | **165.3** | 119.8 | **159.8** | 105.5 |
| The movement in mortgage incentives is as follows: | | | | |
| At 1 January | **(15.8)** | (22.8) | **(12.5)** | (21.1) |
| Cost of incentives | **6.7** | (7.3) | **1.6** | (2.1) |
| Amortisation of incentives | **11.5** | 14.3 | **10.0** | 10.7 |
| At 31 December | **2.4** | (15.8) | **(0.9)** | (12.5) |

The table above includes mortgage incentives both from prepayments and accrued income and other liabilities.

The effect of the change in the period over which mortgage incentives are amortised is to increase the 2002 reported figure of other interest receivable and similar income by £19.2m relative to the figure that would have been reported on the previous basis.

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **21. Deposits by banks** | | | | |
| Repayable: | | | | |
| On demand | **101.9** | 133.1 | **49.9** | 56.9 |
| In not more than three months | **387.6** | 247.6 | **319.1** | 216.9 |
| In more than three months but not more than one year | **–** | 4.2 | **–** | 0.3 |
| In more than one year but not more than five years | **–** | 50.5 | **–** | 50.5 |
| | **489.5** | 435.4 | **369.0** | 324.6 |
| Included above are the following amounts which relate to items in the course of transmission to other banks | **23.7** | 49.2 | **21.2** | 48.4 |

# Notes to the financial statements

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **22. Customer accounts** | | | | |
| Amounts due to subsidiary undertakings | **–** | – | **2,497.1** | 2,320.8 |
| Other | **16,614.9** | 16,104.5 | **14,678.2** | 14,279.8 |
| | **16,614.9** | 16,104.5 | **17,175.3** | 16,600.6 |
| Repayable: | | | | |
| On demand | **11,659.4** | 11,552.6 | **13,215.7** | 13,158.3 |
| In not more than three months | **2,714.0** | 2,912.8 | **1,718.1** | 1,895.5 |
| In more than three months but not more than one year | **720.9** | 762.6 | **720.9** | 670.3 |
| In more than one year but not more than five years | **1,520.6** | 876.5 | **1,520.6** | 876.5 |
| | **16,614.9** | 16,104.5 | **17,175.3** | 16,600.6 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **23. Debt securities in issue** | | | | |
| Bonds and medium term notes | **4,264.9** | 3,575.8 | **4,264.9** | 3,575.8 |
| Other debt securities in issue | **1,503.1** | 1,186.0 | **1,503.1** | 1,172.2 |
| | **5,768.0** | 4,761.8 | **5,768.0** | 4,748.0 |
| Bonds and medium term notes repayable: | | | | |
| In not more than one year | **553.6** | 672.1 | **553.6** | 672.1 |
| In more than one year but not more than two years | **1,037.8** | 553.4 | **1,037.8** | 553.4 |
| In more than two years but not more than five years | **2,413.9** | 1,621.0 | **2,413.9** | 1,621.0 |
| In more than five years | **259.6** | 729.3 | **259.6** | 729.3 |
| | **4,264.9** | 3,575.8 | **4,264.9** | 3,575.8 |
| Other debt securities in issue repayable: | | | | |
| In not more than three months | **1,444.3** | 1,125.3 | **1,444.3** | 1,111.5 |
| In more than three months but not more than one year | **56.7** | 58.7 | **56.7** | 58.7 |
| In more than one year but not more than two years | **2.1** | 2.0 | **2.1** | 2.0 |
| | **1,503.1** | 1,186.0 | **1,503.1** | 1,172.2 |
| Unamortised discounts | **13.0** | 5.2 | **13.0** | 5.2 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **24. Other liabilities** | | | | |
| Income tax | **31.8** | 38.6 | **31.8** | 38.5 |
| Corporation tax | **113.1** | 99.1 | **92.4** | 118.3 |
| Dividends payable | **63.9** | 58.9 | **63.9** | 58.9 |
| Mortgage incentives | **7.1** | 16.9 | **5.3** | 13.6 |
| Other creditors | **51.8** | 65.0 | **50.6** | 39.9 |
| Pension liabilities | **4.9** | 17.5 | **4.9** | 17.5 |
| | **272.6** | 296.0 | **248.9** | 286.7 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **25. Accruals and deferred income** | | | | |
| Accrued interest on subordinated liabilities | **17.9** | 21.8 | **23.7** | 21.8 |
| Derivative financial instruments | **29.2** | 20.0 | **29.2** | 20.0 |
| Other | **84.0** | 59.6 | **60.1** | 44.3 |
| | **131.1** | 101.4 | **113.0** | 86.1 |

# Notes to the financial statements

| | Empty leasehold premises | Exceptional costs | Pension review | Total |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **26. Provisions for liabilities and charges** | | | | |
| **Group** | | | | |
| At 1 January 2002 | **9.8** | **14.4** | **16.7** | **40.9** |
| Charged in the year | **1.0** | **18.6** | **–** | **19.6** |
| Released on sale of Wellington Real Estate Ltd | **(7.4)** | **–** | **–** | **(7.4)** |
| Utilised in the year | **(0.8)** | **(17.2)** | **(12.5)** | **(30.5)** |
| At 31 December 2002 | **2.6** | **15.8** | **4.2** | **22.6** |
| **Company** | | | | |
| At 1 January 2002 | **9.8** | **12.6** | **16.4** | **38.8** |
| Charged in the year | **1.0** | **18.6** | **–** | **19.6** |
| Transferred to Wellington Real Estate Ltd | **(7.4)** | **–** | **–** | **(7.4)** |
| Utilised in the year | **(0.8)** | **(15.4)** | **(12.4)** | **(28.6)** |
| At 31 December 2002 | **2.6** | **15.8** | **4.0** | **22.4** |

The empty leasehold premises provision relates to properties which are no longer used for trading. The exceptional costs provision at 31 December 2002 relates to re-organisation costs associated with a programme to reduce future operating costs and disengagement from the ALLTEL Mortgage Solutions Ltd Joint Venture. These costs are expected to be expensed over the next 12 months. The pension review provision has been established to cover compensation payable in connection with phases one and two of the pension review and also a review of free standing additional voluntary contributions.

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | £m | £m | £m | £m |
| **27. Subordinated liabilities** | | | | |
| Dated: | | | | |
| Step-up sterling subordinated notes due 2007 | **–** | 100.0 | **–** | 100.0 |
| Sterling subordinated notes due 2010 | **125.0** | 125.0 | **125.0** | 125.0 |
| Step-up sterling subordinated notes due 2011 | **125.0** | 125.0 | **125.0** | 125.0 |
| Sterling fixed rate step-up subordinated notes due 2022 | **200.0** | – | **200.0** | – |
| Sterling subordinated notes due 2023 | **125.0** | 125.0 | **125.0** | 125.0 |
| Sterling perpetual subordinated notes due 2032 | **–** | – | **150.0** | – |
| | **575.0** | 475.0 | **725.0** | 475.0 |
| Less: unamortised issue costs | **(2.7)** | – | **(4.2)** | – |
| | **572.3** | 475.0 | **720.8** | 475.0 |
| Undated: | | | | |
| 13% Perpetual Subordinated Bonds (sterling) | **55.0** | 55.0 | **55.0** | 55.0 |
| 11.625% Perpetual Subordinated Bonds (sterling) | **50.0** | 50.0 | **50.0** | 50.0 |
| | **677.3** | 580.0 | **825.8** | 580.0 |

On 7 June 2002, with the prior consent of the Financial Services Authority, the Company redeemed the step-up sterling subordinated notes due 2007 at par. The sterling subordinated notes due 2010 pay interest at a rate of 7.625% per annum until their maturity. The step-up sterling subordinated notes due 2011 pay interest at a rate of 8.375% per annum until 26 December 2006 when the Company may either redeem them (with the prior consent of the Financial Services Authority) or pay a rate of interest fixed at 1.85% above the relevant five year gilt. The sterling fixed rate step-up subordinated notes due 2022 pay interest at a rate of 5.75% per annum until December 2017 when the Company may either redeem them, as above, or pay a rate of interest of 2% above the relevant five year gilt. The sterling subordinated notes due 2023 pay interest at a rate of 6.625% until their maturity in 2023. The rights of repayment of the holders of subordinated debt, including Perpetual Subordinated Bonds, are subordinated to the claims of all depositors and creditors as regards the principal and interest thereon. Interest on both issues of Perpetual Subordinated Bonds, which have no maturity date, is payable half-yearly in arrears. None of the subordinated liabilities can be repaid at the borrower's option. Interest incurred with respect to subordinated liabilities was £45.3m (2001:£49.2m).

On 29 May 2002 the Company issued £150m of perpetual subordinated notes to Bradford & Bingley Capital Funding L.P. (£148.5m net of expenses), a Jersey based Limited Partnership. These securities pay interest at a rate of 6.462% and are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter.

| | Group and Company 2002 Shares (millions) | 2002 £m |
|---|---|---|
| **28. Called up share capital** | | |
| Ordinary shares of 25p each | | |
| Authorised at 1 January and 31 December 2002 | **882.0** | **220.5** |
| Alloted, called up and fully paid: | | |
| At 1 January | **682.0** | **170.5** |
| Repurchase of own shares | **(28.2)** | **(7.0)** |
| At 31 December | **653.8** | **163.5** |

The Company was formed and shares issued in accordance with the Building Societies Act 1986. Under these statutory provisions the former Bradford & Bingley Building Society subscribed for 682m ordinary shares of 25p each in the Company. The former Society distributed these shares on conversion in December 2000. The issued share capital has reduced as a result of a share buy-back programme, approved by shareholders at the Annual General Meetings in 2001 and 2002, which commenced in February 2002. During 2002, 28.2m shares were purchased for cancellation at a cost of £88.2m (excluding commissions and stamp duty).

The Group and Company holds on their Balance Sheet own shares of £20.8m (2001: £11.3m) which represent shares held by share trusts for the purpose of executive and employee share awards/savings schemes. Own shares are carried at cost less any provision for a permanent diminution in value.

**Bradford & Bingley Profit Sharing Scheme**

At conversion, qualifying employees received an allocation of 250 shares each and had the opportunity to hold these shares in the Bradford & Bingley Profit Sharing Scheme. This scheme operates a trust fund, known as the Bradford & Bingley Share Ownership Trust, which is under the control of independent trustees, Computershare Trustees Limited. By leaving the shares in the Bradford & Bingley Share Ownership Trust for three years employees will not have to pay income tax and national insurance contributions on receipt of those shares.

In March 2001 and March 2002, employees entitled to the Group bonus could elect to receive shares under the rules of the Bradford & Bingley Profit Sharing Scheme. These shares are also held in the Bradford & Bingley Share Ownership Trust.

At 31 December 2002 the trustees of the Bradford & Bingley Share Ownership Trust held 2,422,919 shares (2001: 1,665,933) on behalf of 4,607 employees (2001: 4,208).

**Bradford & Bingley Employees' Share Trust**

On 3 October 2000 the Company established an offshore employee share trust, the Bradford & Bingley Employees' Share Trust, for the purpose of receiving monies and acquiring shares to be used in conjunction with any employee share schemes established by the Company. At 31 December 2002 the trustee of this trust, Mourant & Co. Trustees Limited, held 4,265,769 (2001: 2,165,308) shares to satisfy share awards and options which have been made or are to be made in accordance with the rules of the employee share schemes established by the Company. The market value of shares held at 31 December 2002 was £12,370,730 (2001: £6,171,128). During 2002 the Company provided £7.4m (2001: £1.2m) for share purchases. This trust currently holds shares relating to the Long Term Incentive Plan, Executive Share Option Scheme, Performance Share Plan and the Employees' Restricted Share Bonus Plan which are detailed below.

**Long Term Incentive Plan**

Under the rules of the 1998 Long Term Incentive Plan it was possible for the participants to elect to take share options rather than the cash entitlements. Awards were made under this plan on 12 December 2000 and 50 participants elected to take options over 353,744 shares exercisable at the same time as the cash payments (40% immediately and two further equal tranches on the first and second anniversaries). The options over shares remain exercisable during the first five years following the award date. At year end, 149,218 (2001: 278,893) shares remained under option.

**Executive Share Option Scheme**

Grants of approved and unapproved share options were made under the rules of the Bradford & Bingley 2000 Share Option Scheme as detailed below. The shares are exercisable subject to the achievement of a performance target linked to an increase in the Company's earnings per share. The options over shares are exercisable over the period of three to ten years after the date of the grant.

| | Option price (pence) | Options outstanding 2002 Shares | 2001 Shares |
|---|---|---|---|
| **Date of grant** | | | |
| 6 March 2001 | 291.83 | **1,202,751** | 1,336,422 |
| 6 September 2001 | 311.67 | **106,758** | 106,758 |
| 6 March 2002 | 315.58 | **1,114,588** | – |
| 28 August 2002 | 329.75 | **83,682** | – |

# Notes to the financial statements

### Performance Share Plan

Shares were awarded under the rules of the Bradford & Bingley 2000 Performance Share Plan as detailed below. The shares will be released to the individuals after the end of the performance period subject to the achievement of a performance criterion which measures the performance of the Company against a peer group of companies.

| | | Awards outstanding | |
|---|---|---|---|
| | | **2002** | 2001 |
| | Original award price (pence) | **Shares** | Shares |
| **Date of award** | | | |
| 6 March 2001 | 291.83 | **609,170** | 684,574 |
| 6 September 2001 | 311.67 | **19,251** | 19,251 |
| 2 October 2001 | 287.00 | **62,717** | 62,717 |
| 6 March 2002 | 315.58 | **495,329** | – |
| 3 May 2002 | 332.00 | **649,696** | – |
| 28 August 2002 | 329.75 | **25,806** | – |

### Sharesave Scheme

The Company operates an Inland Revenue approved, all employee Save As You Earn share option scheme, the Bradford & Bingley 2000 Sharesave Scheme. Grants of share options under this scheme were made in 2001 and 2002 (details are shown below). The option prices represent a 20% discount to the market price on the date of the grant. There were 3,406 three year and 1,065 five year savings contracts in place at the end of 2002. A further invitation to participate in the scheme will be issued in February 2003.

| | | Options outstanding | |
|---|---|---|---|
| | | **2002** | 2001 |
| | Option price (pence) | **Shares** | Shares |
| **Date of grant** | | | |
| 2 January 2001 (3 year period) | 200.00 | **3,337,246** | 4,177,592 |
| 2 January 2001 (5 year period) | 200.00 | **2,673,828** | 3,121,981 |
| 22 March 2002 (3 year period) | 252.67 | **1,169,610** | – |
| 22 March 2002 (5 year period) | 252.67 | **589,630** | – |

On 8 December 2000 the Bradford & Bingley Qualifying Employee Share Ownership Trust was established to acquire shares for employees, including Directors, to satisfy options exercised under the Sharesave Scheme. During 2002 the Trust acquired 1,290,687 shares. The Company provided £4.1m (2001: £1.6m) for this purpose. At 31 December 2002 the Trust held a total of 3,855,268 shares (2001: 2,789,414) to satisfy options which are expected to be exercised under the Sharesave Scheme.

At 31 December 2002 the market price of Bradford & Bingley shares was 290p.

### Employees' Restricted Share Bonus Plan

In April 2002 the Employees' Restricted Share Bonus Plan was established to allocate shares to employees following the achievement of specified performance measures. The shares will be released to the individuals in tranches annually in the three years following the allocation subject to them remaining employed by the Company on the anniversary dates.

| | | Allocations outstanding | |
|---|---|---|---|
| | | **2002** | 2001 |
| | Original allocation price (pence) | **Shares** | Shares |
| **Date of allocation** | | | |
| 14 May 2002 | 332.00 | **61,000** | – |

| | Group 2002 | Group 2001 |
|---|---|---|
| | £m | £m |
| **29. Minority interests (non-equity)** | | |
| Perpetual preferred securities | 150.0 | – |
| Less: unamortised issue costs | (1.5) | – |
| At 31 December | 148.5 | – |

On 29 May 2002 £150m, 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A were issued through Bradford & Bingley Capital Funding L.P. (£148.5m net of expenses), a Jersey based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant five year benchmark 'gilt rate' plus a margin of 2.30% per annum.

The Group is not obliged and will not make any payments to the holders of the preferred securities other than those to which the holders of these securities are entitled to under the terms of the preferred securities.

| | Group 2002 | Company 2002 |
|---|---|---|
| | £m | £m |
| **30. Reserves** | | |
| Profit and Loss Account | | |
| At 1 January | 1,100.9 | 1,037.9 |
| Retained profit for the year | 75.2 | 65.9 |
| Repurchase of own shares | (88.7) | (88.7) |
| At 31 December | 1,087.4 | 1,015.1 |
| Share premium account | | |
| At 1 January and at 31 December | 3.9 | 3.9 |
| Capital redemption reserve | | |
| At 1 January | – | – |
| Repurchase of own shares | 7.0 | 7.0 |
| At 31 December | 7.0 | 7.0 |

## 31. Derivatives and other financial instruments

### (a) Financial instruments and risk management

The Group's core business is to provide its customers with financial products appropriate to their needs, from mortgages and savings accounts to long-term investment products and insurance products. The Group uses wholesale financial instruments to invest in liquid assets and to raise funds from wholesale money markets in support of its retail savings and mortgage operations. These instruments also allow it to manage the risks arising from these business activities.

The Group has a well established formal structure for managing risks which includes formal risk policies, risk limits, reporting structures, mandates and control procedures. The Group's approach to risk management and control is set out within the Financial Review on pages 22 and 23. The Board delegates the management of all aspects of market and liquidity risk to the Asset and Liability Management Committee (ALCO).
Financial instruments used by the Group for risk management purposes include off-balance sheet or derivative instruments. Such instruments are only used to limit the extent to which the Group will be affected by changes in interest rates and exchange rates. As part of its responsibilities, ALCO approves the use of specified off-balance sheet instruments within approved limits and business activities.

# Notes to the financial statements

### 31. Derivatives and other financial instruments – continued

### (a) Financial instruments and risk management – continued

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts. The principal off-balance sheet instruments used by the Group in managing its balance sheet risk exposures are interest rate swaps, interest rate options, cross currency interest rate swaps and foreign exchange contracts. These are used to protect the Group from exposures arising principally from fixed and capped rate mortgage lending, fixed rate savings products, deposit funding and investment activities. The duration of off-balance sheet contracts is generally short to medium-term and their maturity profile reflects the nature of exposures arising from underlying business activities.

At the year-end the Group had no material exposure to foreign exchange fluctuations or changes in foreign currency interest rates.

### (b) Interest rate risk

The following tables analyse the repricing periods of Group assets and liabilities at 31 December 2002 and 31 December 2001 respectively:

| | Group interest rate sensitivity gap 2002 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Not more than three months | More than three months but not more than six months | More than six months but not more than one year | More than one year but not more than five years | More than five years | Non-interest bearing | Total |
| | £m | £m | £m | £m | £m | £m | £m |
| **Assets** | | | | | | | |
| Cash and balances at central banks | – | – | – | – | – | 45.0 | 45.0 |
| Treasury bills and other eligible bills | 178.6 | 18.4 | – | – | – | – | 197.0 |
| Loans and advances to banks | 1,356.7 | – | – | – | – | – | 1,356.7 |
| Loans and advances to customers | 14,009.3 | 332.7 | 902.8 | 2,967.2 | 1,114.2 | – | 19,326.2 |
| Debt securities | 2,494.1 | 272.3 | 276.6 | 304.0 | 586.2 | – | 3,933.2 |
| Other assets | – | – | – | – | – | 528.2 | 528.2 |
| Total assets | 18,038.7 | 623.4 | 1,179.4 | 3,271.2 | 1,700.4 | 573.2 | 25,386.3 |
| **Liabilities** | | | | | | | |
| Deposits by banks | 402.1 | 46.2 | 34.2 | 7.0 | – | – | 489.5 |
| Customer accounts | 14,451.8 | 261.2 | 487.5 | 1,414.4 | – | – | 16,614.9 |
| Debt securities in issue | 5,344.2 | 40.8 | 17.7 | 113.0 | 252.3 | – | 5,768.0 |
| Other liabilities | – | – | – | – | – | 426.3 | 426.3 |
| Subordinated liabilities | – | – | – | 125.0 | 552.3 | – | 677.3 |
| Shareholders' funds | – | – | – | – | – | 1,261.8 | 1,261.8 |
| Minority interest | – | – | – | – | 148.5 | – | 148.5 |
| Total liabilities | 20,198.1 | 348.2 | 539.4 | 1,659.4 | 953.1 | 1,688.1 | 25,386.3 |
| Off-balance sheet items | 1,485.0 | (429.2) | (147.9) | (335.4) | (572.5) | – | – |
| Interest rate sensitivity gap | (674.4) | (154.0) | 492.1 | 1,276.4 | 174.8 | (1,114.9) | – |
| Cumulative gap | (674.4) | (828.4) | (336.3) | 940.1 | 1,114.9 | – | – |

A positive interest rate sensitivity gap exists when more assets than liabilities re-price during a given period. Although net interest income tends to benefit from a positive gap when interest rates are rising (and a negative gap when rates are falling), the actual effect will depend upon a number of factors, including the extent to which repayments are made earlier or later than the next reset or maturity date.

## 31. Derivatives and other financial instruments – continued

### (b) Interest rate risk – continued

| | Group interest rate sensitivity gap 2001 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Not more than three months | More than three months but not more than six months | More than six months but not more than one year | More than one year but not more than five years | More than five years | Non-interest bearing | Total |
| | £m | £m | £m | £m | £m | £m | £m |
| **Assets** | | | | | | | |
| Cash and balances at central banks | – | – | – | – | – | 39.9 | 39.9 |
| Treasury bills and other eligible bills | 35.5 | 3.0 | – | – | – | – | 38.5 |
| Loans and advances to banks | 1,625.0 | 10.2 | – | – | – | – | 1,635.2 |
| Loans and advances to customers | 12,832.9 | 179.9 | 588.7 | 2,795.2 | 984.1 | – | 17,380.8 |
| Debt securities | 2,831.4 | 357.8 | 284.0 | 373.4 | 191.0 | – | 4,037.6 |
| Other assets | – | – | – | – | – | 463.3 | 463.3 |
| Total assets | 17,324.8 | 550.9 | 872.7 | 3,168.6 | 1,175.1 | 503.2 | 23,595.3 |
| **Liabilities** | | | | | | | |
| Deposits by banks | 435.1 | 0.1 | 0.2 | – | – | – | 435.4 |
| Customer accounts | 14,380.2 | 150.6 | 554.8 | 1,018.9 | – | – | 16,104.5 |
| Debt securities in issue | 4,567.8 | 73.3 | 5.0 | 115.7 | – | – | 4,761.8 |
| Other liabilities | – | – | – | – | – | 438.3 | 438.3 |
| Subordinated liabilities | – | 100.0 | – | 125.0 | 355.0 | – | 580.0 |
| Shareholders' funds | – | – | – | – | – | 1,275.3 | 1,275.3 |
| Total liabilities | 19,383.1 | 324.0 | 560.0 | 1,259.6 | 355.0 | 1,713.6 | 23,595.3 |
| Off-balance sheet items | 2,623.5 | (26.5) | (149.3) | (1,711.2) | (736.5) | – | – |
| Interest rate sensitivity gap | 565.2 | 200.4 | 163.4 | 197.8 | 83.6 | (1,210.4) | – |
| Cumulative gap | 565.2 | 765.6 | 929.0 | 1,126.8 | 1,210.4 | – | – |

# Notes to the financial statements

## 31. Derivatives and other financial instruments – continued

### (c) Fair values of financial assets and financial liabilities

Set out below is a comparison of carrying values and fair values of certain of the Group's financial assets and financial liabilities at 31 December 2002. The Group does not undertake transactions for trading or speculative purposes. The table excludes certain financial assets and financial liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. It therefore excludes items such as mortgages, customer accounts and deposits with banks.

| | | 2002 | | 2001 | |
|---|---|---|---|---|---|
| | | Book value | Fair value | Book value | Fair value |
| | | £m | £m | £m | £m |
| **Financial assets** | | | | | |
| Treasury bills and other eligible bills | | **197.0** | **197.1** | 38.5 | 38.5 |
| Debt securities | | **3,933.2** | **3,961.4** | 4,037.6 | 4,029.4 |
| **Financial liabilities** | | | | | |
| Debt securities in issue | | **5,768.0** | **5,743.9** | 4,761.8 | 4,757.5 |
| Subordinated liabilities | | **722.6** | **821.9** | 601.8 | 700.1 |
| Non-recourse funding | | **1,180.1** | **1,177.6** | 1,356.4 | 1,353.2 |
| Minority interest (non-equity) | | **148.5** | **158.2** | – | – |
| **Non-trading derivatives** | | | | | |
| Exchange rate contracts | - positive fair values | **(0.5)** | **35.4** | – | 104.2 |
| | - negative fair values | **(0.9)** | **(15.7)** | (1.5) | (11.1) |
| Interest rate contracts: | | | | | |
| Caps, collars and floors | - positive fair values | **2.2** | **2.9** | 2.4 | 9.4 |
| | - negative fair values | **(0.2)** | **(3.8)** | (0.4) | (0.8) |
| Swaps | - positive fair values | **48.1** | **130.1** | 44.9 | 88.5 |
| | - negative fair values | **(29.8)** | **(209.3)** | (23.8) | (125.4) |
| Futures | - positive fair values | **–** | **0.6** | – | – |
| | - negative fair values | **–** | **–** | – | – |

The above figures include accrued interest.

Where a market exists, market values have been used to determine the fair value of debt securities issued and held. Where no market exists, discounted cash flow techniques have been used to determine the fair value using market interest rates for the relevant assets. The fair values of off-balance sheet financial instruments have been determined using market interest rates in discounted cash flow techniques. Fair values of interest rate caps and collars have been calculated using option-pricing models.

**31. Derivatives and other financial instruments – continued**

**(c) Fair values of financial assets and financial liabilities – continued**

The fair values of off-balance sheet financial instruments used as hedges are recognised when the exposure that is being hedged is recognised. The table below shows how these fair values have been, or are expected to be, recognised in the Profit and Loss Account.

| | Amounts not recognised in the Balance Sheet | | |
|---|---|---|---|
| | Gains | Losses | Net |
| | £m | £m | £m |
| **2002** | | | |
| Unrecognised gains and losses on hedges at 1 January 2002 | **158.1** | **(114.9)** | **43.2** |
| Less: gains and losses arising in previous years that were recognised in 2002 | **(5.2)** | **77.5** | **72.3** |
| Gains and losses arising before 1 January 2002 that were not recognised in 2002 | **152.9** | **(37.4)** | **115.5** |
| Gains and losses arising in 2002 that were not recognised in 2002 | **(33.7)** | **(160.5)** | **(194.2)** |
| Unrecognised gains and losses on hedges at 31 December 2002 | **119.2** | **(197.9)** | **(78.7)** |
| Of which: | | | |
| Gains and losses expected to be recognised in 2003 | **35.7** | **(41.6)** | **(5.9)** |
| Gains and losses expected to be recognised in 2004 or later | **83.5** | **(156.3)** | **(72.8)** |
| **2001** | | | |
| Unrecognised gains and losses on hedges at 1 January 2001 | 126.8 | (106.2) | 20.6 |
| Less: gains and losses arising in previous years that were recognised in 2001 | (35.4) | 25.8 | (9.6) |
| Gains and losses arising before 1 January 2001 that were not recognised in 2001 | 91.4 | (80.4) | 11.0 |
| Gains and losses arising in 2001 that were not recognised in 2001 | 66.7 | (34.5) | 32.2 |
| Unrecognised gains and losses on hedges at 31 December 2001 | 158.1 | (114.9) | 43.2 |
| Of which: | | | |
| Gains and losses expected to be recognised in 2002 | 1.9 | (64.9) | (63.0) |
| Gains and losses expected to be recognised in 2003 or later | 156.2 | (50.0) | 106.2 |

Deferred balances relating to settled derivatives and other financial transaction provisions, used as hedges, will be released to the Profit and Loss Account in the same periods as the income and expenditure flows from the underlying hedged transactions. The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses therefore do not represent absolute gains and losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

# Notes to the financial statements

## 31. Derivatives and other financial instruments – continued

### (d) Interest and exchange rate instruments

Set out below is the residual maturity analysis of the underlying principal amounts of 'over the counter' (OTC) and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes:

| | One year or less | Over one year but no more than five years | Over five years | Total |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **2002** | | | | |
| Caps, collars and floors | **1,293.3** | **843.0** | **–** | **2,136.3** |
| Interest rate swaps | **1,382.5** | **4,520.2** | **2,342.9** | **8,245.6** |
| Interest rate derivatives | **2,675.8** | **5,363.2** | **2,342.9** | **10,381.9** |
| Foreign exchange derivatives | **230.5** | **1,266.2** | **–** | **1,496.7** |
| At 31 December 2002 | **2,906.3** | **6,629.4** | **2,342.9** | **11,878.6** |
| **2001** | | | | |
| Caps, collars and floors | 597.8 | 1,322.0 | 5.0 | 1,924.8 |
| Interest rate swaps | 994.1 | 2,437.1 | 1,145.3 | 4,576.5 |
| Interest rate derivatives | 1,591.9 | 3,759.1 | 1,150.3 | 6,501.3 |
| Foreign exchange derivatives | 369.3 | 607.8 | 11.6 | 988.7 |
| At 31 December 2001 | 1,961.2 | 4,366.9 | 1,161.9 | 7,490.0 |

Set out below is the residual maturity analysis of the net replacement cost of OTC and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes:

| | | | | |
|---|---|---|---|---|
| **2002** | | | | |
| Caps, collars and floors | **2.1** | **0.8** | **–** | **2.9** |
| Interest rate swaps | **6.6** | **70.6** | **52.9** | **130.1** |
| Interest rate derivatives | **8.7** | **71.4** | **52.9** | **133.0** |
| Foreign exchange derivatives | **4.3** | **31.0** | **–** | **35.3** |
| At 31 December 2002 | **13.0** | **102.4** | **52.9** | **168.3** |
| **2001** | | | | |
| Caps, collars and floors | – | 9.4 | – | 9.4 |
| Interest rate swaps | 26.7 | 35.7 | 26.1 | 88.5 |
| Interest rate derivatives | 26.7 | 45.1 | 26.1 | 97.9 |
| Foreign exchange derivatives | 26.9 | 77.4 | – | 104.3 |
| At 31 December 2001 | 53.6 | 122.5 | 26.1 | 202.2 |

Substantially all of the Group's derivatives activity is contracted with financial institutions. Replacement cost is calculated by marking to market the value of contracts and aggregating those with a positive value.

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| **32. Memorandum items** | | | | |
| Commitments: | | | | |
| Irrevocable undrawn loan facilities | **972.3** | 1,268.3 | **589.3** | 534.6 |
| Partly paid share capital in subsidiary | **–** | – | **7.8** | 7.8 |
| | **972.3** | 1,268.3 | **597.1** | 542.4 |

**33. Retirement benefits**

**(a) Pension schemes**

The Company operates two funded defined benefit staff pension schemes, administered by trustees, both of which are closed schemes. The funds are independent from those of the Company. The normal pension age of employees in the schemes is 60 years. Pension costs in the principal scheme are assessed in accordance with the advice of a qualified actuary using the projected unit method and the second, smaller scheme, uses the aggregate method. The most recent actuarial valuation of the schemes was at 30 June 2000. The aggregate actuarial value of the schemes' assets was sufficient to cover 110% of the aggregate benefits that had accrued to members, after allowing for expected future increases in earnings.

The aggregate market value of the schemes' assets at 30 June 2000 was £343.3m.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The rate of return on investments has been assumed to exceed the rate of salary increases by 2.0% per annum and present and future pensions by 2.0% per annum.

The pension charge takes account of the surpluses disclosed, which are amortised over a period of 15 years, being the estimated average remaining service lives of pension scheme members.

The Group also operates two further schemes, one defined contribution and one defined benefit which are not material.

The total pension cost for the Group was £10.7m (2001: £11.9m) and included £0.2m (2001: £0.1m) in respect of pensions to former Directors which was charged to 'other administrative expenses'.

Because of the rapid decline in world stock markets during the year, we reviewed our liabilities within the principal scheme in advance of our triennial valuation, due in June 2003. This review revealed a deficit within the fund and, whilst pension funding is essentially a long-term consideration, we considered it prudent to transfer an additional £50m to our pension fund.

**(b) Other post-retirement benefits**

The Company provides concessionary rate mortgages and health care benefits to some of its pensioners. The cost of health care benefits is recognised in accordance with the stated accounting policy. The cost of concessionary rate mortgages is not significant and is recognised in the Profit and Loss Account as it is incurred.

**(c) Financial Reporting Standard No.17 'Retirement Benefits'**

Whilst the company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 *'Accounting for Pension Costs'*, under FRS 17 *'Retirement Benefits'* the following transitional disclosures are required:

The SSAP 24 valuation at 30 June 2000 has been updated by the actuary on an FRS 17 basis at 31 December 2002 and 31 December 2001. The major assumptions used in this valuation were:

| | **2002** | 2001 |
|---|---|---|
| | **%** | % |
| Rate of increase in salaries | **4.4** | 4.5 |
| Rate of increase in pensions in payment | **2.4** | 2.5 |
| Discount rate | **5.5** | 5.8 |
| Inflation assumption | **2.4** | 2.5 |

# Notes to the financial statements

### 33. Retirement benefits – continued

#### (c) Financial Reporting Standard No.17 'Retirement Benefits' – continued

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

| | **Expected rate of return** | **Value at 31 December 2002** | Expected rate of return | Value at 31 December 2001 |
|---|---|---|---|---|
| | % | **£m** | % | £m |
| Equities | **7.0** | **189.8** | 7.5 | 227.8 |
| Gilts | **4.5** | **43.6** | 5.0 | 37.1 |
| Property | **7.0** | **46.4** | 7.5 | 36.9 |
| Bonds | **5.5** | **48.6** | 5.8 | 11.3 |
| Total market value of schemes' assets | | **328.4** | | 313.1 |
| Present value of schemes' liabilities | | **(368.3)** | | (333.5) |
| Deficit in the schemes | | **(39.9)** | | (20.4) |
| Related notional deferred tax asset | | **12.0** | | 6.1 |
| Net pension deficit | | **(27.9)** | | (14.3) |

Under the FRS17 transitional rules, the following disclosure is provided on the performance statements for the year ended 31 December 2002:

| | **£m** |
|---|---|
| **Analysis of amount charged to operating profit** | |
| Current service cost | **11.9** |
| Total operating charges | **11.9** |
| **Analysis of amount credited to other finance income** | |
| Expected return on pension scheme assets | **22.6** |
| Interest on pension scheme liabilities | **(19.9)** |
| Net return | **2.7** |
| **Analysis of amount recognised in the statement of recognised gains and losses (STRGL)** | |
| Actual return less expected return on pension scheme assets | **(58.8)** |
| Experience gains and losses arising on scheme liabilities | **0.7** |
| Changes in assumptions underlying the present value of scheme liabilities | **(11.6)** |
| Actual loss recognised in STRGL | **(69.7)** |
| **Movement in surplus during the year** | |
| Deficit in scheme at 1 January 2002 | **(20.4)** |
| Current service cost | **(11.9)** |
| Contributions | **59.4** |
| Other finance income | **2.7** |
| Actuarial losses | **(69.7)** |
| Deficits in scheme at 31 December 2002 | **(39.9)** |

| **Experience gains and losses** | % |
|---|---|
| Difference between expected and actual return on scheme assets | (18.4) |
| Experience gains and losses on scheme liabilities | 0.4 |
| Total amount recognised in statement of total recognised gains and losses | (19.1) |

## 34. Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in foreign currencies were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m |
| Assets | **1,271.9** | 996.3 | **1,271.9** | 996.3 |
| Liabilities | **2,374.2** | 1,475.2 | **2,374.2** | 1,399.9 |

The Group's policy is to hedge all material foreign currency exposures through both on and off-balance sheet instruments.

## 35. Consolidated cash flow statement

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | **£m** | £m |
| **(a) Reconciliation of operating profit to net cash inflow from operating activities** | | |
| Operating profit | **243.2** | 237.1 |
| (Increase)/decrease in prepayments and accrued income | **(34.9)** | 96.1 |
| (Decrease) in accruals and deferred income | **(43.9)** | (84.1) |
| Provisions for bad and doubtful debts | **11.5** | 10.3 |
| Loans and advances written off, net of recoveries | **(4.4)** | (5.6) |
| Depreciation and amortisation | **35.7** | 55.0 |
| Interest on subordinated loans added back | **45.3** | 49.2 |
| (Decrease) in provisions for liabilities and charges | **(18.3)** | (19.3) |
| Profit on sale of investment securities | **(6.6)** | (8.8) |
| Other non-cash movements | **0.8** | 10.2 |
| **Net cash inflow from trading activities** | **228.4** | 340.1 |
| Net (increase) in collections/transmissions | **(22.6)** | (48.1) |
| Net decrease/(increase) in treasury bills and other eligible bills | **2.1** | (7.2) |
| Net decrease/(increase) in loans and advances to banks and customers | **(860.1)** | 1,066.7 |
| Net (outflow) from acquisition of mortgage book | **(662.2)** | – |
| Net (decrease) in non-recourse funding | **(176.3)** | (158.0) |
| Net increase/(decrease) in deposits by banks and customer accounts | **640.9** | (1,436.5) |
| Net increase in debt securities in issue | **1,027.0** | 420.3 |
| Net (increase)/decrease in other assets | **(26.3)** | 4.0 |
| Net (decrease) in other liabilities | **(42.4)** | (24.5) |
| **Net cash inflow from operating activities** | **108.5** | 156.8 |

| | Minority interest | | Share capital (including share premium account and capital redemption reserve) | | Subordinated liabilities | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| | **£m** | £m | **£m** | £m | **£m** | £m |
| **(b) Analysis of changes in financing during the year** | | | | | | |
| At 1 January | **–** | – | **174.4** | 174.4 | **580.0** | 580.0 |
| Net cash inflow from financing | **148.5** | – | **–** | – | **97.3** | – |
| At 31 December | **148.5** | – | **174.4** | 174.4 | **677.3** | 580.0 |

# Notes to the financial statements

| | Group 2002 | Group 2001 |
|---|---|---|
| | £m | £m |
| **35. Consolidated cash flow statement – continued** | | |
| **(c) Analysis of changes in cash during the year** | | |
| At 1 January | **114.7** | 89.1 |
| Net cash inflow | **1.3** | 25.6 |
| At 31 December | **116.0** | 114.7 |
| Included in the Balance Sheet are the following amounts of cash: | | |
| Cash and balances at central banks | **19.9** | 16.2 |
| Loans and advances to other banks repayable on demand | **96.1** | 98.5 |
| | **116.0** | 114.7 |

The Group is required to maintain balances with the Bank of England which at 31 December 2002 amounted to £25.1m (2001:£23.7m). These balances are not included in cash for the purposes of the cash flow statement.

**36. Directors' and Officers' transactions**

The aggregate amounts outstanding at 31 December 2002 in respect of loans which were made available by or to the Group for persons who were Directors of Bradford & Bingley plc and their connected persons and for Officers of the Company were:

| | Amount | Number |
|---|---|---|
| | £m | |
| Directors' loans | 0.3 | 1 |
| Officers' loans | 0.1 | 5 |

| | Group 2002 | Group 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| **37. Capital and leasing commitments** | | | | |
| **(a) Capital commitments** | | | | |
| Capital expenditure contracted for but not provided for in the Financial Statements | **0.6** | 1.1 | **0.6** | 1.1 |
| **(b) Leasing commitments** | | | | |
| At 31 December the annual commitments under non-cancellable operating leases relating to land and buildings and equipment were as set out below by expiry date: | | | | |
| Within one year | **1.2** | 2.9 | **1.2** | 1.9 |
| In more than one year but not more than five years | **3.4** | 2.9 | **3.4** | 2.1 |
| In more than five years | **10.0** | 10.8 | **10.0** | 10.0 |
| | **14.6** | 16.6 | **14.6** | 14.0 |

### 38. Segmental information

The Group reports through three principal business segments: Lending, Savings and Distribution, supported by Treasury and Group Services. An analysis of the Group profit on ordinary activities before tax and Group total and net assets is provided in the table below:

| | Lending | Savings | Distribution | Reserves & Treasury | Group Services | Joint Venture | Group |
|---|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m | £m |
| **2002** | | | | | | | |
| Profit before tax and exceptionals | **212.8** | **30.1** | **28.0** | **64.5** | **(59.6)** | **(2.6)** | **273.2** |
| Exceptional costs | – | – | – | – | **(32.6)** | – | **(32.6)** |
| Profit on ordinary activities before tax | **212.8** | **30.1** | **28.0** | **64.5** | **(92.2)** | **(2.6)** | **240.6** |
| Total assets | **19,386.4** | – | **105.0** | **5,894.9** | – | – | **25,386.3** |
| Net assets | **1,042.0** | – | **10.1** | **209.7** | – | – | **1,261.8** |
| **2001** | | | | | | | |
| Profit before tax and exceptionals | 189.0 | 55.1 | 13.9 | 66.9 | (69.1) | (2.7) | 253.1 |
| Exceptional costs | – | – | – | – | (18.7) | – | (18.7) |
| Profit on ordinary activities before tax | 189.0 | 55.1 | 13.9 | 66.9 | (87.8) | (2.7) | 234.4 |
| Total assets | 17,440.4 | – | 146.6 | 6,008.3 | – | – | 23,595.3 |
| Net assets | 963.1 | – | 13.1 | 299.1 | – | – | 1,275.3 |

Notes

(a) In order to analyse net interest by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptionals have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) For the purposes of segmental information net assets have been allocated to Lending, Savings and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

(d) The Group operates entirely within the retail financial services sector and accordingly no segmental analysis of turnover has been presented. Please refer to the Financial Review for more information on segmental performance.

# Shareholder information

### Financial calendar 2003

| | |
|---|---|
| 18 February | Results for 2002 announced |
| 29 April | Annual General Meeting |
| 5 August | Interim results for 2003 announced |

### Ordinary dividend

| | |
|---|---|
| 26 March | Ex-dividend date |
| 28 March | Record date |
| 9 May | Payment of final dividend for 2002 |
| 27 August | Ex-dividend date |
| 29 August | Record date |
| 10 October | Payment of interim dividend for 2003 |

### Interest payments

**13% Perpetual Subordinated Bonds**

| | |
|---|---|
| 7 April | Payment of interest |
| 7 October | Payment of interest |

**11.625% Perpetual Subordinated Bonds**

| | |
|---|---|
| 20 January | Payment of interest |
| 20 July | Payment of interest |

### Internet

Information about the Group can be found on the internet at www.bbg.co.uk

### Share price

You are able to keep track of the share price through the financial press, or by visiting our Group website at www.bbg.co.uk

### Share dealing service

To buy or sell Bradford & Bingley shares call 0870 703 0003. This service is provided by our Registrars, Computershare, and is available to all our shareholders. Please have your Securityholder Reference Number (SRN) ready when making your call.

For shareholders in the Bradford & Bingley Nominee Account a postal share dealing service is also available. Please contact the Registrars for details.

### Useful contacts

For information about the Annual General Meeting, shareholdings, dividends and changes to personal details shareholders should contact the Registrars:

Computershare Investor Services PLC,
PO Box 1913, The Pavilions,
Bridgwater Road, Bristol BS99 2PR
Telephone: 0870 703 0003.

Institutional investors may wish to contact Investor Relations by e-mail to ir.enquiries@bbg.co.uk or by calling 01274 554928.

The Summary Financial Statement is available in large print, Braille and audio tape format. To request a copy call the Shareholder Helpline on 0870 703 0003.

### ShareGift scheme

Many investors find themselves owning parcels of shares in quantities so small that it would cost more to sell them than they are worth. They may therefore be too small to do anything with, but may still bring a tax liability on any dividends paid and unwanted annual reports and other documents.

Bradford & Bingley plc supports the ShareGift scheme, which is administered by The Orr Mackintosh Foundation (registered charity number 1052686).

Any shares that you donate to the ShareGift scheme will be transferred into the name of The Orr Mackintosh Foundation, who will aggregate them, sell them when possible, and donate the proceeds to a growing list of charities. Since ShareGift was started over £3,000,000 has been given to more than 400 different charities.

If you would like to participate in the ShareGift scheme, or receive more information about the scheme, they can be contacted by visiting their website at www.sharegift.org.uk, by calling 0207 337 0501, or by writing to The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN.

### Dividend mandates

Dividends will be paid to you by cheque to the address held by the Registrar or they can be credited to a suitable bank or building society account.

When the dividend payments are made you will receive a form to enable you to have your future dividends paid directly into an appropriate bank or building society account.

If you have your dividends paid to your bank or building society you will receive one consolidated tax voucher each year. This will contain the taxation details of all dividends paid in that particular tax year.

### Electronic communications

The Company has set up a facility for shareholders to take advantage of electronic communications.

You can vote online, and receive notification of shareholder documents electronically.

**To cast your AGM vote online log on to:**
www.computershare.com/voting/uk and complete the following steps:

- Choose the Bradford & Bingley meeting
- You will need to enter your Shareholder Reference Number (SRN) and the unique PIN number printed on your voting form
- Enter your choices on screen.

**To register your e-mail address so that future shareholder information can then be made available to you electronically log on to:**
www.bbg.co.uk/shareholders and complete the following steps:

- Click on 'visit our Registrars'
- Enter the required information and click on 'submit'. You will need your SRN located on your voting form or most recent tax voucher
- Click on 'submit' again and register online.

### Electronic proxy appointment through CREST

In addition to providing electronic voting and proxy appointment via our Registrars' website, the Company is reviewing the recently introduced CREST electronic proxy appointment service and is hoping to make this facility available for use in connection with the AGM in 2004.

### Advisers

**Financial Adviser,** Goldman Sachs International
Peterborough Court, 133 Fleet Street
London EC4A 2BB.

**Stockbroker,** Hoare Govett Limited
250 Bishopsgate, London EC2M 4AA.

**Auditor,** KPMG Audit Plc
1 The Embankment, Neville Street
Leeds LS1 4DW.

**Solicitor,** Herbert Smith, Exchange House
Primrose Street, London EC2A 2HS.

**Registrars,** Computershare Investor Services PLC, PO Box 1913, The Pavilions, Bridgwater Road, Bristol, BS99 2PR

# Shareholders' interests in shares at 31 December 2002*

| | Number of shareholders | % | Number of shares | % |
|---|---|---|---|---|
| **Size of holding** | | | | |
| 1 - 250 | 1,198,013 | 96.710 | 298,103,372 | 45.59 |
| 251 - 500 | 25,133 | 2.029 | 11,157,447 | 1.71 |
| 501 - 1,000 | 9,138 | 0.738 | 6,887,887 | 1.05 |
| 1,001 - 5,000 | 5,499 | 0.444 | 10,818,497 | 1.66 |
| 5,001 - 10,000 | 345 | 0.028 | 2,553,499 | 0.39 |
| 10,001 - 100,000 | 364 | 0.029 | 11,645,488 | 1.78 |
| 100,001 - 200,000 | 71 | 0.006 | 10,004,091 | 1.53 |
| 200,001 - 500,000 | 83 | 0.007 | 25,375,335 | 3.88 |
| 500,001 - 1,000,000 | 47 | 0.004 | 35,195,013 | 5.38 |
| 1,000,001 - 5,000,000 | 54 | 0.004 | 125,036,957 | 19.12 |
| 5,000,001 and over | 13 | 0.001 | 117,063,483 | 17.91 |
| Total | 1,238,760 | 100 | 653,841,069 | 100 |
| **Type of holder** | | | | |
| Individuals | 1,235,157 | 99.709 | 327,132,394 | 50.03 |
| Insurance & other corporates | 324 | 0.026 | 6,067,084 | 0.93 |
| Banks & nominees | 3,091 | 0.250 | 285,813,431 | 43.71 |
| Pension funds, investment trusts and trustees | 188 | 0.015 | 34,828,160 | 5.33 |
| Total | 1,238,760 | 100 | 653,841,069 | 100 |

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the trustees of the Bradford & Bingley Share Ownership Trust.

# Relative share price performance since flotation


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Bradford & Bingley Group
All Share Banking Index
FTSE 100

Bradford & Bingley Group performance against the FTSE 100 and the All Share Banking index.

# Your notes

Re 82-5154



Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 545,000 of its ordinary shares on Wednesday, 12 March 2003 at a price of 270.13p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 425,000 of its ordinary shares on Tuesday, 11 March 2003 at a price of 274.94p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 220,000 of its ordinary shares on Monday, 10 March 2003 at a price of 280.10p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 635,000 of its ordinary shares on Friday, 7 March 2003 at a price of 278.66p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 205,000 of its ordinary shares on Thursday, 6 March 2003 at a price of 284.02p per share.

END

Re 82-5154

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 180,000 of its ordinary shares on Wednesday, 5 March 2003 at a price of 283.59p per share.

END

Re 82-5154

04 March 2003
Bradford & Bingley plc

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 275,000 of its ordinary shares on Tuesday, 4 March 2003 at a price of 283.79p per share.

END

Re 82-5154

03 March 2003
Bradford & Bingley plc

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 200,000 of its ordinary shares on Monday, 3 March 2003 at a price of 285.65p per share.

END

# Bradford & Bingley

## Notice of Annual General Meeting







# Introduction

## Bradford & Bingley plc Annual General Meeting

**This booklet contains information for the holders of ordinary shares (including those holding shares in the Bradford & Bingley Nominee Account) and is sent, for information only, to staff who hold shares via the Bradford & Bingley Share Ownership Trust.**

We are holding our Annual General Meeting (AGM) on Tuesday 29 April 2003 at the Hanover International Hotel, Mayo Avenue, Off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ. The Meeting will start at 11.00 am.

The formal Notice of our AGM starts on page 4 of this document. Please read all the information there, together with the notes on pages 8 and 9.

**Explanatory Notes**
The AGM will cover a number of standard items of Ordinary Business (resolutions 1 to 9) and one item of Special Business (resolution 10).

**Ordinary Business**
These items will be proposed as ordinary resolutions. To pass these resolutions at least 50 per cent of the votes cast on the resolution must be in favour.

**Resolution 1.** The Directors' Report and Accounts – the Directors will present these documents at each AGM. The documents are enclosed in this pack, either in the full Annual Report & Accounts or the Summary Financial Statement.

**Resolution 2.** Directors' Remuneration Report - the Directors' Remuneration Report Regulations 2002 came into effect in August 2002 and impose new reporting requirements in connection with Directors' remuneration. There is now a requirement to produce a remuneration report for shareholders which must comply with the regulations, be approved by the Board and filed with the Registrar of Companies. In addition, the report must be presented for a non-binding vote at the AGM.

Bradford & Bingley has, in the past, always included Directors' remuneration information in the Annual Report & Accounts and the Summary Financial Statements. The report complies with the new regulations and Resolution 2 invites shareholders to approve the report.

**Resolution 3.** The dividend – the Directors recommend a final dividend of 9.9 pence per share; together with the interim dividend of 4.9 pence per share (paid in October 2002), this makes a total dividend for the year of 14.8 pence per share. Shareholders are asked to approve the final dividend payable. This amount cannot be more than the Directors recommend.

**Resolution 4.** Re-electing a Director appointed since the last AGM - Rod Kent was appointed to the Board in September 2002 and seeks re-election under the Articles of Association. Information about this Director is given on page 6.

**Resolutions 5, 6 and 7.** Re-electing Directors who are retiring under the Articles of Association and seeking re-election – Trevor Lewis, Christopher Rodrigues and Nicholas Cosh are retiring at the AGM and all are seeking re-election under the provisions of the Articles of Association. Information about these Directors is given on page 7.

**Resolutions 8 and 9.** Re-appointment and remuneration of the auditors – each year shareholders will be asked to approve the re-appointment of the auditors. Resolution 8 proposes the re-appointment of KPMG Audit Plc as the external auditors. In accordance with standard practice, Resolution 9 proposes that the Directors be authorised to decide the auditors' remuneration.

**Special Business**
Resolution 10 will be proposed as a special resolution. To pass a special resolution at least 75 per cent of the votes cast on the resolution must be in favour.

**Resolution 10.** Share purchase – the Companies Act 1985 permits a company to purchase its own shares provided that the purchase has been authorised by the Company at general meetings. It is common practice for listed companies to seek such authority and the Directors consider that it is prudent to seek a renewal of the authority given by shareholders at the AGM in 2002.

During 2002 the Company began a programme to purchase its own shares in line with the authority given at the AGMs in 2001 and 2002 and to date over 28 million shares have been purchased for cancellation at a cost of over £88 million.

Resolution 10, if passed, would give the Company the authority to purchase its own issued ordinary shares of 25 pence each at a price of no less than 25 pence per share, and no more than 5 per cent above the average of the middle market quotations of the Company's shares, as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 65,300,000 shares being approximately 10 per cent of the Company's present issued share capital, and will expire at the conclusion of the next AGM of the Company or 18 months from the date of the Resolution, whichever is the earlier.

The total number of employee share options to subscribe for ordinary shares of 25 pence each in the Company ('ordinary shares') outstanding as at 3 February 2003 was 12.4 million representing approximately 1.89 per cent of the issued share capital of the Company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for ordinary shares outstanding as at 3 February 2003 would represent approximately 2.10 per cent of the issued share capital at that date. The obligations of the Company in respect of ordinary shares issuable under employee share options outstanding are partly hedged by the Company's employee share ownership trusts, details of which can be found in the Annual Report & Accounts.

The Directors would only propose to exercise their authority to make share purchases where the expected effect of the purchase would be to increase earnings per share of the remaining shares in the capital of the Company and, having reviewed the overall financial position of the Company, such purchases were considered to be in the best interests of the shareholders generally.

Any shares purchased under this authority will be treated as cancelled and the number of shares in issue reduced accordingly. The Directors presently intend that a resolution to renew this authority will be proposed at the AGM in 2004.

# Notice of AGM

**NOTICE IS HEREBY given that the Annual General Meeting of Bradford & Bingley plc will be held at the Hanover International Hotel, Mayo Avenue, Off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ at 11.00 am on Tuesday 29 April 2003 to transact the following business:**

**Ordinary Business**

1. To receive the Report of the Directors and the Accounts for the year ended 31 December 2002 together with the Report of the auditors thereon.

2. To approve the Directors' Remuneration Report, as set out in the 2002 Report and Accounts, for the year ended 31 December 2002.

3. To declare a final dividend of 9.9 pence per ordinary share.

4. To re-elect Rod Kent as a Director.

5. To re-elect Trevor Lewis as a Director.

6. To re-elect Christopher Rodrigues as a Director.

7. To re-elect Nicholas Cosh as a Director.

8. To re-appoint KPMG Audit Plc as auditors.

9. To authorise the Directors to agree the auditors' remuneration.

**Special Business**

To consider and, if thought fit, to pass the following Special Resolution.

10. That the company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the Company ("ordinary shares") provided that:

(a) the maximum number of ordinary shares authorised to be purchased is 65,300,000;

(b) the minimum price which may be paid for an ordinary share is 25 pence;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotation for an ordinary share in the Company, derived from The London Stock Exchange Daily Official List, for the five business days immediatel preceding the day on which that ordinary share is contracted to be purchased (exclusive of associated expenses);

(d) the authority hereby conferred shall expire at the conclusion of the next AGM of the Compan or 18 months from the date of this resolution, whichever is the earlier; and

(e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of the authority, which will or may be completed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

By order of the Board

Alan Shankley
Company Secretary
28 February 2003

Of the Directors seeking re-election Rod Kent and Trevor Lewis are members of the Remuneration Committee.

Information about the Directors seeking re-election is included on pages 6 and 7.

Please read the notes to the Notice of Meeting included on pages 8 and 9.

# Your Vote on the re-election of Directors

**The Board currently comprises the following:**

Rod Kent – Chairman (Non-executive Director)
Trevor Lewis – Vice Chairman (Non-executive Director)
Christopher Rodrigues – Group Chief Executive
Nicholas Cosh – Non-executive Director
Diana Courtney – Non-executive Director
George Cox – Non-executive Director
Mark Smith – Non-executive Director
Steven Crawshaw – Managing Director, Lending
Rosemary Thorne – Group Finance Director

This year four Directors are seeking re-election. Rod Kent was appointed a Non-executive Director on 24 September 2002 and seeks re-election. Trevor Lewis, Christopher Rodrigues and Nicholas Cosh are retiring at the AGM and all are seeking re-election under the provisions of the Articles of Association. Information about these Directors isshown below.

**Rod Kent**

Rod (age 55) joined the Board in September 2002 and became Chairman in November 2002. He was previous managing director of Close Brothers for some 28 years, during which time he led the management buy-out in 1974 and took the company public in 1984; he remains a non-executive director of Close Brothers Group plc. He is also chairman of Grosvenor Limited, a non-executive director of Grosvenor Group Holdings Limited and Whitbread Group plc, and a trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee and a member of the Remuneration Committee and the Audit, Risk & Compliance Committee.



**Trevor Lewis**
Trevor (age 66) joined the Board of Bradford & Bingley Building Society in 1990 and became Vice Chairman in 1995. He was appointed to the plc Board in April 2000. He was made a partner in AV Hammond (subsequently Hammond Suddards) Solicitors in 1964 and retired as joint senior partner in 1995. He is Chairman of the Audit, Risk & Compliance Committee and a member of the Remuneration Committee and the Nominations Committee.

**Christopher Rodrigues**
Christopher (age 53) joined the Board of Bradford & Bingley Building Society in 1996 as Chief Executive and was appointed to the plc Board in April 2000. He is a member of the Nominations Committee. He was formerly chief executive of Thomas Cook. He is a member of the Executive Committee of the Council of the National Trust and a non-executive director of The Financial Services Authority.

**Nicholas Cosh**
Nicholas (age 56) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He was formerly group finance director of a number of companies including JIB Group plc, MAI plc and Charterhouse Japhet plc. He is chairman of J P Morgan Fleming American Investment Trust plc and a non-executive director of ICAP plc, Computacenter plc and Hornby plc. He is a member of the Nominations Committee.

**Directors' service contracts**
Christopher Rodrigues has a service contract with an entitlement to 12 months' notice. Rod Kent, Trevor Lewis and Nicholas Cosh do not have service contracts.







# Notes to the Notice of Meeting

**This section should be read in conjunction with the Notice of Meeting on page 4 and the detail on the enclosed voting form. This section provides information for shareholders who have rights in connection with the AGM.**

**Shareholders with shares in the Bradford & Bingley Nominee Account (BBNA)**

You may attend the Meeting in person or vote by post or vote electronically. To attend or vote by post you should return the enclosed Form of Direction.
If you would like to vote electronically, please access our Registrars' website at
www.computershare.com/voting/uk
Follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Direction.

Only the voting instructions of those who continue to be shareholders at 11.00 am on 27 April 2003 (or, if the meeting is adjourned, not less than 48 hours before the time for holding the adjourned meeting) will count towards the voting on each resolution. If you choose to vote by post or electronically, you will be directing Computershare Company Nominees Ltd to vote on your behalf in the manner you indicate. In the case of joint nominee accounts, only the first named holder can be nominated as proxy to attend, speak and vote at the general meetings of the Company.

If you attend the AGM but did not return the enclosed Form of Direction expressing your wish to attend, then you will not be able to vote or speak at the Meeting.

**Shareholders holding share certificates or those holding shares in an uncertificated form (other than the BBNA)**

You may attend the Meeting in person or vote by post or vote electronically. If you are proposing to attend in person you do not have to return the Form of Proxy.
If you would like to vote electronically, please access our Registrars' website at
www.computershare.com/voting/uk
Follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Proxy.

Only those shareholders on the register of members as at 11.00 am on 27 April 2003 (or, if the meeting is adjourned, not less than 48 hours before the time for holding the adjourned meeting) are entitled to attend and vote. Such a shareholder is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the shareholder. A proxy need not be a shareholder of the Company. Further details are given on the enclosed Form of Proxy. Appointing a proxy will not prevent members from attending and voting at the AGM if they later decide to do so.

**Employees with shares in the Bradford & Bingley Share Ownership Trust**
The Notice of Meeting for the AGM is sent to the beneficial owners of shares held in the Bradford & Bingley Share Ownership Trust. However, if you hold shares in this way you are not able to attend the AGM in person but you may direct the Trustee, Computershare Trustees Ltd, to vote on your behalf in the manner you indicate. You can send your vote by post or electronically. To vote by post you should return the enclosed Form of Direction.

If you would like to vote electronically, please access our Registrar's website at www.computershare.com/voting/uk
Follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Direction.

Only the voting instructions of those who continue to hold their shares in the Bradford & Bingley Share Ownership Trust at 11.00 am on 27 April 2003 (or, if the meeting is adjourned, not less than 48 hours before the time for holding the adjourned meeting) will count towards each resolution.

**Electronic proxy appointment through CREST**
In addition to providing electronic voting and proxy appointment via our Registrars' website, the Company is reviewing the recently introduced CREST electronic proxy appointment service and is hoping to make this facility available for use in connection with the AGM in 2004.

**Voting forms**
Please ensure that you return your Form of Proxy or Form of Direction or your electronic voting instructions to arrive at the Registrars by no later than 11.00 am on 27 April 2003 (or, if the meeting is adjourned, not less than 48 hours before the time for holding the adjourned meeting). The results of the postal and electronic votes will be made available to shareholders at the Meeting, and following the Meeting on the Company website at www.bbg.co.uk

Please note that the Company takes all reasonable precautions to ensure no viruses are present in any electronic communication it sends out, but the Company cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company, and recommends that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, that is found to contain any virus will not be accepted.

**General**
If you have more than one holding of Bradford & Bingley shares you may be able to amalgamate these free of charge by writing separately to the Registrars, quoting the Securityholder Reference Number (SRN) for each holding. This may reduce the number of mailings you receive as a holder of Bradford & Bingley shares. Please note that the name and address must be the same for all the holdings that you wish to amalgamate and you should indicate which SRN you wish to retain.

# The Meeting

**Place and time**
Venue: Hanover International Hotel, Mayo Avenue, Off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ
Time: 11.00 am Tuesday 29 April 2003

Doors will open at 10.00 am and refreshments will be available before the Meeting starts.

**Who may attend?**
Only holders of shares in Bradford & Bingley plc (including those holding shares in the BBNA who have completed a Form of Direction asking to be appointed as Computershare Company Nominees Limited's proxy in order to attend the Meeting) or their proxies may attend the Meeting. Employees holding shares in the Bradford & Bingley Share Ownership Trust only, are not entitled to attend the Meeting. Non-shareholders who are accompanying shareholders will be admitted at the discretion of the Company. Please ensure that you bring the attendance slip enclosed with this mailing pack, as this will facilitate entrance to the Meeting.

**Admission**
You will be asked to show your attendance slip enclosed with this pack at the entrance and not having it available will delay your admission. On admission you will receive a voting card in exchange for your attendance slip. If you have been appointed as a shareholder's proxy, please make this fact known to the admission staff.

**Security**
There will be security checks at the entrance to the venue. We ask you not to bring any cameras, recording equipment or laptop computers and that mobile phone be switched off during the Meeting.

**Shareholders with disabilities**
There will be an induction loop and sign language interpreters in the auditorium. Access will be available for shareholders who use a wheelchair. Anyone wishing to use these facilities should alert one of the Bradford & Bingley stewards on arrival.

**Asking questions at the Meeting**
During the Meeting the Chairman will give shareholders or their proxies the opportunity to ask questions.

**Smoking**
Smoking will not be permitted at the venue.

# Location

## How to get there

**Hanover International Hotel**
**Mayo Avenue**
**Off Rooley Lane**
**Bradford**
**West Yorkshire**
**BD5 8HZ**


A641
BRADFORD
A650
WAKEFIELD
ROAD
A6177
LEEDS
BRADFORD
AIRPORT
CHASE
WAY
HANOVER
INTERNATIONAL
A6177
ROOLEY LANE
A6177
MAYO AVENUE
GOLF
COURSE
ROOLEY AVE
M62
LEEDS
M606
BRADFORD
ODSAL
STADIUM
A6036
BRADFORD
ROAD
A58
WHITEHALL
ROAD
JUNCTION
26
M62
MANCHESTER

**If you travel by car:**
At the end of the M606, take the third exit off the roundabout – A6177, Mayo Avenue – towards Bradford. Take the first right turn at the traffic lights and the hotel is situated in front of you. Car parking facilities are available.

**If you travel by public transport:**
The hotel is approximately two miles outside Bradford city centre. The train links from Leeds and other towns and cities come into Bradford city centre. The 363, 622, 623 and 645 bus routes depart from the bus station ('the Interchange') every five minutes to the hotel.

**Registered office:**
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA
Registered in England
No. 3938288






The

**www.bbg.co.uk**
Tel: 01274 555 555
E: enquires@bbg.co.uk

Designed by **Emperor Design Consultants Ltd**




**Registered office:**
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA
Regisered in England No. 3938288

www.bbg.co.uk
Tel: 01274 555555
E: enquiries@bbg.co.uk






